Registration No.  333-91806
                                           1940 Act No. 811-05903

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                   Amendment No. 1 to Form S-6

 FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES
       OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.   Exact name of trust:

                             FT 654

B.   Name of depositor:

                      FIRST TRUST PORTFOLIOS L.P.

C.   Complete address of depositor's principal executive offices:

                      1001 Warrenville Road
                     Lisle, Illinois  60532

D.        Name and complete address of agents for service:

                                           Copy to:
     JAMES A. BOWEN                        ERIC F. FESS
     c/o First Trust Portfolios L.P.       c/o Chapman and Cutler
     1001 Warrenville Road                 111 West Monroe Street
     Lisle, Illinois  60532                Chicago, Illinois 60603

E.   Title of Securities Being Registered:

     An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended


F.   Approximate date of proposed sale to public:

     As soon as practicable after the effective date of the Registration Statement.

|XXX|Check box if it is proposed that this filing will become effective on July 16, 2002 at 2:00 p.m. pursuant to Rule 487.

                ________________________________

             Financial Services Select Portfolio, Series 13
                  The Key 3 Select Portfolio, Series 3
                 Pharmaceutical Select Portfolio, Series 14
                 Technology Select Portfolio, Series 17
                   Communications Portfolio, Series 11
                       Energy Portfolio, Series 12
                 Financial Services Portfolio, Series 13
                      The Key 3 Portfolio, Series 3
                   Leading Brands Portfolio, Series 12
                    Life Sciences Portfolio, Series 5
                   Market Leaders Portfolio, Series 6
                   Pharmaceutical Portfolio, Series 14
                REIT Growth & Income Portfolio, Series 6
                     Technology Portfolio, Series 17
                                 FT 654

FT 654 is a series of a unit investment trust, the FT Series. FT 654 consists of 14 separate portfolios listed above (each, a "Trust," and collectively, the "Trusts"). Each Trust invests in a diversified portfolio of common stocks ("Securities") issued by companies in the industry sector or investment focus for which each Trust is named. The objective of each Trust is to provide the potential for above-average capital appreciation. Each Select Portfolio Series has an expected maturity of approximately 18 months. Each Portfolio Series has an expected maturity of approximately five and one-half years.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                 FIRST TRUST (R)

                                 1-800-621-9533


                  The date of this prospectus is July 16, 2002

                                Table of Contents

Summary of Essential Information                         3
Fee Table                                                7
Report of Independent Auditors                           8
Statements of Net Assets                                 9
Schedules of Investments                                13
The FT Series                                           28
Portfolios                                              29
Risk Factors                                            35
Public Offering                                         37
Distribution of Units                                   40
The Sponsor's Profits                                   41
The Secondary Market                                    41
How We Purchase Units                                   42
Expenses and Charges                                    42
Tax Status                                              43
Retirement Plans                                        45
Rights of Unit Holders                                  45
Income and Capital Distributions                        46
Redeeming Your Units                                    46
Removing Securities from a Trust                        47
Amending or Terminating the Indenture                   48
Information on the Sponsor, Trustee and Evaluator       49
Other Information                                       50

                        Summary of Essential Information

                                 FT 654


                    At the Opening of Business on the
                  Initial Date of Deposit-July 16, 2002


                    Sponsor:  First Trust Portfolios L.P.
                    Trustee:  JPMorgan Chase Bank
                  Evaluator:  First Trust Advisors L.P.

                                                          Financial Services   The Key 3        Pharmaceutical    Technology
                                                          Select Portfolio     Select Portfolio Select Portfolio  Select Portfolio
                                                          Series 13            Series 3         Series 14         Series 17
                                                          _________            _________        __________        __________
Initial Number of Units (1)                                   14,998               14,988            14,995           14,999
Fractional Undivided Interest in the Trust per Unit (1)     1/14,998             1/14,988          1/14,995         1/14,999
Public Offering Price:
    Aggregate Offering Price Evaluation of Securities
       per Unit (2)                                       $    9.900           $    9.900       $    9.900        $    9.900
    Maximum Sales Charge of 3.35% of the Public
         Offering Price per Unit (3.384% of the net amount
         invested, exclusive of the deferred sales charge
         and creation and development fee) (3)            $     .335           $     .335       $     .335        $     .335
    Less Deferred Sales Charge per Unit                   $    (.185)          $    (.185)      $    (.185)       $    (.185)
    Less Creation and Development Fee per Unit            $    (.050)          $    (.050)      $    (.050)       $    (.050)
Public Offering Price per Unit (4)                        $   10.000               10.000       $   10.000        $   10.000
Sponsor's Initial Repurchase Price per Unit (5)           $    9.715           $    9.715       $    9.715        $    9.715
Redemption Price per Unit
    (based on aggregate underlying value of Securities
     less deferred sales charge) (5)                      $    9.715           $    9.715       $    9.715        $    9.715
Cash CUSIP Number                                         33733P 141           30267A 102       33733P 182        33733P 224
Reinvestment CUSIP Number                                 33733P 158           30267A 110       33733P 190        33733P 232
Fee Accounts Cash CUSIP Number                            33733P 166           30267A 128       33733P 208        33733P 240
Fee Accounts Reinvestment CUSIP Number                    33733P 174           30267A 136       33733P 216        33733P 257
Security Code                                                  62470                62474            62478             62482
Ticker Symbol                                                 FFSSTX               FKYSTX           FPHSFX            FTHSSX

First Settlement Date                     July 19, 2002
Mandatory Termination Date (6)            January 16, 2004
Income Distribution Record Date           Fifteenth day of each June and December, commencing December 15, 2002.
Income Distribution Date (7)              Last day of each June and December, commencing December 31, 2002.

_____________

See "Notes to Summary of Essential Information" on page 6.

                        Summary of Essential Information

                                 FT 654


                    At the Opening of Business on the
                  Initial Date of Deposit-July 16, 2002


                    Sponsor:  First Trust Portfolios L.P.
                    Trustee:  JPMorgan Chase Bank
                  Evaluator:  First Trust Advisors L.P.

                                                             Communications    Energy           Financial Services The Key 3
                                                             Portfolio         Portfolio        Portfolio          Portfolio
                                                             Series 11         Series 12        Series 13          Series 3
                                                             _________         __________       __________         _________
Initial Number of Units (1)                                      15,000            15,000           14,998             14,988
Fractional Undivided Interest in the Trust per Unit (1)        1/15,000          1/15,000         1/14,998           1/14,988
Public Offering Price:
    Aggregate Offering Price Evaluation of Securities
           per Unit (2)                                      $    9.900        $    9.900       $    9.900         $    9.900
    Maximum Sales Charge of 4.85% of the Public
          Offering Price per Unit (4.899% of the net
          amount invested, exclusive of the deferred
          sales charge and creation and development fee) (3) $     .485        $     .485       $     .485         $     .485
    Less Deferred Sales Charge per Unit                      $    (.335)       $    (.335)      $    (.335)        $    (.335)
    Less Creation and Development Fee per Unit               $    (.050)       $    (.050)      $    (.050)        $    (.050)
Public Offering Price per Unit (4)                           $   10.000        $   10.000       $   10.000         $   10.000
Sponsor's Initial Repurchase Price per Unit (5)              $    9.565        $    9.565       $    9.565         $    9.565
Redemption Price per Unit
    (based on aggregate underlying value of Securities
less
    deferred sales charge) (5)                               $    9.565        $    9.565       $    9.565         $    9.565
Cash CUSIP Number                                            33733P 265        33733P 307       33733P 349         33733P 380
Reinvestment CUSIP Number                                    33733P 273        33733P 315       33733P 356         33733P 398
Fee Accounts Cash CUSIP Number                               33733P 281        33733P 323       33733P 364         33733P 406
Fee Accounts Reinvestment CUSIP Number                       33733P 299        33733P 331       33733P 372         33733P 414
Security Code                                                     62486             62490            62494              62498
Ticker Symbol                                                    FCOMEX            FEGYTX           FFSVTX             FKEYTX

First Settlement Date                     July 19, 2002
Mandatory Termination Date (6)            January 16, 2008
Income Distribution Record Date           Fifteenth day of each June and December, commencing December 15, 2002.
Income Distribution Date (7)              Last day of each June and December, commencing December 31, 2002.

_____________

See "Notes to Summary of Essential Information" on page 6.

                        Summary of Essential Information

                                 FT 654


                    At the Opening of Business on the
                  Initial Date of Deposit-July 16, 2002


                    Sponsor:  First Trust Portfolios L.P.
                    Trustee:  JPMorgan Chase Bank
                  Evaluator:  First Trust Advisors L.P.

                                                             Leading Brands    Life Sciences    Market Leaders   Pharmaceutical
                                                             Portfolio         Portfolio        Portfolio        Portfolio
                                                             Series 12         Series 5         Series 6         Series 14
                                                             _________         __________       __________       __________
Initial Number of Units (1)                                      14,999            14,990           17,318           14,995
Fractional Undivided Interest in the Trust per Unit (1)        1/14,999          1/14,990         1/17,318         1/14,995
Public Offering Price:
    Aggregate Offering Price Evaluation of Securities
          per Unit (2)                                       $    9.900        $    9.900       $    9.900       $    9.900
    Maximum Sales Charge of 4.85% of the Public
          Offering Price per Unit (4.899% of the net
          amount invested, exclusive of the deferred sales
          charge and creation and development fee) (3)       $     .485        $     .485       $     .485       $     .485
    Less Deferred Sales Charge per Unit                      $    (.335)       $    (.335)      $    (.335)      $    (.335)
    Less Creation and Development Fee per Unit               $    (.050)       $    (.050)      $    (.050)      $    (.050)
Public Offering Price per Unit (4)                           $   10.000        $   10.000       $   10.000       $   10.000
Sponsor's Initial Repurchase Price per Unit (5)              $    9.565        $    9.565       $    9.565       $    9.565
Redemption Price per Unit
    (based on aggregate underlying value of Securities
    less deferred sales charge) (5)                          $    9.565        $    9.565       $    9.565       $    9.565
Cash CUSIP Number                                            33733P 422        33733P 463       33733P 505       33733P 547
Reinvestment CUSIP Number                                    33733P 430        33733P 471       33733P 513       33733P 554
Fee Accounts Cash CUSIP Number                               33733P 448        33733P 489       33733P 521       33733P 562
Fee Accounts Reinvestment CUSIP Number                       33733P 455        33733P 497       33733P 539       33733P 570
Security Code                                                     62502             62506            62510            62514
Ticker Symbol                                                    FLBRTX            FLFSFX           FMKLSX           FPHRFX

First Settlement Date                     July 19, 2002
Mandatory Termination Date (6)            January 16, 2008
Income Distribution Record Date           Fifteenth day of each June and December, commencing December 15, 2002.
Income Distribution Date (7)              Last day of each June and December, commencing December 31, 2002.

__________________

See "Notes to Summary of Essential Information" on page 6.

                        Summary of Essential Information

                                 FT 654


 At the Opening of Business on the Initial Date of Deposit-July 16, 2002


                    Sponsor:  First Trust Portfolios L.P.
                    Trustee:  JPMorgan Chase Bank
                  Evaluator:  First Trust Advisors L.P.

                                                                                             REIT Growth
                                                                                             & Income        Technology
                                                                                             Portfolio       Portfolio
                                                                                             Series 6        Series 17
                                                                                             __________      __________
Initial Number of Units (1)                                                                      14,997          14,999
Fractional Undivided Interest in the Trust per Unit (1)                                        1/14,997        1/14,999
Public Offering Price:
    Aggregate Offering Price Evaluation of Securities per Unit (2)                           $    9.900      $    9.900
    Maximum Sales Charge of 4.85% of the Public Offering Price per Unit (4.899% of the net
    amount invested, exclusive of the deferred sales charge and creation and
    development fee) (3)                                                                     $     .485      $     .485
    Less Deferred Sales Charge per Unit                                                      $    (.335)     $    (.335)
    Less Creation and Development Fee per Unit                                               $    (.050)     $    (.050)
Public Offering Price per Unit (4)                                                           $   10.000      $   10.000
Sponsor's Initial Repurchase Price per Unit (5)                                              $    9.565      $    9.565
Redemption Price per Unit
    (based on aggregate underlying value of Securities less deferred sales charge) (5)       $    9.565      $    9.565
Cash CUSIP Number                                                                            33733P 620      33733P 588
Reinvestment CUSIP Number                                                                    33733P 638      33733P 596
Fee Accounts Cash CUSIP Number                                                               33733P 646      33733P 604
Fee Accounts Reinvestment CUSIP Number                                                       33733P 653      33733P 612
Security Code                                                                                     62522           62518
Ticker Symbol                                                                                    FRGISX          FTCHSX

First Settlement Date                     July 19, 2002
Mandatory Termination Date (6)            January 16, 2008
Income Distribution Record Date           Fifteenth day of each June and December, commencing December 15, 2002 for all portfolios except REIT Growth & Income Portfolio, Series 6; and the fifteenth day of each month for REIT Growth & Income Portfolio, Series 6, commencing
                                          August 15, 2002.
Income Distribution Date (7) (8)          Last day of each June and December, commencing December 31, 2002 for all portfolios except REIT Growth & Income Portfolio, Series 6; and the last day of each month for REIT Growth & Income Portfolio, Series 6, commencing August 31,
                                          2002.

_____________

                NOTES TO SUMMARY OF ESSENTIAL INFORMATION

(1) As of the close of business on the Initial Date of Deposit, we may adjust the number of Units of a Trust so that the Public Offering Price per Unit will equal approximately $10.00. If we make such an adjustment, the fractional undivided interest per Unit will vary from the amounts indicated above.

(2) Each listed Security is valued at its last closing sale price. If a Security is not listed, or if no closing sale price exists, it is valued at its closing ask price. Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York Stock Exchange ("NYSE") (generally 4:00 p.m. Eastern time) on each day on which it is open (the "Evaluation Time").

(3) The maximum sales charge consists of an initial sales charge, a deferred sales charge and the creation and development fee. See "Fee Table" and "Public Offering."

(4) The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit. No investor will purchase Units at this price. The price you pay for your Units will be based on their valuation at the Evaluation Time on the date you purchase your Units. On the Initial Date of Deposit, the Public Offering Price per Unit will not include any accumulated dividends on the Securities. After this date, a pro rata share of any accumulated dividends on the Securities will be included.

(5) Until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Sponsor's Initial Repurchase Price per Unit and the Redemption Price per Unit will include the creation and development fee and estimated organization costs per Unit set forth under "Fee Table." After such date, the Sponsor's Repurchase Price and Redemption Price per Unit will not include such creation and development fee and estimated organization costs. See "Redeeming Your Units."

(6) See "Amending or Terminating the Indenture."

(7) Distributions from the Capital Account will be made monthly on the last day of the month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $1.00 per 100 Units. In any case, the Trustee will distribute any funds in the Capital Account in December of each year.

(8) For REIT Growth & Income Portfolio, Series 6, the estimated net annual distribution per Unit is estimated to be $.6451 for the first year. The estimated net annual distribution per Unit for subsequent years, $.6295, is expected to be less than the amount for the first year because a portion of the Securities included in REIT Growth & Income Portfolio, Series 6 will be sold during the first year to pay for organization costs, the deferred sales charge and the creation and development fee.

                                    Fee Table

This Fee Table describes the fees and expenses that you may, directly or indirectly, pay if you buy and hold Units of a Trust. See "Public Offering" and "Expenses and Charges." Although each Select Portfolio Series has a term of approximately 18 months, each Portfolio Series has a term of approximately five and one-half years, and each is a unit investment trust rather than a mutual fund, this information allows you to compare fees.

                                                                             Select
                                                                             Portfolio Series         Portfolio Series
                                                                             ______________________   ______________________
                                                                                           Amount                   Amount
                                                                                           per Unit                 per Unit
                                                                                           ________                 ________
Unit Holder Sales Fees (as a percentage of public offering price)

Maximum Sales Charge

Initial sales charge                                                         1.00%(a)      $.100      1.00%(a)      $.100
Deferred sales charge                                                        1.85%(b)      $.185      3.35%(b)      $.335
Creation and development fee                                                 0.50%(c)      $.050      0.50%(c)      $.050
                                                                             _______       _______    _______       _______
Maximum Sales Charge (including creation and development fee)                3.35%         $.335      4.85%         $.485
                                                                             =======       =======    =======       =======

Organization Costs (as a percentage of public offering price)
Estimated organization costs                                                 .290%(d)      $.0290     .290%(d)      $.0290
                                                                             =======       =======    =======       =======
Estimated Annual Trust Operating Expenses(e)
(as a percentage of average net assets)
Portfolio supervision, bookkeeping, administrative and evaluation fees       .080%         $.0080     .100%         $.0098
Trustee's fee and other operating expenses                                   .119%(f)      $.0118     .153%(f)(g)   $.0150
                                                                             _______       _______    _______       _______
Total                                                                        .199%         $.0198     .253%         $.0248
                                                                             =======       =======    =======       =======

                                 Example

This example is intended to help you compare the cost of investing in a Trust with the cost of investing in other investment products. The example assumes that you invest $10,000 in a Trust for the periods shown and sell your Units at the end of those periods. The example also assumes a 5% return on your investment each year and that a Trust's operating expenses stay the same. The example does not take into consideration transaction fees which may be charged by certain broker/dealers for processing redemption requests. Although your actual costs may vary, based on these assumptions your costs would be:


                                                                   1 Year     18 Months(h)  3 Years     5 Years    5 1/2 Years
                                                                   __________ __________    __________  __________ __________
Select Portfolio Series                                            $384       $394          N.A.        N.A.       N.A.
Portfolio Series (except REIT Growth & Income Portfolio, Series 6)  539        N.A.         591         648        663
REIT Growth & Income Portfolio, Series 6                            540        N.A.         592         649        664

The example will not differ if you hold rather than sell your Units at the end of each period.

_____________

(a) The combination of the initial and deferred sales charge comprises what we refer to as the "transactional sales charge." The initial sales charge is actually equal to the difference between the maximum sales charge (3.35% for each Select Portfolio Series and 4.85% for each Portfolio Series) and the sum of any remaining deferred sales charge and creation and development fee.

(b) The deferred sales charge is a fixed dollar amount equal to $.185 per Unit for each Select Portfolio Series and $.335 per Unit for each Portfolio Series which, as a percentage of the Public Offering Price, will vary over time. The deferred sales charge will be deducted in three monthly installments commencing January 17, 2003.

(c) The creation and development fee compensates the Sponsor for creating and developing the Trusts. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period which is expected to be approximately six months from the Initial Date of Deposit. If the price you pay for your Units exceeds $10 per Unit, the creation and development fee will be less than 0.50%; if the price you pay for your Units is less than $10 per Unit, the creation and development fee will exceed 0.50%.

(d) Estimated organization costs will be deducted from the assets of a Trust at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period.

(e) Each of the fees listed herein is assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(f) For each Portfolio Series, other operating expenses includes the costs incurred by each Portfolio Series for annually updating such Trust's registration statement. Other operating expenses, however, do not include brokerage costs and other portfolio transaction fees for any of the Trusts. In certain circumstances the Trusts may incur additional expenses not set forth above. See "Expenses and Charges."

(g) Due to its monthly distributions of income, the Trustee's fee and other operating expenses for REIT Growth & Income Portfolio, Series 6 are estimated to be .155%, or $.0152 per Unit. This increases total estimated annual operating expenses for this Trust to .255%, or $.0250 per Unit.

(h) For each Select Portfolio Series, the example represents the estimated costs incurred through each Trust's approximate 18-month life.

                         Report of Independent Auditors

The Sponsor, First Trust Portfolios L.P., and Unit Holders
FT 654


We have audited the accompanying statements of net assets, including the schedules of investments, of FT 654, comprising the Financial Services Select Portfolio, Series 13; The Key 3 Select Portfolio, Series 3; Pharmaceutical Select Portfolio, Series 14; Technology Select Portfolio, Series 17; Communications Portfolio, Series 11; Energy Portfolio, Series 12; Financial Services Portfolio, Series 13; The Key 3 Portfolio, Series 3; Leading Brands Portfolio, Series 12; Life Sciences Portfolio, Series 5; Market Leaders Portfolio, Series 6; Pharmaceutical Portfolio, Series 14; REIT Growth & Income Portfolio, Series 6; and Technology Portfolio, Series 17 (collectively, the "Trusts") as of the opening of business on July 16, 2002 (Initial Date of Deposit). These statements of net assets are the responsibility of the Trusts' Sponsor. Our responsibility is to express an opinion on these statements of net assets based on our audits.



We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of net assets are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of net assets. Our procedures included confirmation of the irrevocable letter of credit held by JPMorgan Chase Bank, the Trustee, and allocated among the Trusts for the purchase of Securities, as shown in the statements of net assets, as of the opening of business on July 16, 2002, by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Trusts' Sponsor, as well as evaluating the overall presentation of the statements of net assets. We believe that our audits of the statements of net assets provide a reasonable basis for our opinion.



In our opinion, the statements of net assets referred to above present fairly, in all material respects, the financial position of FT 654, comprising the Financial Services Select Portfolio, Series 13; The Key 3 Select Portfolio, Series 3; Pharmaceutical Select Portfolio, Series 14; Technology Select Portfolio, Series 17; Communications Portfolio, Series 11; Energy Portfolio, Series 12; Financial Services Portfolio, Series 13; The Key 3 Portfolio, Series 3; Leading Brands Portfolio, Series 12; Life Sciences Portfolio, Series 5; Market Leaders Portfolio, Series 6; Pharmaceutical Portfolio, Series 14; REIT Growth & Income Portfolio, Series 6; and Technology Portfolio, Series 17 at the opening of business on July 16, 2002 (Initial Date of Deposit) in conformity with accounting principles generally accepted in the United States of America.




DELOITTE & TOUCHE LLP


Chicago, Illinois
July 16, 2002

                            Statements of Net Assets

                                 FT 654


                    At the Opening of Business on the
                  Initial Date of Deposit-July 16, 2002


                                                         Financial Services The Key 3        Pharmaceutical   Technology
                                                         Select Portfolio   Select Portfolio Select Portfolio Select Portfolio
                                                         Series 13          Series 3         Series 14        Series 17
                                                         __________         __________       __________       __________
NET ASSETS
Investment in Securities represented by
   purchase contracts (1) (2)                            $148,483           $148,379         $148,450         $148,489
Less liability for reimbursement
   to Sponsor for organization costs (3)                     (435)              (435)            (435)            (435)
Less liability for deferred sales charge (4)               (2,775)            (2,773)          (2,774)          (2,775)
Less liability for creation and development fee (5)          (750)              (749)            (750)            (750)
                                                         ________           ________         ________         ________
Net assets                                               $144,523           $144,422         $144,491         $144,529
                                                         ========           ========         ========         ========
Units outstanding                                          14,998             14,988           14,995           14,999

ANALYSIS OF NET ASSETS
Cost to investors (6)                                    $149,982           $149,878         $149,950         $149,989
Less maximum sales charge (6)                              (5,024)            (5,021)          (5,024)          (5,025)
Less estimated reimbursement to Sponsor
   for organization costs (3)                                (435)              (435)            (435)            (435)
                                                         ________           ________         ________         ________
Net assets                                               $144,523           $144,422         $144,491         $144,529
                                                         ========           ========         ========         ========

_____________

See "Notes to Statements of Net Assets" on page 12.

                            Statements of Net Assets

                                 FT 654


                    At the Opening of Business on the
                  Initial Date of Deposit-July 16, 2002


                                                                                             Financial
                                                          Communications    Energy           Services          The Key 3
                                                          Portfolio         Portfolio        Portfolio         Portfolio
                                                          Series 11         Series 12        Series 13         Series 3
                                                          __________        __________       __________        __________
NET ASSETS
Investment in Securities represented by
   purchase contracts (1) (2)                             $148,501          $148,505         $148,483          $148,379
Less liability for reimbursement
   to Sponsor for organization costs (3)                      (435)             (435)            (435)             (435)
Less liability for deferred sales charge (4)                (5,025)           (5,025)          (5,024)           (5,021)
Less liability for creation and development fee (5)           (750)             (750)            (750)             (749)
                                                          ________           ________        ________          ________
Net assets                                                $142,291           $142,295        $142,274          $142,174
                                                          ========           ========        ========          ========
Units outstanding                                           15,000             15,000          14,998            14,988

ANALYSIS OF NET ASSETS
Cost to investors (6)                                     $150,001           $150,005        $149,983          $149,878
Less maximum sales charge (6)                               (7,275)            (7,275)         (7,274)           (7,269)
Less estimated reimbursement to Sponsor
   for organization costs (3)                                 (435)              (435)           (435)             (435)
                                                          ________           ________        ________          ________
Net assets                                                $142,291           $142,295        $142,274          $142,174
                                                          ========           ========        ========          ========

_____________

See "Notes to Statements of Net Assets" on page 12.

                           Statements of Net Assets

                                 FT 654


                    At the Opening of Business on the
                  Initial Date of Deposit-July 16, 2002


                                                          Leading Brands    Life Sciences   Market Leaders    Pharmaceutical
                                                          Portfolio         Portfolio       Portfolio         Portfolio
                                                          Series 12         Series 5        Series 6          Series 14
                                                          __________        __________      __________        __________
NET ASSETS
Investment in Securities represented
   by purchase contracts (1) (2)                          $148,489          $148,401        $171,449          $148,450
Less liability for reimbursement
   to Sponsor for organization costs (3)                      (435)             (435)           (502)             (435)
Less liability for deferred sales charge (4)                (5,400)           (5,022)         (5,802)           (5,023)
Less liability for creation and development fee (5)           (375)             (750)           (866)             (750)
                                                          ________          ________        ________          ________
Net assets                                                $142,279          $142,194        $164,279          $142,242
                                                          ========          ========        ========          ========
Units outstanding                                           14,999            14,990          17,318            14,995

ANALYSIS OF NET ASSETS
Cost to investors (6)                                     $149,989          $149,899        $173,180          $149,950
Less maximum sales charge (6)                               (7,275)           (7,270)         (8,399)           (7,273)
Less estimated reimbursement to
   Sponsor for organization costs (3)                         (435)             (435)           (502)             (435)
                                                          ________          ________        ________          ________
Net assets                                                $142,279          $142,194        $164,279          $142,242
                                                          ========          ========        ========          ========

_____________

See "Notes to Statements of Net Assets" on page 12.

                            Statements of Net Assets

                                 FT 654


                    At the Opening of Business on the
                  Initial Date of Deposit-July 16, 2002


                                                                                          REIT Growth
                                                                                          & Income          Technology
                                                                                          Portfolio         Portfolio
                                                                                          Series 6          Series 17
                                                                                          __________        __________
NET ASSETS
Investment in Securities represented by purchase contracts (1) (2)                        $148,469          $148,489
Less liability for reimbursement to Sponsor for organization costs (3)                        (435)             (435)
Less liability for deferred sales charge (4)                                                (5,024)           (5,025)
Less liability for creation and development fee (5)                                           (750)             (750)
                                                                                          ________          ________
Net assets                                                                                $142,260          $142,279
                                                                                          ========          ========
Units outstanding                                                                           14,997            14,999

ANALYSIS OF NET ASSETS
Cost to investors (6)                                                                     $149,969          $149,989
Less maximum sales charge (6)                                                               (7,274)           (7,275)
Less estimated reimbursement to Sponsor for organization costs (3)                            (435)             (435)
                                                                                          ________          ________
Net assets                                                                                $142,260          $142,279
                                                                                          ========          ========

_____________

                    NOTES TO STATEMENTS OF NET ASSETS

(1) Aggregate cost of the Securities listed under "Schedule of Investments" for each Trust is based on their aggregate underlying value.

(2) An irrevocable letter of credit issued by JPMorgan Chase Bank, of which $2,800,000 will be allocated among the 14 Trusts in FT 654, has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to their purchase contracts.

(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trusts. These costs have been estimated at $.0290 per Unit for each Select Portfolio Series and $.0290 per Unit for each Portfolio Series. A payment will be made at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs of a Trust are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of such Trust.

(4) Represents the amount of mandatory deferred sales charge distributions of $.185 per Unit for each Select Portfolio Series, or $.335 per Unit for each Portfolio Series, payable to the Sponsor in three approximately equal monthly installments beginning on January 17, 2003 and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through March 20, 2003. If Unit holders redeem their Units before March 20, 2003 they will have to pay the remaining amount of the deferred sales charge applicable to such Units when they redeem them.

(5) The creation and development fee ($.050 per Unit for each Trust) is payable by a Trust on behalf of Unit holders out of assets of a Trust at the end of the initial offering period. If Units are redeemed prior to the close of the initial offering period, the fee will not be deducted from the proceeds.

(6) The aggregate cost to investors includes a maximum sales charge (comprised of an initial sales charge, a deferred sales charge and the creation and development fee) computed at the rate of 3.35% of the Public Offering Price per Unit for each Select Portfolio Series (equivalent to 3.384% of the net amount invested, exclusive of the deferred sales charge and the creation and development fee) or 4.85% of the Public Offering Price per Unit for each Portfolio Series (equivalent to 4.899% of the net amount invested, exclusive of the deferred sales charge and the creation and development fee), assuming no reduction of the maximum sales charge as set forth under "Public Offering."

                             Schedule of Investments

                 Financial Services Select Portfolio, Series 13
                                     FT 654


                    At the Opening of Business on the
                  Initial Date of Deposit-July 16, 2002


                                                                                  Percentage         Market       Cost of
Number        Ticker Symbol and                                                   of Aggregate       Value per    Securities to
of Shares     Name of Issuer of Securities (1)                                    Offering Price     Share        the Trust (2)
______        _____________________________                                       _________          ______       _________
              Banks & Thrifts (30.07%):
              _________________________________
 73           BAC        Bank of America Corporation                                3.33%            $67.79       $  4,949
159           BK         The Bank of New York Company, Inc.                         3.35%             31.26          4,970
156           CF         Charter One Financial, Inc.                                3.33%             31.71          4,947
 85           CMA        Comerica Incorporated                                      3.33%             58.20          4,947
123           CBSH       Commerce Bancshares, Inc.                                  3.35%             40.38          4,967
181           FBF        FleetBoston Financial Corporation                          3.34%             27.42          4,963
 79           STI        SunTrust Banks, Inc.                                       3.36%             63.12          4,986
144           WM         Washington Mutual, Inc.                                    3.35%             34.49          4,967
105           WFC        Wells Fargo & Company                                      3.33%             47.15          4,951

              Financial Services (19.98%):
              _________________________________
 97           COF        Capital One Financial Corporation                          3.34%             51.11          4,958
134           C          Citigroup Inc.                                             3.33%             36.94          4,950
 68           FNM        Fannie Mae                                                 3.33%             72.73          4,946
 84           FRE        Freddie Mac                                                3.33%             58.85          4,943
108           HI         Household International, Inc.                              3.32%             45.67          4,932
157           KRB        MBNA Corporation (3)                                       3.33%             31.50          4,945

              Insurance (23.32%):
              _________________________
169           AFL        AFLAC Incorporated                                         3.34%             29.33          4,957
142           ALL        The Allstate Corporation                                   3.33%             34.85          4,949
 79           ABK        Ambac Financial Group, Inc.                                3.33%             62.57          4,943
 78           AIG        American International Group, Inc.                         3.33%             63.33          4,940
179           MET        MetLife, Inc.                                              3.33%             27.60          4,940
170           PFG        The Principal Financial Group, Inc.                        3.34%             29.15          4,955
114           RDN        Radian Group Inc.                                          3.32%             43.31          4,937

              Investment Services (26.63%):
              __________________________________
182           EV         Eaton Vance Corp.                                          3.33%             27.19          4,949
 68           GS         The Goldman Sachs Group, Inc.                              3.34%             72.95          4,961
175           ITG        Investment Technology Group, Inc.                          3.32%             28.21          4,937
116           LM         Legg Mason, Inc.                                           3.32%             42.56          4,937
 85           LEH        Lehman Brothers Holdings Inc.                              3.32%             57.84          4,916
134           MER        Merrill Lynch & Co., Inc.                                  3.33%             36.95          4,951
120           MWD        Morgan Stanley                                             3.33%             41.15          4,938
192           RJF        Raymond James Financial, Inc.                              3.34%             25.79          4,952
                                                                                  _______                         ________
                               Total Investments                                  100.00%                         $148,483
                                                                                  =======                         ========

_____________

See "Notes to Schedules of Investments" on page 27.

                             Schedule of Investments

                      The Key 3 Select Portfolio, Series 3
                                     FT 654


                    At the Opening of Business on the
                  Initial Date of Deposit-July 16, 2002


                                                                                 Percentage         Market      Cost of
Number        Ticker Symbol and                                                  of Aggregate       Value per   Securities to
of Shares     Name of Issuer of Securities (1)                                   Offering Price     Share       the Trust (2)
______        _____________________________                                      _________          ______      _________
              Financial Services (33.33%):
              _______________________
 73           BAC        Bank of America Corporation                               3.33%            $67.79      $  4,949
134           C          Citigroup Inc.                                            3.34%             36.94         4,950
 68           FNM        Fannie Mae                                                3.33%             72.73         4,946
108           HI         Household International, Inc.                             3.32%             45.67         4,932
175           ITG        Investment Technology Group, Inc.                         3.33%             28.21         4,937
 86           LEH        Lehman Brothers Holdings Inc.                             3.35%             57.84         4,974
120           MWD        Morgan Stanley                                            3.33%             41.15         4,938
114           RDN        Radian Group Inc.                                         3.33%             43.31         4,937
 78           STI        SunTrust Banks, Inc.                                      3.32%             63.12         4,923
144           WM         Washington Mutual, Inc.                                   3.35%             34.49         4,967

              Healthcare (33.30%):
              _________________
228           ADRX       Andrx Group                                               3.34%             21.75         4,959
 90           BRL        Barr Laboratories, Inc.                                   3.32%             54.70         4,923
207           BVF        Biovail Corporation (4)                                   3.33%             23.86         4,939
 95           CAH        Cardinal Health, Inc.                                     3.32%             51.89         4,930
168           DNA        Genentech, Inc.                                           3.33%             29.40         4,939
174           GDT        Guidant Corporation                                       3.33%             28.38         4,938
101           JNJ        Johnson & Johnson                                         3.33%             49.00         4,949
129           MDT        Medtronic, Inc.                                           3.34%             38.38         4,951
108           MRK        Merck & Co., Inc.                                         3.33%             45.70         4,936
172           PFE        Pfizer Inc.                                               3.33%             28.78         4,950

              Technology (33.37%):
              _________________
112           ACS        Affiliated Computer Services, Inc.                        3.33%             44.02         4,930
255           AMAT       Applied Materials, Inc.                                   3.33%             19.40         4,947
255           CLS        Celestica Inc. (4)                                        3.33%             19.40         4,947
341           CHKP       Check Point Software Technologies Ltd. (4)                3.33%             14.50         4,944
343           CSCO       Cisco Systems, Inc.                                       3.34%             14.44         4,953
195           DELL       Dell Computer Corporation                                 3.34%             25.44         4,961
 96           MSFT       Microsoft Corporation                                     3.35%             51.80         4,973
354           NOK        Nokia Oyj (ADR)                                           3.34%             13.98         4,949
488           ORCL       Oracle Corporation                                        3.34%             10.15         4,953
421           SEBL       Siebel Systems, Inc.                                      3.34%             11.77         4,955
                                                                                 _______                        ________
                               Total Investments                                 100.00%                        $148,379
                                                                                 =======                        ========

_____________

See "Notes to Schedules of Investments" on page 27.

                             Schedule of Investments

                   Pharmaceutical Select Portfolio, Series 14
                                     FT 654


                    At the Opening of Business on the
                  Initial Date of Deposit-July 16, 2002


                                                                                  Percentage       Market      Cost of
Number        Ticker Symbol and                                                   of Aggregate     Value per   Securities to
of Shares     Name of Issuer of Securities (1)                                    Offering Price   Share       the Trust (2)
______        _____________________________                                       _________        ______      _________
172           ABT        Abbott Laboratories                                        4%             $34.50      $  5,934
191           AMGN       Amgen Inc.                                                 4%              31.07         5,934
273           ADRX       Andrx Group                                                4%              21.75         5,938
166           AZN        AstraZeneca Plc (ADR)                                      4%              35.70         5,926
 94           AVE        Aventis S.A. (ADR)                                         4%              63.31         5,951
109           BRL        Barr Laboratories, Inc.                                    4%              54.70         5,962
141           CEPH       Cephalon, Inc.                                             4%              41.99         5,921
 84           FRX        Forest Laboratories, Inc.                                  4%              70.40         5,914
202           DNA        Genentech, Inc.                                            4%              29.40         5,939
162           GSK        GlaxoSmithKline Plc (ADR)                                  4%              36.65         5,937
161           IDPH       IDEC Pharmaceuticals Corporation                           4%              36.96         5,951
121           JNJ        Johnson & Johnson                                          4%              49.00         5,929
317           KG         King Pharmaceuticals, Inc.                                 4%              18.71         5,931
115           LLY        Eli Lilly and Company                                      4%              51.61         5,935
236           MEDI       MedImmune, Inc.                                            4%              25.21         5,950
130           MRK        Merck & Co., Inc.                                          4%              45.70         5,941
572           MLNM       Millennium Pharmaceuticals, Inc.                           4%              10.38         5,937
150           NVS        Novartis AG (ADR)                                          4%              39.70         5,955
200           NVO        Novo Nordisk A/S (ADR)                                     4%              29.75         5,950
206           PFE        Pfizer Inc.                                                4%              28.78         5,929
 77           RHHBY      Roche Holding AG (ADR)                                     4%              77.03         5,931
266           SGP        Schering-Plough Corporation                                4%              22.29         5,929
 95           TEVA       Teva Pharmaceutical Industries Ltd. (ADR)                  4%              62.40         5,928
291           WPI        Watson Pharmaceuticals, Inc.                               4%              20.44         5,948
157           WYE        Wyeth                                                      4%              37.90         5,950
                                                                                  ______                       ________
                               Total Investments                                  100%                         $148,450
                                                                                  ======                       ========

_____________

See "Notes to Schedules of Investments" on page 27.

                             Schedule of Investments

                     Technology Select Portfolio, Series 17
                                     FT 654


                    At the Opening of Business on the
                  Initial Date of Deposit-July 16, 2002


                                                                                   Percentage       Market       Cost of
Number         Ticker Symbol and                                                   of Aggregate     Value per    Securities to
of Shares      Name of Issuer of Securities (1)                                    Offering Price   Share        the Trust (2)
______         _____________________________                                       _________        ______       _________
               Communications Equipment (8%):
               ____________________________
  425          NOK        Nokia Oyj (ADR)                                            4%             $13.98       $  5,941
  202          QCOM       QUALCOMM Inc.                                              4%              29.38          5,935

               Computers & Peripherals (20%):
               ____________________________
  306          CLS        Celestica Inc. (4)                                         4%              19.40          5,936
  233          DELL       Dell Computer Corporation                                  4%              25.44          5,928
  653          EMC        EMC Corporation                                            4%               9.10          5,942
  114          LXK        Lexmark International, Inc.                                4%              52.00          5,928
1,044          SUNW       Sun Microsystems, Inc.                                     4%               5.69          5,940

               Computer Software & Services (48%):
               ____________________________
  224          ADBE       Adobe Systems Incorporated                                 4%              26.49          5,934
  135          ACS        Affiliated Computer Services, Inc.                         4%              44.02          5,943
  737          BEAS       BEA Systems, Inc.                                          4%               8.06          5,940
  410          CHKP       Check Point Software Technologies Ltd. (4)                 4%              14.50          5,945
   94          ERTS       Electronic Arts Inc.                                       4%              63.46          5,965
  174          FDC        First Data Corporation                                     4%              34.20          5,951
  115          MSFT       Microsoft Corporation                                      4%              51.80          5,957
  585          ORCL       Oracle Corporation                                         4%              10.15          5,938
  505          SEBL       Siebel Systems, Inc.                                       4%              11.77          5,944
  257          SDS        SunGard Data Systems Inc.                                  4%              23.08          5,932
  189          SYMC       Symantec Corporation                                       4%              31.50          5,954
  343          VRTS       VERITAS Software Corporation                               4%              17.30          5,934

               Networking Products (4%):
               ____________________________
  411          CSCO       Cisco Systems, Inc.                                        4%              14.44          5,935

               Semiconductor Equipment (8%):
               ____________________________
  306          AMAT       Applied Materials, Inc.                                    4%              19.40          5,936
  180          NVLS       Novellus Systems, Inc.                                     4%              32.94          5,929

               Semiconductors (12%):
               ____________________________
  311          INTC       Intel Corporation                                          4%              19.12          5,946
  142          MXIM       Maxim Integrated Products, Inc.                            4%              41.72          5,924
  271          NVDA       NVIDIA Corporation                                         4%              21.89          5,932
                                                                                  ______                         ________
                               Total Investments                                   100%                          $148,489
                                                                                  ======                         ========

_____________

See "Notes to Schedules of Investments" on page 27.

                             Schedule of Investments

                       Communications Portfolio, Series 11
                                     FT 654


                    At the Opening of Business on the
                  Initial Date of Deposit-July 16, 2002


                                                                                  Percentage       Market       Cost of
Number        Ticker Symbol and                                                   of Aggregate     Value per    Securities to
of Shares     Name of Issuer of Securities (1)                                    Offering Price   Share        the Trust (2)
______        _____________________________                                       _________        ______       _________
              Communications Services-Domestic (35%):
              ______________________________
  168         AT         ALLTEL Corporation                                         5%             $44.15       $ 7,417
  568         AOL        AOL Time Warner Inc.                                       5%              13.08         7,429
  236         BLS        BellSouth Corporation                                      5%              31.44         7,420
  272         CTL        CenturyTel, Inc.                                           5%              27.25         7,412
  311         CMCSK      Comcast Corporation (Class A Special)                      5%              23.91         7,436
  252         SBC        SBC Communications Inc.                                    5%              29.51         7,436
  211         VZ         Verizon Communications Inc.                                5%              35.15         7,417

              Communications Services-Foreign (15%):
              ______________________________
  717         CTC        Compania de Telecomunicaciones de Chile S.A.
                              (Telefonica CTC Chile) (ADR)                          5%              10.36         7,428
  288         TEF        Telefonica, S.A. (ADR)                                     5%              25.76         7,419
  238         TMX        Telefonos de Mexico S.A. de CV (Telmex) (ADR)              5%              31.20         7,426

              Communications Equipment (15%):
              ________________________
  514         CSCO       Cisco Systems, Inc.                                        5%              14.44         7,422
  513         SFA        Scientific-Atlanta, Inc.                                   5%              14.47         7,423
  974         TLAB       Tellabs, Inc.                                              5%               7.62         7,422

               Wireless Communications (35%):
              ________________________
1,238         AWE        AT&T Wireless Services Inc.                                5%               6.00         7,428
  718         CMVT       Comverse Technology, Inc.                                  5%              10.34         7,424
  338         DCM        NTT DoCoMo, Inc. (ADR)                                     5%              21.99         7,433
  531         NOK        Nokia Oyj (ADR)                                            5%              13.98         7,423
  253         QCOM       QUALCOMM Inc.                                              5%              29.38         7,433
  124         TDS        Telephone and Data Systems, Inc.                           5%              59.95         7,434
  538         VOD        Vodafone Group Plc (ADR)                                   5%              13.79         7,419
                                                                                  ______                       ________
                               Total Investments                                  100%                         $148,501
                                                                                  ======                       ========

_____________

See "Notes to Schedules of Investments" on page 27.

                             Schedule of Investments

                           Energy Portfolio, Series 12
                                     FT 654


                    At the Opening of Business on the
                  Initial Date of Deposit-July 16, 2002


                                                                                  Percentage       Market       Cost of
Number        Ticker Symbol and                                                   of Aggregate     Value per    Securities to
of Shares     Name of Issuer of Securities (1)                                    Offering Price   Share        the Trust (2)
______        _____________________________                                       _________        ______       _________
              Coal (4%):
              _________
243           BTU        Peabody Energy Corporation                                 4%             $24.48       $  5,949

              Oil & Gas-Drilling (16%):
              _________________
254           GSF        GlobalSantaFe Corporation                                  4%              23.40          5,944
183           NBR        Nabors Industries, Ltd.                                    4%              32.51          5,949
175           NE         Noble Corporation                                          4%              34.02          5,954
191           PDS        Precision Drilling Corporation (4)                         4%              31.07          5,934

              Oil & Gas-Exploration & Production (28%):
              ______________________________
134           APC        Anadarko Petroleum Corporation                             4%              44.20          5,923
114           APA        Apache Corporation                                         4%              52.33          5,966
183           CED        Canadian Natural Resources Ltd. (4)                        4%              32.50          5,948
138           DVN        Devon Energy Corporation                                   4%              43.01          5,935
185           NFX        Newfield Exploration Company                               4%              32.04          5,927
172           SGY        Stone Energy Corporation                                   4%              34.49          5,932
333           XTO        XTO Energy, Inc.                                           4%              17.85          5,944

              Oil-Field Services (12%):
              _________________
195           BJS        BJ Services Company                                        4%              30.50          5,947
198           TDW        Tidewater Inc.                                             4%              29.94          5,928
152           WFT        Weatherford International, Ltd.                            4%              39.16          5,952

              Oil-Integrated (36%):
              _________________
 74           CVX        ChevronTexaco Corporation                                  4%              80.75          5,976
248           COC        Conoco Inc.                                                4%              23.96          5,942
 79           E          ENI SpA (ADR)                                              4%              75.15          5,937
213           ECA        EnCana Corp. (4)                                           4%              27.84          5,930
166           XOM        Exxon Mobil Corporation                                    4%              35.75          5,935
245           MRO        Marathon Oil Corporation                                   4%              24.27          5,946
228           PCZ        Petro-Canada (4)                                           4%              26.10          5,951
128           RD         Royal Dutch Petroleum Company (4)                          4%              46.30          5,926
 81           TOT        TotalFinaElf S.A. (ADR)                                    4%              72.90          5,905

              Oil-Refining & Marketing (4%):
              ______________________
163           VLO        Valero Energy Corporation                                  4%              36.35          5,925
                                                                                 ______                         ________
                               Total Investments                                  100%                          $148,505
                                                                                 ======                         ========

_____________

See "Notes to Schedules of Investments" on page 27.

                             Schedule of Investments

                     Financial Services Portfolio, Series 13
                                     FT 654


                    At the Opening of Business on the
                  Initial Date of Deposit-July 16, 2002


                                                                                  Percentage         Market       Cost of
Number        Ticker Symbol and                                                   of Aggregate       Value per    Securities to
of Shares     Name of Issuer of Securities (1)                                    Offering Price     Share        the Trust (2)
______        _____________________________                                       _________          ______       _________
              Banks & Thrifts (30.07%):
              _________________________________
 73           BAC        Bank of America Corporation                                3.33%            $67.79       $  4,949
159           BK         The Bank of New York Company, Inc.                         3.35%             31.26          4,970
156           CF         Charter One Financial, Inc.                                3.33%             31.71          4,947
 85           CMA        Comerica Incorporated                                      3.33%             58.20          4,947
123           CBSH       Commerce Bancshares, Inc.                                  3.35%             40.38          4,967
181           FBF        FleetBoston Financial Corporation                          3.34%             27.42          4,963
 79           STI        SunTrust Banks, Inc.                                       3.36%             63.12          4,986
144           WM         Washington Mutual, Inc.                                    3.35%             34.49          4,967
105           WFC        Wells Fargo & Company                                      3.33%             47.15          4,951

              Financial Services (19.98%):
              _________________________________
 97           COF        Capital One Financial Corporation                          3.34%             51.11          4,958
134           C          Citigroup Inc.                                             3.33%             36.94          4,950
 68           FNM        Fannie Mae                                                 3.33%             72.73          4,946
 84           FRE        Freddie Mac                                                3.33%             58.85          4,943
108           HI         Household International, Inc.                              3.32%             45.67          4,932
157           KRB        MBNA Corporation (3)                                       3.33%             31.50          4,945

              Insurance (23.32%):
              _________________________
169           AFL        AFLAC Incorporated                                         3.34%             29.33          4,957
142           ALL        The Allstate Corporation                                   3.33%             34.85          4,949
 79           ABK        Ambac Financial Group, Inc.                                3.33%             62.57          4,943
 78           AIG        American International Group, Inc.                         3.33%             63.33          4,940
179           MET        MetLife, Inc.                                              3.33%             27.60          4,940
170           PFG        The Principal Financial Group, Inc.                        3.34%             29.15          4,955
114           RDN        Radian Group Inc.                                          3.32%             43.31          4,937

              Investment Services (26.63%):
              __________________________________
182           EV         Eaton Vance Corp.                                          3.33%             27.19          4,949
 68           GS         The Goldman Sachs Group, Inc.                              3.34%             72.95          4,961
175           ITG        Investment Technology Group, Inc.                          3.32%             28.21          4,937
116           LM         Legg Mason, Inc.                                           3.32%             42.56          4,937
 85           LEH        Lehman Brothers Holdings Inc.                              3.32%             57.84          4,916
134           MER        Merrill Lynch & Co., Inc.                                  3.33%             36.95          4,951
120           MWD        Morgan Stanley                                             3.33%             41.15          4,938
192           RJF        Raymond James Financial, Inc.                              3.34%             25.79          4,952
                                                                                  _______                         ________
                               Total Investments                                  100.00%                         $148,483
                                                                                  =======                         ========

_____________

See "Notes to Schedules of Investments" on page 27.

                             Schedule of Investments

                          The Key 3 Portfolio, Series 3
                                     FT 654


                    At the Opening of Business on the
                  Initial Date of Deposit-July 16, 2002


                                                                                  Percentage        Market      Cost of
Number        Ticker Symbol and                                                   of Aggregate      Value per   Securities to
of Shares     Name of Issuer of Securities (1)                                    Offering Price    Share       the Trust (2)
______        _____________________________                                       _________         ______      _________
              Financial Services (33.33%):
              _______________________
 73           BAC        Bank of America Corporation                                3.33%           $67.79      $  4,949
134           C          Citigroup Inc.                                             3.34%            36.94         4,950
 68           FNM        Fannie Mae                                                 3.33%            72.73         4,946
108           HI         Household International, Inc.                              3.32%            45.67         4,932
175           ITG        Investment Technology Group, Inc.                          3.33%            28.21         4,937
 86           LEH        Lehman Brothers Holdings Inc.                              3.35%            57.84         4,974
120           MWD        Morgan Stanley                                             3.33%            41.15         4,938
114           RDN        Radian Group Inc.                                          3.33%            43.31         4,937
 78           STI        SunTrust Banks, Inc.                                       3.32%            63.12         4,923
144           WM         Washington Mutual, Inc.                                    3.35%            34.49         4,967

              Healthcare (33.30%):
              _________________
228           ADRX       Andrx Group                                                3.34%            21.75         4,959
 90           BRL        Barr Laboratories, Inc.                                    3.32%            54.70         4,923
207           BVF        Biovail Corporation (4)                                    3.33%            23.86         4,939
 95           CAH        Cardinal Health, Inc.                                      3.32%            51.89         4,930
168           DNA        Genentech, Inc.                                            3.33%            29.40         4,939
174           GDT        Guidant Corporation                                        3.33%            28.38         4,938
101           JNJ        Johnson & Johnson                                          3.33%            49.00         4,949
129           MDT        Medtronic, Inc.                                            3.34%            38.38         4,951
108           MRK        Merck & Co., Inc.                                          3.33%            45.70         4,936
172           PFE        Pfizer Inc.                                                3.33%            28.78         4,950

              Technology (33.37%):
              _________________
112           ACS        Affiliated Computer Services, Inc.                         3.33%            44.02         4,930
255           AMAT       Applied Materials, Inc.                                    3.33%            19.40         4,947
255           CLS        Celestica Inc. (4)                                         3.33%            19.40         4,947
341           CHKP       Check Point Software Technologies Ltd. (4)                 3.33%            14.50         4,944
343           CSCO       Cisco Systems, Inc.                                        3.34%            14.44         4,953
195           DELL       Dell Computer Corporation                                  3.34%            25.44         4,961
 96           MSFT       Microsoft Corporation                                      3.35%            51.80         4,973
354           NOK        Nokia Oyj (ADR)                                            3.34%            13.98         4,949
488           ORCL       Oracle Corporation                                         3.34%            10.15         4,953
421           SEBL       Siebel Systems, Inc.                                       3.34%            11.77         4,955
                                                                                  _______                       ________
                               Total Investments                                  100.00%                       $148,379
                                                                                  =======                       ========

_____________

See "Notes to Schedules of Investments" on page 27.

                             Schedule of Investments

                       Leading Brands Portfolio, Series 12
                                     FT 654


                    At the Opening of Business on the
                  Initial Date of Deposit-July 16, 2002


                                                                                  Percentage        Market      Cost of
Number        Ticker Symbol and                                                   of Aggregate      Value per   Securities to
of Shares     Name of Issuer of Securities (1)                                    Offering Price    Share       the Trust (2)
______        _____________________________                                       _________         ______      _________
              Apparel (12%):
              ____________________
214           LIZ        Liz Claiborne, Inc.                                        4%              $27.77      $  5,943
191           COLM       Columbia Sportswear Company                                4%               31.06         5,932
178           JNY        Jones Apparel Group, Inc.                                  4%               33.45         5,954

              Beverages (8%):
              ____________________
120           BUD        Anheuser-Busch Companies, Inc.                             4%               49.57         5,948
141           PEP        PepsiCo, Inc.                                              4%               42.25         5,957

              Food (16%):
              ____________________
180           DF         Dean Foods Company                                         4%               33.00         5,940
157           HNZ        H.J. Heinz Company                                         4%               37.84         5,941
 95           HSY        Hershey Foods Corporation                                  4%               62.50         5,938
164           KFT        Kraft Foods Inc.                                           4%               36.16         5,930

              Household Products (20%):
              _____________________________
162           CLX        The Clorox Company                                         4%               36.60         5,929
122           CL         Colgate-Palmolive Company                                  4%               48.75         5,948
106           KMB        Kimberly-Clark Corporation                                 4%               56.26         5,963
 72           PG         The Procter & Gamble Company                               4%               82.30         5,926
152           SMG        The Scotts Company                                         4%               39.15         5,951

              Leisure/Entertainment (20%):
              _____________________________
454           AOL        AOL Time Warner Inc.                                       4%               13.08         5,938
225           CCL        Carnival Corporation                                       4%               26.41         5,942
123           HDI        Harley-Davidson, Inc.                                      4%               48.14         5,921
466           HAS        Hasbro, Inc.                                               4%               12.74         5,937
 93           PII        Polaris Industries Inc.                                    4%               63.77         5,931

              Pharmaceuticals (12%):
              _____________________________
121           JNJ        Johnson & Johnson                                          4%               49.00         5,929
130           MRK        Merck & Co., Inc.                                          4%               45.70         5,941
206           PFE        Pfizer Inc.                                                4%               28.78         5,929

              Restaurants (8%):
              _____________________________
197           OSI        Outback Steakhouse, Inc.                                   4%               30.10         5,930
165           WEN        Wendy's International, Inc.                                4%               35.97         5,935

              Toiletries/Cosmetics (4%):
              _____________________________
125           AVP        Avon Products, Inc.                                        4%               47.65         5,956
                                                                                 ______                         ________
                               Total Investments                                  100%                          $148,489
                                                                                 ======                         ========

_____________

See "Notes to Schedules of Investments" on page 27.

                             Schedule of Investments

                        Life Sciences Portfolio, Series 5
                                     FT 654


                    At the Opening of Business on the
                  Initial Date of Deposit-July 16, 2002


                                                                                  Percentage        Market     Cost of
Number        Ticker Symbol and                                                   of Aggregate      Value per  Securities to
of Shares     Name of Issuer of Securities (1)                                    Offering Price    Share      the Trust (2)
______        _____________________________                                       _________         ______     _________
              Biotech (33.34%):
              ___________________
159           AMGN       Amgen Inc.                                                 3.33%           $31.07     $  4,940
118           CEPH       Cephalon, Inc.                                             3.34%            41.99        4,955
272           ENZN       Enzon, Inc.                                                3.34%            18.23        4,959
168           DNA        Genentech, Inc.                                            3.33%            29.40        4,939
364           HGSI       Human Genome Sciences, Inc.                                3.33%            13.59        4,947
134           IDPH       IDEC Pharmaceuticals Corporation                           3.34%            36.96        4,953
196           MEDI       MedImmune, Inc.                                            3.33%            25.21        4,941
477           MLNM       Millennium Pharmaceuticals, Inc.                           3.34%            10.38        4,951
406           PDLI       Protein Design Labs, Inc.                                  3.33%            12.19        4,949
132           TKTX       Transkaryotic Therapies, Inc.                              3.33%            37.43        4,941

              Medical Products (33.32%):
              ______________________________
143           ABT        Abbott Laboratories                                        3.32%            34.50        4,933
126           BIO        Bio-Rad Laboratories, Inc. (Class A)                       3.33%            39.19        4,938
198           BMET       Biomet, Inc.                                               3.34%            25.06        4,962
 95           CAH        Cardinal Health, Inc.                                      3.32%            51.89        4,930
174           GDT        Guidant Corporation                                        3.33%            28.38        4,938
101           JNJ        Johnson & Johnson                                          3.33%            49.00        4,949
129           MDT        Medtronic, Inc.                                            3.34%            38.38        4,951
105           SYK        Stryker Corporation                                        3.34%            47.20        4,956
206           TECH       Techne Corporation                                         3.33%            23.98        4,940
168           ZMH        Zimmer Holdings, Inc.                                      3.34%            29.49        4,954

              Pharmaceuticals (33.34%):
              ______________________________
228           ADRX       Andrx Group                                                3.34%            21.75        4,959
 78           AVE        Aventis S.A. (ADR)                                         3.33%            63.31        4,938
 90           BRL        Barr Laboratories, Inc.                                    3.32%            54.70        4,923
207           BVF        Biovail Corporation (4)                                    3.33%            23.86        4,939
 96           LLY        Eli Lilly and Company                                      3.34%            51.61        4,955
108           MRK        Merck & Co., Inc.                                          3.33%            45.70        4,936
125           NVS        Novartis AG (ADR)                                          3.34%            39.70        4,962
172           PFE        Pfizer Inc.                                                3.34%            28.78        4,950
222           SGP        Schering-Plough Corporation                                3.33%            22.29        4,948
131           WYE        Wyeth                                                      3.34%            37.90        4,965
                                                                                  _______                      ________
                               Total Investments                                  100.00%                      $148,401
                                                                                  =======                      ========

_____________

See "Notes to Schedules of Investments" on page 27.

                             Schedule of Investments

                       Market Leaders Portfolio, Series 6
                                     FT 654


                    At the Opening of Business on the
                  Initial Date of Deposit-July 16, 2002


                                                                            Percentage        Market        Cost of
Number        Ticker Symbol and                                             of Aggregate      Value per     Securities to
of Shares     Name of Issuer of Securities (1)                              Offering Price    Share         the Trust (2)
______        _____________________________                                 _________         ______        _________
              Basic Materials (10.00%):
              _________________________
  357         GLK        Great Lakes Chemical Corporation                     5.00%           $   24.00     $  8,568
1,479         USG        USG Corporation                                      5.00%                5.79        8,563

              Communication Services (4.99%):
              __________________________________
  831         SJR        Shaw Communications Inc. (Class B) (4)               4.99%               10.30        8,559

              Consumer-Discretionary (19.88%):
              __________________________________
  123         GCI        Gannett Co., Inc.                                    5.00%               69.73        8,577
  163         NKE        NIKE, Inc. (Class B) (5)                             4.98%               52.40        8,541
  285         OSI        Outback Steakhouse, Inc.                             5.00%               30.10        8,579
   16         WPO        The Washington Post Company (Class B)                4.90%              525.00        8,400

              Consumer-Staples (9.99%):
              __________________________________
  165         KO         The Coca-Cola Company                                5.00%               52.00        8,580
  281         G          The Gillette Company                                 4.99%               30.45        8,557

              Financial Services (45.15%):
              __________________________________
  255         AXP        American Express Company                             5.00%               33.64        8,578
    4         BRK/B      Berkshire Hathaway Inc. (Class B)                    5.07%            2,175.00        8,700
  179         HRB        H&R Block, Inc.                                      5.00%               47.90        8,574
  106         MTB        M&T Bank Corporation                                 4.98%               80.57        8,541
  181         MCO        Moody's Corporation                                  4.99%               47.25        8,552
  136         STI        SunTrust Banks, Inc.                                 5.01%               63.12        8,584
  243         TMK        Torchmark Corporation                                5.00%               35.27        8,571
  182         WFC        Wells Fargo & Company                                5.01%               47.15        8,581
   27         WSC        Wesco Financial Corporation                          5.09%              323.00        8,721

              Industrials (9.99%):
              __________________________________
  260         DOV        Dover Corporation                                    5.00%               32.95        8,567
  307         GMT        GATX Corporation                                     4.99%               27.87        8,556
                                                                            _______                         ________
                               Total Investments                            100.00%                         $171,449
                                                                            =======                         ========

_____________

See "Notes to Schedules of Investments" on page 27.

                             Schedule of Investments

                   Pharmaceutical Portfolio, Series 14
                                 FT 654


                    At the Opening of Business on the
                  Initial Date of Deposit-July 16, 2002


                                                                                  Percentage       Market      Cost of
Number        Ticker Symbol and                                                   of Aggregate     Value per   Securities to
of Shares     Name of Issuer of Securities (1)                                    Offering Price   Share       the Trust (2)
______        _____________________________                                       _________        ______      _________
172           ABT        Abbott Laboratories                                        4%             $34.50      $  5,934
191           AMGN       Amgen Inc.                                                 4%              31.07         5,934
273           ADRX       Andrx Group                                                4%              21.75         5,938
166           AZN        AstraZeneca Plc (ADR)                                      4%              35.70         5,926
 94           AVE        Aventis S.A. (ADR)                                         4%              63.31         5,951
109           BRL        Barr Laboratories, Inc.                                    4%              54.70         5,962
141           CEPH       Cephalon, Inc.                                             4%              41.99         5,921
 84           FRX        Forest Laboratories, Inc.                                  4%              70.40         5,914
202           DNA        Genentech, Inc.                                            4%              29.40         5,939
162           GSK        GlaxoSmithKline Plc (ADR)                                  4%              36.65         5,937
161           IDPH       IDEC Pharmaceuticals Corporation                           4%              36.96         5,951
121           JNJ        Johnson & Johnson                                          4%              49.00         5,929
317           KG         King Pharmaceuticals, Inc.                                 4%              18.71         5,931
115           LLY        Eli Lilly and Company                                      4%              51.61         5,935
236           MEDI       MedImmune, Inc.                                            4%              25.21         5,950
130           MRK        Merck & Co., Inc.                                          4%              45.70         5,941
572           MLNM       Millennium Pharmaceuticals, Inc.                           4%              10.38         5,937
150           NVS        Novartis AG (ADR)                                          4%              39.70         5,955
200           NVO        Novo Nordisk A/S (ADR)                                     4%              29.75         5,950
206           PFE        Pfizer Inc.                                                4%              28.78         5,929
 77           RHHBY      Roche Holding AG (ADR)                                     4%              77.03         5,931
266           SGP        Schering-Plough Corporation                                4%              22.29         5,929
 95           TEVA       Teva Pharmaceutical Industries Ltd. (ADR)                  4%              62.40         5,928
291           WPI        Watson Pharmaceuticals, Inc.                               4%              20.44         5,948
157           WYE        Wyeth                                                      4%              37.90         5,950
                                                                                  _____                        ________
                               Total Investments                                  100%                         $148,450
                                                                                  =====                        ========

_____________

See "Notes to Schedules of Investments" on page 27.

                             Schedule of Investments

                REIT Growth & Income Portfolio, Series 6
                                 FT 654


                    At the Opening of Business on the
                  Initial Date of Deposit-July 16, 2002


                                                                               Percentage       Market      Cost of
Number        Ticker Symbol and                                                of Aggregate     Value per   Securities to
of Shares     Name of Issuer of Securities (1)                                 Offering Price   Share       the Trust (2)
______        _____________________________                                    _________        ______      _________
              Apartments (16%):
              ___________________
132           AIV        Apartment Investment & Management Company               4%             $45.10      $  5,953
169           CPT        Camden Property Trust                                   4%              35.25         5,957
173           HME        Home Properties of New York, Inc.                       4%              34.25         5,925
409           UDR        United Dominion Realty Trust, Inc.                      4%              14.53         5,943

              Diversified (8%):
              ___________________
169           CLP        Colonial Properties Trust                               4%              35.25         5,957
140           VNO        Vornado Realty Trust                                    4%              42.45         5,943

              Healthcare (4%):
              ___________________
514           VTR        Ventas, Inc.                                            4%              11.56         5,942

              Industrial (4%):
              ___________________
251           PLD        ProLogis Trust                                          4%              23.65         5,936

              Lodging (4%):
              ___________________
181           HPT        Hospitality Properties Trust                            4%              32.82         5,941

              Net Lease (8%):
              ___________________
271           CARS       Capital Automotive REIT                                 4%              21.88         5,930
376           LXP        Lexington Corporate Properties Trust                    4%              15.78         5,933

              Office (16%):
              ___________________
159           BXP        Boston Properties, Inc.                                 4%              37.25         5,923
453           OFC        Corporate Office Properties Trust                       4%              13.10         5,934
176           PKY        Parkway Properties, Inc.                                4%              33.75         5,940
184           SLG        SL Green Realty Corp.                                   4%              32.30         5,943

              Office/Industrial (12%):
              ___________________________
288           GLB        Glenborough Realty Trust Incorporated                   4%              20.60         5,933
195           LRY        Liberty Property Trust                                  4%              30.52         5,951
262           RA         Reckson Associates Realty Corporation                   4%              22.65         5,934

              Regional Malls (16%):
              ___________________________
163           CBL        CBL & Associates Properties, Inc.                       4%              36.40         5,933
129           GGP        General Growth Properties, Inc.                         4%              46.00         5,934
206           MLS        The Mills Corporation                                   4%              28.80         5,933
174           SPG        Simon Property Group, Inc.                              4%              34.09         5,932

              Shopping Centers (12%):
              ___________________________
283           DDR        Developers Diversified Realty Corporation               4%              21.01         5,946
192           KIM        Kimco Realty Corporation                                4%              30.95         5,942
189           PNP        Pan Pacific Retail Properties, Inc.                     4%              31.38         5,931
                                                                               _____                        ________
                               Total Investments                               100%                         $148,469
                                                                               =====                        ========

_____________

See "Notes to Schedules of Investments" on page 27.

                             Schedule of Investments

                     Technology Portfolio, Series 17
                                 FT 654


                    At the Opening of Business on the
                  Initial Date of Deposit-July 16, 2002

                                                                                   Percentage       Market       Cost of
Number         Ticker Symbol and                                                   of Aggregate     Value per    Securities to
of Shares      Name of Issuer of Securities (1)                                    Offering Price   Share        the Trust (2)
______         _____________________________                                       _________        ______       _________
               Communications Equipment (8%):
               ____________________________
  425          NOK        Nokia Oyj (ADR)                                            4%             $13.98       $  5,941
  202          QCOM       QUALCOMM Inc.                                              4%              29.38          5,935

               Computers & Peripherals (20%):
               ____________________________
  306          CLS        Celestica Inc. (4)                                         4%              19.40          5,936
  233          DELL       Dell Computer Corporation                                  4%              25.44          5,928
  653          EMC        EMC Corporation                                            4%               9.10          5,942
  114          LXK        Lexmark International, Inc.                                4%              52.00          5,928
1,044          SUNW       Sun Microsystems, Inc.                                     4%               5.69          5,940

               Computer Software & Services (48%):
               ____________________________
  224          ADBE       Adobe Systems Incorporated                                 4%              26.49          5,934
  135          ACS        Affiliated Computer Services, Inc.                         4%              44.02          5,943
  737          BEAS       BEA Systems, Inc.                                          4%               8.06          5,940
  410          CHKP       Check Point Software Technologies Ltd. (4)                 4%              14.50          5,945
   94          ERTS       Electronic Arts Inc.                                       4%              63.46          5,965
  174          FDC        First Data Corporation                                     4%              34.20          5,951
  115          MSFT       Microsoft Corporation                                      4%              51.80          5,957
  585          ORCL       Oracle Corporation                                         4%              10.15          5,938
  505          SEBL       Siebel Systems, Inc.                                       4%              11.77          5,944
  257          SDS        SunGard Data Systems Inc.                                  4%              23.08          5,932
  189          SYMC       Symantec Corporation                                       4%              31.50          5,954
  343          VRTS       VERITAS Software Corporation                               4%              17.30          5,934

               Networking Products (4%):
               ____________________________
  411          CSCO       Cisco Systems, Inc.                                        4%              14.44          5,935

               Semiconductor Equipment (8%):
               ____________________________
  306          AMAT       Applied Materials, Inc.                                    4%              19.40          5,936
  180          NVLS       Novellus Systems, Inc.                                     4%              32.94          5,929

               Semiconductors (12%):
               ____________________________
  311          INTC       Intel Corporation                                          4%              19.12          5,946
  142          MXIM       Maxim Integrated Products, Inc.                            4%              41.72          5,924
  271          NVDA       NVIDIA Corporation                                         4%              21.89          5,932
                                                                                  ______                         ________
                               Total Investments                                   100%                          $148,489
                                                                                  ======                         ========

_________________

See "Notes to Schedules of Investments" on page 27.

Page 26


                    NOTES TO SCHEDULES OF INVESTMENTS

(1) All Securities are represented by regular way contracts to purchase such Securities which are backed by an irrevocable letter of credit deposited with the Trustee. The Sponsor entered into purchase contracts for the Securities on July 16, 2002. Each Select Portfolio Series has a Mandatory Termination Date of January 16, 2004. Each Portfolio Series has a Mandatory Termination Date of January 16, 2008.

(2) The cost of the Securities to a Trust represents the aggregate underlying value with respect to the Securities acquired (generally determined by the closing sale prices of the listed Securities and the ask prices of the over-the-counter traded Securities at the Evaluation
Time on the business day preceding the Initial Date of Deposit). The valuation of the Securities has been determined by the Evaluator, an affiliate of the Sponsor. The cost of the Securities to the Sponsor and the Sponsor's profit (which is the difference between the cost of the Securities to the Sponsor and the cost of the Securities to a
Trust) are set forth below:
                                                          Cost of
                                                          Securities       Profit
                                                          to Sponsor       (Loss)
                                                          _________        _______
Financial Services Select Portfolio, Series 13            $147,367         $1,116
The Key 3 Select Portfolio, Series 3                       147,280          1,099
Pharmaceutical Select Portfolio, Series 14                 146,655          1,795
Technology Select Portfolio, Series 17                     147,034          1,455
Communications Portfolio, Series 11                        146,918          1,583
Energy Portfolio, Series 12                                147,167          1,338
Financial Services Portfolio, Series 13                    147,367          1,116
The Key 3 Portfolio, Series 3                              147,280          1,099
Leading Brands Portfolio, Series 12                        147,777            712
Life Sciences Portfolio, Series 5                          147,232          1,169
Market Leaders Portfolio, Series 6                         170,275          1,174
Pharmaceutical Portfolio, Series 14                        146,655          1,795
REIT Growth & Income Portfolio, Series 6                   148,211            258
Technology Portfolio, Series 17                            147,034          1,455

(3) Shares of MBNA Corporation are the subject of a three for two stock split effective July 16, 2002. As a result, the Trust will receive 235 post-split shares having the split-adjusted market value per share for the 157 shares of MBNA Corporation which it owns.

(4) This Security represents the common stock of a foreign company which trades directly on a U.S. national securities exchange.

(5) NIKE, Inc. is not affiliated in any way with First Trust Portfolios L.P., formerly known as Nike Securities L.P., the Trust's Sponsor.

                       The FT Series

The FT Series Defined.

We, First Trust Portfolios L.P. (formerly known as Nike Securities L.P.) (the "Sponsor"), have created hundreds of similar yet separate series of a unit investment trust which we have named the FT Series. The series to which this prospectus relates, FT 654, consists of 14 separate portfolios set forth below:

- Financial Services Select Portfolio, Series 13
- The Key 3 Select Portfolio, Series 3
- Pharmaceutical Select Portfolio, Series 14
- Technology Select Portfolio, Series 17
- Communications Portfolio, Series 11
- Energy Portfolio, Series 12
- Financial Services Portfolio, Series 13
- The Key 3 Portfolio, Series 3
- Leading Brands Portfolio, Series 12
- Life Sciences Portfolio, Series 5
- Market Leaders Portfolio, Series 6
- Pharmaceutical Portfolio, Series 14
- REIT Growth & Income Portfolio, Series 6
- Technology Portfolio, Series 17

Each Trust was created under the laws of the State of New York by a Trust Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into among First Trust Portfolios L.P., as Sponsor, JPMorgan Chase Bank as Trustee and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator, governs the operation of the Trusts.

YOU MAY GET MORE SPECIFIC DETAILS CONCERNING THE NATURE, STRUCTURE AND RISKS OF THIS PRODUCT IN AN "INFORMATION SUPPLEMENT" BY CALLING THE TRUSTEE AT 1-800-682-7520.

How We Created the Trusts.

On the Initial Date of Deposit, we deposited portfolios of common stocks with the Trustee and in turn, the Trustee delivered documents to us representing our ownership of the Trusts in the form of units ("Units").

After the Initial Date of Deposit, we may deposit additional Securities in the Trusts, or cash (including a letter of credit) with instructions to buy more Securities, to create new Units for sale. If we create additional Units, we will attempt, to the extent practicable, to maintain the percentage relationship established among the Securities on the Initial Date of Deposit (as set forth in "Schedule of Investments" for each Trust), and not the percentage relationship existing on the day we are creating new Units, since the two may differ. This difference may be due to the sale, redemption or liquidation of any of the Securities.

Since the prices of the Securities will fluctuate daily, the ratio of Securities in the Trusts, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in a Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trusts pay the associated brokerage fees. To reduce this dilution, the Trusts will try to buy the Securities as close to the Evaluation Time and as close to the evaluation price as possible. In addition, because the Trusts pay the brokerage fees associated with the creation of new Units and with the sale of Securities to meet redemption and exchange requests, frequent redemption and exchange activity will likely result in higher brokerage expenses.

An affiliate of the Trustee may receive these brokerage fees or the Trustee may retain and pay us (or our affiliate) to act as agent for the Trusts to buy Securities. If we or an affiliate of ours act as agent to the Trusts, we will be subject to the restrictions under the Investment Company Act of 1940, as amended.

We cannot guarantee that a Trust will keep its present size and composition for any length of time. Securities may periodically be sold under certain circumstances, and the proceeds from these sales will be used to meet Trust obligations or distributed to Unit holders, but will not be reinvested. However, Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. You will not be able to dispose of or vote any of the Securities in the Trusts. As the holder of the Securities, the Trustee will vote all of the Securities and will do so based on our instructions.

Neither we nor the Trustee will be liable for a failure in any of the Securities. However, if a contract for the purchase of any of the Securities initially deposited in a Trust fails, unless we can purchase substitute Securities ("Replacement Securities"), we will refund to you that portion of the purchase price and transactional sales charge resulting from the failed contract on the next Income Distribution Date. Any Replacement Security a Trust acquires will be identical to those from the failed contract.

                        Portfolios

Objectives.

The objective of each Trust is to provide investors with the potential for above-average capital appreciation through an investment in a diversified portfolio of common stocks of companies in the sector or investment focus for which each Trust is named. A diversified portfolio helps to offset the risks normally associated with such an investment, although it does not eliminate them entirely. The companies selected for the Trusts have been researched and evaluated using database screening techniques, fundamental analysis, and the judgment of the Sponsor's research analysts. Each Select Portfolio Series has an expected maturity of approximately 18 months whereas each Portfolio Series has an expected maturity of approximately five and one-half years.

Communications Portfolio, Series 11 consists of a portfolio of common stocks of communications companies.

The focus of the communications industry is constantly being reshaped. It is due in large part to increasing competition, consolidation and technology. Technology has been playing a particularly crucial role. So much so that many communications companies are concentrating on more high-tech and high-growth areas such as wireless communications, the Internet and digital technology. With Internet usage and wireless subscribers continuing to increase, we believe the potential opportunity for growth in these areas is becoming more evident.

Because of increasing competition, communications companies are realizing that the quality of their offerings may ultimately determine their level of success. Many companies have already turned to mergers and acquisitions as a means of attaining new technologies in an effort to reach more consumers. Others have forged strategic alliances with companies outside the industry to broaden their exposure.

Regardless of the avenue they choose, the dream of converging services is becoming reality. Consumers can now get multiple services such as Internet access, wireless and traditional telephone service, and cable from one company, on one bill.

While most users currently rely on a dial-up service to access the Internet, Jupiter Media Metrix predicts that broadband will garner more of the market share in the near future. They forecast that U.S.
households with broadband service will grow from current levels of roughly 16% of online households to over 40% by 2006.

Consider the following factors:

- Due to a faltering worldwide economy, the shipments of wireless handsets declined in 2001 but are anticipated to rebound by about 13% to some 430 million units in 2002. [Standard & Poor's Industry Surveys]

- The number of worldwide mobile subscribers is forecasted to grow to
1.6 billion by year-end 2005, up from 900 million in 2001 and about 700 million in 2000. [Standard & Poor's Industry Surveys]

- An underlying growth driver for the communications equipment industry is the continued demand for bandwidth. According to the U.S. Government, Internet use in the U.S. is growing at a rate of 2 million new Internet users each month.

- Total digital subscriber line customers in the United States exceeded
3.8 million in the third quarter of 2001. During the first quarter of 2001, the DSL subscriber base in the United States totaled 2.9 million subscribers, up 20% from fourth-quarter 2000. [Standard & Poor's
Industry Surveys]

- According to International Data Corp. (IDC), only 13% of Internet users connected to the Internet via mobile phones in 2000; IDC forecasts that by 2005 that number has the potential to increase to approximately 60%.


Based on the composition of the portfolio on the Initial Date of Deposit, the Communications Portfolio is considered a Large-Cap Value Trust.


Energy Portfolio, Series 12 consists of a portfolio of common stocks of companies engaged in the energy industry.

The United States consumes approximately 25% of the world's supply of oil; however, we anticipate that emerging countries, along with Asia, may experience the highest rate of growth in demand in the not too distant future. According to Standard & Poor's, emerging countries are expected to account for more than 50% of world demand by the year 2015.

In the 1990s, the companies in the oil and gas industries began consolidating and cutting costs to position themselves to benefit from upward cycles. The technologies that are presently being employed in the field of oil and gas exploration are helping reduce the cost of extracting oil and natural gas by saving detection time and allowing companies to capture a higher percentage of tapped reserves.

3-D Seismic Imaging. This is a relatively new technology that utilizes the vibration from sound waves to construct a three-dimensional, computer generated picture of a geological formation. This process has the potential to greatly improve the odds of locating oil and gas.

Horizontal Drilling. New instrumentation can now be attached to a drill bit to generate real time geological information, without impeding the drilling process. It is estimated that horizontal drilling has the potential to out-produce a vertical well by as much as sevenfold. [Standard & Poor's Industry Surveys] This technique has been especially cost-effective in offshore drilling.

By the year 2020, the Energy Information Administration projects that the world will consume approximately three times as much energy as it did in 1970.

Consider the following factors:

- The total number of oil refineries in the United States peaked at 324 in 1981. In 2001, less than half were still in operation due to consolidation and greater efficiencies. Refineries are currently running at approximately 93.6% capacity. [Standard & Poor's Industry Surveys]

- With more consolidation expected in the next several years, we are likely to see a single energy industry that comprises fewer, larger, more diversified companies competing to sell gas, electricity, and nonregulated energy products and services. We believe this will encourage gas marketers to provide more innovative services to their customers along with lower prices. [Standard & Poor's Industry Surveys]

- The global demand for natural gas is anticipated to grow faster than any other fossil fuel over the next 20 years, with the potential to reach an approximate 24% share of the world's primary energy consumption by 2020. [Standard & Poor's Industry Surveys]

- The oil industry has responded well to the call for technological advances. Numerous advances have allowed many projects to be undertaken that previously would not have been economically feasible. This lowers the costs of operation and in turn may provide increased returns on investors' capital. [Standard & Poor's Industry Surveys]

Financial Services Select Portfolio, Series 13 and Financial Services Portfolio, Series 13 each consist of a portfolio of common stocks of companies that provide a wide variety of financial services.

The financial industry has undergone several significant changes during its storied history. Perhaps none have been more noteworthy than the overturn of the Glass-Steagall Act. Firms can now create "financial supermarkets" that offer services including traditional banking, insurance underwriting, securities underwriting, investment brokerage and merchant banking.

Consolidation. We believe that there are a few major trends that should continue pushing the financial industry. The first, and the one that has had a notable impact in recent years, is industry consolidation. Due to this consolidation, U.S. banks have achieved remarkable growth in assets since 1989. In that year, the 12,709 reporting FDIC-insured commercial banks had aggregate assets of $3.3 trillion; as of March 31, 2002, the number of reporting banks had fallen to 8,005 while total assets increased to $6.5 trillion, a 97% gain in assets. [Standard & Poor's Industry Surveys and FDIC Historical Statistics on Banking] Although a large number of mergers are not expected in the near term, Standard & Poor's expects a pick-up in mergers between banks and non-banks, reflecting bank managers' awareness of the slow growth in mature lending businesses and the need to look externally for revenue growth opportunities.

Aging Population. Nearly three out of ten people in the United States are baby boomers. Scores of them have already started, or soon will start, planning for their retirement just as they are entering their peak earning years.

Technology. Another driving factor behind the industry is technological innovation. Improved technology has enabled financial services companies to increase their volume and reduce transaction costs in order to attract consumers.


Based on the composition of the portfolios on the Initial Date of Deposit, the Financial Services Portfolios are considered Large-Cap Value Trusts.


The Key 3 Select Portfolio, Series 3 and The Key 3 Portfolio, Series 3 each consist of a portfolio of common stocks of companies in the financial services, healthcare and technology industries.

The Key 3 Portfolios invest in three sectors that have become important parts of the prosperity and growth that we have seen in the United States over the last several years-financial services, healthcare and technology. We believe that each of the three industries will remain at the forefront as the principal drivers behind the economy in the future. Many significant trends have had positive influences on these industries including:

- Industry Consolidation

- The Baby Boom Generation

- An Aging Population

- Technological Innovation

We believe that the complete impact of these trends has yet to fully take shape within each industry. In eight of the last ten years, either financial services, healthcare or technology have been the best performing S&P 500 sector. In each of those instances, the sector outperformed the S&P 500 Index. Healthcare outperformed the S&P 500 Index in 1995 by a margin of 20%. Financial services did the same in 1992 and 1997 by 16% and 15%, respectively, as did technology in 1993, 1994, 1996, 1998 and 1999 by 12%, 15%, 18%, 45% and 54%, respectively.
The S&P 500 Index and the S&P 500 Sectors are unmanaged, statistical composites created by Standard & Poor's that cannot be purchased directly by investors. The historical performance of the indexes above is not intended to imply or guarantee the future performance of The Key 3 Portfolios. [Standard & Poor's]

Financial Services. The financial services industry has seen several significant changes during its storied history. Perhaps none have been more noteworthy than the modernization of the industry through the overturn of the Glass-Steagall Act.

- The Baby Boom Generation: Nearly three out of ten people in the United States are baby boomers. Scores of them have already started, or soon will start, planning for their retirement just as they are entering their peak earning years.

- Deregulation & Consolidation: With the Glass-Steagall Act no longer a barrier, companies throughout the industry are now better able to create "financial supermarkets" that offer services including traditional banking, insurance underwriting, securities underwriting, investment brokerage and merchant banking. The number of FDIC Insured Commercial Banks and Savings Institutions has declined from almost 14,000 in 1992 to approximately 9,700 in 2001. [FDIC Historical Statistics on Banking]

Healthcare. The healthcare industry has been responsible for several discoveries that have led to new treatments that have resulted in individuals leading longer, healthier lives. More recent research relating to areas such as genomics is providing avenues of growth never before imagined. Previously untreatable diseases are now often manageable or even curable. Additionally, the average life expectancy at birth in 1965 was approximately 70 years, whereas in 2000 it was approximately 77 years. [U.S. National Center for Health Statistics 2000 and the U.S. Census Bureau]

- The Graying of America: U.S. citizens who are 65 and older represent around 16% of the nation's total population, but account for roughly 40% of healthcare costs. [Standard & Poor's Industry Surveys]

- The Human Genome Project: By mapping the genes in the human body as a result of the Human Genome Project, new doors have been opened to breakthrough research. It is now estimated that the number of targets for new drug interventions has grown from 500 to more than 3000.
[Standard & Poor's Industry Surveys]

Technology. If you are looking to invest in cutting-edge technology, you may not need to look any further than the Internet. Though still considered to be in its infancy, the Internet has already had an impact on business, consumers and nearly every aspect of today's society. In addition, new technology acceptance time is declining. While it took the telephone 35 years, the television 26 years, the cell phone 16 years and the personal computer 13 years to reach one-quarter of U.S. households, it took only seven years for the Internet to do the same. [Red Herring]

- Convergence: Integration of the telephone, television and PC into a seamless information delivery system is a testament to the power of today's technology companies. With only about 16% of U.S. homes currently accessing the Internet via broadband connectivity, it seems that we have only just begun. [Cyberatlas]

- The Internet Explosion: Internet use in the United States is growing at a rate of 2 million new Internet users each month, according to a study by the U.S. Government. [Cyberatlas]


Based on the composition of the portfolios on the Initial Date of Deposit, The Key 3 Portfolios are considered Large-Cap Growth Trusts.


Leading Brands Portfolio, Series 12 consists of a portfolio of common stocks of companies in the consumer products industry.

Almost every American is familiar with brand name companies. Many have become household names and their products can be found in almost every home across the country. This is also increasingly becoming the case overseas as more markets open in developing countries.

Typically, leading brands companies have large advertising budgets and strong research and development enabling them to further expand into new markets. Today's consumer environment is becoming increasingly competitive, placing a stronger emphasis on establishing a powerful global brand. In any given year, thousands of new products in categories from toothpaste to bleach inundate the marketplace. By marketing aggressively both domestically and internationally, these blue-chip companies are able to establish a widely recognized brand name in an effort to attain market dominance.

Considering that the United States and Canada together make up approximately 5% of the world's population and some 80% of the world's population is in developing countries, it is evident that there are abundant opportunities for consumer products overseas. [Standard & Poor's Industry Surveys] Realizing this, leading companies have been expanding into many untapped foreign markets where the growth rates in per capita income and spending are generally forecasted to outpace those of developed countries over the next decade.

If history is any guide, we believe that the lower interest rate environment that we are currently in could serve to boost consumer confidence and increase demand for consumer goods. However, consumer goods companies must also focus their efforts on overseas involvement.

In the near term, we believe Latin America is appealing for consumer goods companies. They have a young population distribution and the number of people reaching working age is expected to rise. Once more people enter the work force, we expect the demand for consumer products to increase. [Standard & Poor's Industry Surveys]

In our opinion, Asian markets also remain appealing in the long term, principally because they comprise more than 60% of the world's population. The largest and most promising markets are in China, whose
1.3 billion people represent nearly 21% of the world's population, and India with over one billion residents. [Standard & Poor's Industry Surveys]

The companies in the Leading Brands Portfolio have been chosen for their perceived financial strength and market dominance, competitive advantages, skilled management and essential products and services.


Based on the composition of the portfolio on the Initial Date of Deposit, the Leading Brands Portfolio is considered a Large-Cap Growth Trust.


Life Sciences Portfolio, Series 5 consists of a portfolio of common stocks of companies in the healthcare industry.

The healthcare industry has been responsible for several discoveries that have led to new drugs and products designed to better serve the masses, especially the aging population. These discoveries have improved the quality of life and also the life expectancy of millions. More recent research relating to areas such as genomics is providing avenues of growth never before imagined. Debilitating diseases, previously untreatable, are now often manageable or even curable.

Medical Products & Supplies. According to the American Hospital Association, over half of all surgeries performed in U.S. community hospitals are done on an outpatient basis. Technological advances made to medical devices have helped fuel this trend. New devices have been developed that are less invasive, often eliminating the need for extensive inpatient hospital stays. We believe that further advances may also serve to keep costs down and create demand for medical products, devices and supplies.

Pharmaceuticals. In the past year alone, pharmaceutical companies have brought more than 30 new treatments to the nation's medicine chest. [Pharmaceutical Research and Manufacturers of America] Managed care providers encourage the use of pharmaceuticals because they are a relatively inexpensive form of treatment and are less invasive.

Biotechnology. We believe the essence of biotechnology lies in research and development. Since the first biotech breakthrough in 1982, involving genetically engineered human insulin, nearly 100 products have come to market. [Biotechnology Industry Organization] Recent advances in computer science technology have the potential to expedite the process of moving medicines through the pipeline.

According to the Health Care Financing Administration, national health spending will increase from approximately $250 billion in the 1980s to more than an estimated $1.5 trillion in 2002.

Consider the following factors:


- U.S. citizens who are 65 and older represent around 16% of the nation's total population, but account for approximately 40% of total healthcare costs. [Standard & Poor's Industry Surveys] In light of the aging baby boomer population, which makes up approximately 30% of the total population, we believe demand for healthcare products has the potential to remain strong in coming years.


- An estimated 50,000 scientists employed by U.S. pharmaceutical companies are currently researching thousands of new compounds to treat cancer, heart disease, Alzheimer's disease, mental illness and other diseases. [Standard & Poor's Industry Surveys]

- The United States is the recognized global leader in medical devices, especially in the market's advanced, high-tech sector. U.S. products account for close to half of the world's medical equipment market. [Standard & Poor's Industry Surveys]

- A faster FDA approval process coupled with an increase in the length of patent protection, from 17 to 20 years, are two positive changes instituted to help pharmaceutical and biotechnology companies grow their businesses. [Standard & Poor's Industry Surveys]

Based on the composition of the portfolio on the Initial Date of Deposit, the Life Sciences Portfolio is considered a Large-Cap Growth Trust.


Market Leaders Portfolio, Series 6 consists of a portfolio of common stocks of well-known blue-chip companies that are widely regarded as front-runners in their respective industries.

One important advantage that blue-chip companies enjoy over most companies is that they are usually very well capitalized, which has the potential to provide their stockholders with a greater degree of stability and consistent performance over time.

The companies in the portfolio market essential products and services, have skilled management, possess strong balance sheets, and have demonstrated the ability to generate earnings growth. Their products and services often remain in demand, even during periods of slow economic growth.

The following factors support our positive outlook for market leading companies:

- If history is any guide, we believe that the lower interest rate environment that we are currently in could serve to boost consumer confidence and increase demand for consumer products and services.

- Considering that some 80% of the world's population is in developing countries, we believe that there are abundant opportunities for market leading companies overseas. [Standard & Poor's Industry Surveys]

Pharmaceutical Select Portfolio, Series 14 and Pharmaceutical Portfolio, Series 14 each consist of a portfolio of common stocks of companies engaged in the pharmaceutical industry.

Driven by strong demand for new and innovative therapies, the value of the U.S. pharmaceutical market is expected to reach $330 billion by 2006 based upon data provided by IMS Health, a Connecticut-based market research firm specializing in pharmaceuticals.

Research & Development. The industry is highly competitive and extremely capital intensive. Drugmakers spend billions of dollars on researching and developing new products. In fact, according to data from the Pharmaceutical Research and Manufacturers of America ("PhRMA"), the amount of capital invested in R&D has nearly doubled every five years since 1970. In 2001, PhRMA reports that an estimated $30.3 billion was invested in R&D, representing a 16.6% increase over R&D expenditures in 2000 and more than triple the dollar investment in 1990.

The Food & Drug Administration. In 1997, the Food and Drug
Administration ("FDA") relaxed its restrictions on pharmaceutical companies advertising drugs directly to the public. A study by Prevention Magazine found that 76% of adults think that direct-to-consumer advertising helps them be more involved in their own healthcare decisions and that 72% think direct-to-consumer advertising educates people about the risks and benefits of prescription medicines.

Demand Driven By Need. In our opinion, the demand for prescription and over-the-counter drugs is driven more by need than price. The World Health Organization reports that, globally, the over-60 crowd is forecast to rise from about 606 million people to close to two billion by 2050. In the United States, the over-65 segment is expected to expand by about 53% from mid-2001 through 2020, versus a 17% increase in all Americans over the same period. We believe that as average life expectancies increase, the number of people at risk for disease will increase, and as a result, the demand for prescription and over-the-counter drugs will increase as well.

Consider the following factors:

- In the United States alone, an estimated 50,000 pharmaceutical company scientists are currently researching more than 1,000 new medicines for cancer, heart disease, AIDS, Alzheimer's and many other diseases. [PhRMA]

- In 1997, 23 blockbuster drugs accounted for roughly 28% of total U.S. prescription drug sales. Today, 69 drugs are considered blockbusters and their sales constitute more than 50% of the $161 billion U.S.
pharmaceutical market. The top five U.S. pharmaceutical companies forecast that by 2003 there could be up to 16 new drugs on the market with blockbuster potential. [PhRMA]

- The increased cost of replacing an older drug with a newer drug is $18 on average, but the corresponding savings in hospitalization and total non-drug medical costs are $56 and $71, respectively. [PhRMA]


Based on the composition of the portfolios on the Initial Date of Deposit, the Pharmaceutical Portfolios are considered Large-Cap Growth Trusts.


REIT Growth & Income Portfolio, Series 6 consists of a portfolio of common stocks of real estate investment trusts ("REITs").

A REIT is a company that buys, develops, and/or manages income-producing real estate such as apartments, shopping centers, offices and warehouses. In short, a REIT is a corporation that pools the capital of many investors to purchase one or more forms of real estate.

The Trust invests in a number of these REITs, offering diversification among different types of properties as well as regional diversification. This type of diversification may help to reduce some of the fluctuations in the real estate market as a result of economic downturns or changes in supply and demand in a specific region or type of property.

REITs are currently required to distribute a majority of their income annually as dividends to shareholders. Historically, this has made REITs a great source of steady income for investors who do not wish to manage the properties themselves.

Compared to traditional privately held real estate, which may be difficult to sell, REITs are traded on major stock exchanges making them highly liquid. REIT investors also gain the advantage of skilled management since REIT management teams tend to be experts within their specific type of property or geographic niches.

REITs allow investors to participate in the growth of the real estate industry. The market capitalization of REITs has grown from roughly $15.9 billion in 1992 to approximately $154.9 billion by the end of 2001. [National Association of Real Estate Investment Trusts]

Consider the following factors:

- The REIT Modernization Act, passed in 2001, allows REITs to own taxable REIT subsidiaries. This enables REITs to grow non-rental income through various initiatives such as offering their tenants telephone or energy services.

- The REIT Modernization Act reduced the income distribution requirement from 95% to 90%, allowing REIT management teams more flexibility with available cash, including the ability to initiate stock repurchase programs.

- Because the correlation of REIT returns with the returns of other equity market sectors is generally relatively low, REITs may provide an added diversification benefit to your overall portfolio.

- According to AMG Data, 50% to 75% of a REIT's total return has historically come from its dividends.

Technology Select Portfolio, Series 17 and Technology Portfolio, Series 17 each consist of a portfolio of common stocks of technology companies involved in the manufacturing, sale or servicing of computers and peripherals, computer software and services, networking products, communications equipment, semiconductor equipment and semiconductors.

If you are looking to invest in cutting-edge technology, you may not need to look any further than the Internet. It is now estimated that over 500 million people have access to the Web worldwide and that number is expected to reach one billion by 2005. [Standard & Poor's Industry Surveys] The technology that makes it all possible is developed by computer, software, networking and communications companies.

Business Networking. As e-commerce evolves, we believe that the need for businesses to network with suppliers and customers should create strong demand for those companies that provide equipment and data networking services.

Home Networking. The growth of Internet use, the build-out of a substantial network infrastructure and the creation of digital services have set the stage for a new era of "digital home" services. Soon, homes will be wired for technological innovation, with hardware and software that enables household devices to share voice, video and data. According to market research firm Cahners In-Stat Group, the sales of just two components of the U.S. high-tech house-smart home controllers and nodes-are projected to reach $1.7 billion by 2005, up from a mere $180 million in 2000.

Software Solutions. E-commerce and business-to-business commerce are creating demand and opportunity for software products in many areas including supply-chain management (SCM) and database software. These software systems can navigate massive amounts of data to help streamline manufacturing and distribution, monitor inventories, and perform transaction management.

Convergence. Huge amounts of capital continue to be wagered on the integration of the telephone, television and PC. The idea that three of the most powerful devices of the last century can be merged into a seamless information delivery system is a testament to the power of today's technology companies. With only about 16% of U.S. homes currently accessing the Internet via broadband connectivity, it seems that we have only just begun. [Cyberatlas]

Consider the following factors:

- The market for "connected home" equipment-home networking equipment and software, residential gateways and home control and automation products-is predicted to grow from approximately $1.4 billion in 2001 to roughly $9.2 billion worldwide by 2006, according to a report by Cahners In-Stat Group.

- Industry forecasts suggest that by 2005 more than $32 billion in revenue in North America alone may be generated by interactive-TV services, PC gaming and other consumer applications. [Cyberatlas]

- According to a report by Jupiter Media Metrix, 41% of online households in the United States will subscribe to a broadband Internet connection service by 2006, up from approximately 16% in 2001. Jupiter analysts forecast that the number of households accessing the Internet via broadband connectivity (cable modem, DSL, satellite or fixed wireless) will increase to over 35 million in 2006, with cable modems leading the way. [Cyberatlas]


Based on the composition of the portfolios on the Initial Date of Deposit, the Technology Portfolios are considered Large-Cap Growth Trusts.


The style and capitalization characteristics used to describe each Trust are designed to help you better understand how a Trust fits into your overall investment plan. These characteristics are determined by the Sponsor as of the Initial Date of Deposit and, due to changes in the value of the Securities, may vary thereafter. In addition, from time to time, analysts and research professionals may apply different criteria to determine a Security's style and capitalization characteristics, which may result in designations which differ from those arrived at by the Sponsor. In general, growth portfolios include stocks with high relative price-to-book ratios while value portfolios include stocks with low relative price-to-book ratios. At least 65% of the stocks in a Trust on the Initial Date of Deposit must fall into either the growth or value category to receive the designation. Trusts that do not meet this criteria are designated as blend Trusts. Both the weighted average market capitalization of a Trust and at least half of the Securities in the Trust must fall into the following ranges to determine its market capitalization designation: Small-Cap-less than $1.5 billion; Mid-Cap- $1.5 billion to $8 billion; Large-Cap-over $8 billion. A Trust, however, may contain individual stocks that do not fall into its stated style or market capitalization designation.

You should be aware that predictions stated herein for the above industries or sectors may not be realized. In addition, the Securities contained in each Trust are not intended to be representative of the selected industry or sector as a whole and the performance of each Trust is expected to differ from that of its comparative industry or sector. Of course, as with any similar investments, there can be no guarantee that the objective of the Trusts will be achieved. See "Risk Factors" for a discussion of the risks of investing in the Trusts.

                       Risk Factors

Price Volatility. The Trusts invest in common stocks. The value of a Trust's Units will fluctuate with changes in the value of these common stocks. Common stock prices fluctuate for several reasons including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, or when political or economic events affecting the issuers occur. In addition, common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.

Because the Trusts are not managed, the Trustee will not sell stocks in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of any Trust will be positive over any period of time, especially the relatively short 18-month life of each Select Portfolio Series, or that you won't lose money. Units of the Trusts are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Dividends. There is no guarantee that the issuers of the Securities will declare dividends in the future or that if declared they will either remain at current levels or increase over time.

Biotechnology/Pharmaceutical Industries. Because more than 25% of the Life Sciences and Pharmaceutical Portfolios are invested in biotechnology and pharmaceutical companies, these Trusts are considered to be concentrated in the biotechnology and pharmaceutical industries. A portfolio concentrated in a single industry may present more risks than a portfolio which is broadly diversified over several industries. Biotechnology and pharmaceutical companies are subject to changing government regulation, including price controls, national health insurance, managed care regulation and tax incentives or penalties related to medical insurance premiums, which could have a negative effect on the price and availability of their products and services. In addition, such companies face increasing competition from generic drug sales, the termination of their patent protection for certain drugs and technological advances which render their products or services obsolete. The research and development costs required to bring a drug to market are substantial and may include a lengthy review by the government, with no guarantee that the product will ever go to market or show a profit.

In addition, the potential for an increased amount of required disclosure of proprietary scientific information could negatively impact the competitive position of these companies. Many of these companies may not offer certain drugs or products for several years, and as a result, may have significant losses of revenue and earnings.

Communications Industry. The Communications Portfolio is considered to be concentrated in the communications industry. The market for high technology communications products and services is characterized by rapidly changing technology, rapid product obsolescence or loss of patent protection, cyclical market patterns, evolving industry standards and frequent new product introductions. Certain communications/bandwidth companies are subject to substantial governmental regulation, which among other things, regulates permitted rates of return and the kinds of services that a company may offer. The communications industry has experienced substantial deregulation in recent years. Deregulation may lead to fierce competition for market share and can have a negative impact on certain companies. Competitive pressures are intense and communications stocks can experience rapid volatility.

Consumer Products Industry. The Leading Brands Portfolio is considered to be concentrated in the consumer products industry. General risks of these companies include cyclicality of revenues and earnings, economic recession, currency fluctuations, changing consumer tastes, extensive competition, product liability litigation and increased governmental regulation. Generally, spending on consumer products is affected by the economic health of consumers. A weak economy and its effect on consumer spending would adversely affect consumer products companies.

Energy Industry. The Energy Portfolio is considered to be concentrated in companies that explore for, produce, refine, distribute or sell petroleum or gas products, or provide parts or services to petroleum or gas companies. General problems of the petroleum and gas products industry include volatile fluctuations in price and supply of energy fuels, international politics, reduced demand as a result of increases in energy efficiency and energy conservation, the success of exploration projects, clean-up and litigation costs relating to oil spills and environmental damage, and tax and other regulatory policies of various governments. Oil production and refining companies are subject to extensive federal, state and local environmental laws and regulations regarding air emissions and the disposal of hazardous materials. In addition, declines in U.S. and Russian crude oil production will likely lead to a greater world dependence on oil from OPEC nations which may result in more volatile oil prices.


Financial Services Industry. The Financial Services Portfolios, The Key 3 Portfolios and the Market Leaders Portfolio are considered to be concentrated in the financial services industry, which includes banks and thrifts, financial services and insurance companies, and investment firms. Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession; volatile interest rates; portfolio concentrations in geographic markets and in commercial and residential real estate loans; and competition from new entrants in their fields of business. Although recently-enacted legislation repealed most of the barriers which separated the banking, insurance and securities industries, these industries are still extensively regulated at both the federal and state level and may be adversely affected by increased regulations.


Banks and thrifts face increased competition from nontraditional lending sources as regulatory changes, such as the recently enacted financial-services overhaul legislation, permit new entrants to offer various financial products. Technological advances such as the Internet allow these nontraditional lending sources to cut overhead and permit the more efficient use of customer data.

Brokerage firms, broker/dealers, investment banks, finance companies and mutual fund companies are also financial services providers. These companies compete with banks and thrifts to provide traditional financial service products, in addition to their traditional services, such as brokerage and investment advice. In addition, all financial service companies face shrinking profit margins due to new competitors, the cost of new technology and the pressure to compete globally.

Companies involved in the insurance industry are engaged in underwriting, selling, distributing or placing of property and casualty, life or health insurance. Insurance company profits are affected by many factors, including interest rate movements, the imposition of premium rate caps, competition and pressure to compete globally. Property and casualty insurance profits may also be affected by weather catastrophes and other disasters. Life and health insurance profits may be affected by mortality rates. Already extensively regulated, insurance companies' profits may also be adversely affected by increased government regulations or tax law changes.

Healthcare Industry. The Key 3 Portfolios are also considered to be concentrated in healthcare stocks. General risks of such companies involve extensive competition, generic drug sales or the loss of patent protection, product liability litigation and increased government regulation. Research and development costs of bringing new drugs to market are substantial, and there is no guarantee that the product will ever come to market. Healthcare facility operators may be affected by the demand for services, efforts by government or insurers to limit rates, restriction of government financial assistance and competition from other providers.

REITs. The REIT Growth & Income Portfolio is concentrated in REITs. REITs are financial vehicles that pool investors' capital to purchase or finance real estate. REITs may concentrate their investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes and office buildings. The value of the REITs and the ability of the REITs to distribute income may be adversely affected by several factors, including rising interest rates, changes in the national, state and local economic climate and real estate conditions, perceptions of prospective tenants of the safety, convenience and attractiveness of the properties, the ability of the owner to provide adequate management, maintenance and insurance, the cost of complying with the Americans with Disabilities Act, increased competition from new properties, the impact of present or future environmental legislation and compliance with environmental laws, changes in real estate taxes and other operating expenses, adverse changes in governmental rules and fiscal policies, adverse changes in zoning laws, and other factors beyond the control of the issuers of the REITs.

Technology Industry. The Key 3 Portfolios and the Technology Portfolios are considered to be concentrated in the technology industry. Technology companies are generally subject to the risks of rapidly changing technologies; short product life cycles; fierce competition; aggressive pricing and reduced profit margins; the loss of patent, copyright and trademark protections; cyclical market patterns; evolving industry standards and frequent new product introductions. Technology companies may be smaller and less experienced companies, with limited product lines, markets or financial resources and fewer experienced management or marketing personnel. Technology company stocks, especially those which are Internet-related, have experienced extreme price and volume fluctuations that are often unrelated to their operating performance. Also, the stocks of many Internet companies have exceptionally high price-to-earnings ratios with little or no earnings histories.

Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in the Trusts. In addition, litigation regarding any of the issuers of the Securities, such as that concerning Microsoft Corporation, or of the industries represented by such issuers, may negatively impact the share prices of these Securities. We cannot predict what impact any pending or proposed legislation or pending or threatened litigation will have on the share prices of the Securities.

Foreign Stocks. Certain of the Securities in the Trusts are issued by foreign companies, which makes the Trusts subject to more risks than if they invested solely in domestic common stocks. These Securities are either directly listed on a U.S. securities exchange or are in the form of American Depositary Receipts ("ADRs") which are listed on a U.S. securities exchange. Risks of foreign common stocks include higher brokerage costs; different accounting standards; expropriation, nationalization or other adverse political or economic developments; currency devaluations, blockages or transfer restrictions; restrictions on foreign investments and exchange of securities; inadequate financial information; and lack of liquidity of certain foreign markets.

                      Public Offering

The Public Offering Price.

You may buy Units at the Public Offering Price, the per Unit price of which is comprised of the following:

- The aggregate underlying value of the Securities;

- The amount of any cash in the Income and Capital Accounts;

- Dividends receivable on Securities; and

- The maximum sales charge (which combines an initial upfront sales charge, a deferred sales charge and the creation and development fee).

The price you pay for your Units will differ from the amount stated under "Summary of Essential Information" due to various factors, including fluctuations in the prices of the Securities and changes in the value of the Income and/or Capital Accounts.

Although you are not required to pay for your Units until three business days following your order (the "date of settlement"), you may pay before then. You will become the owner of Units ("Record Owner") on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of 1934.

Organization Costs. Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for a Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the Securities and Exchange Commission ("SEC") and states, the initial audit of each Trust portfolio, legal fees and the initial fees and expenses of the Trustee) will be purchased in the same proportionate relationship as all the Securities contained in a Trust. Securities will be sold to reimburse the Sponsor for a Trust's organization costs at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period (a significantly shorter time period than the life of the Trusts). During the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for Trust organization costs, the Trustee will sell additional Securities to allow a Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit of a Trust will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the per Unit amount set forth for a Trust in "Notes to Statements of Net Assets," this will result in a greater effective cost per Unit to Unit holders for the reimbursement to the Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of a Trust. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell Securities, to the extent practicable, which will maintain the same proportionate relationship among the Securities contained in a Trust as existed prior to such sale.

Minimum Purchase.

The minimum amount you can purchase of a Trust is $1,000 worth of Units ($500 if you are purchasing Units for your Individual Retirement Account or any other qualified retirement plan).

Transactional Sales Charge.

The transactional sales charge you will pay has both an initial and a deferred component. The initial sales charge, which you will pay at the time of purchase, is equal to the difference between the maximum sales charge (3.35% of the Public Offering Price for each Select Portfolio Series and 4.85% of the Public Offering Price for each Portfolio Series) and the sum of the maximum remaining deferred sales charge and the creation and development fee (initially equal to $.235 per Unit for each Select Portfolio Series and $.385 per Unit for each Portfolio Series). This initial sales charge is initially equal to approximately 1.00% of the Public Offering Price of a Unit, but will vary from 1.00% depending on the purchase price of your Units and as deferred sales charge and the creation and development fee payments are made. When the Public Offering Price exceeds $10.00 per Unit, the initial sales charge will exceed 1.00% of the Public Offering Price. After the initial offering period, the initial sales charge will be reduced by the amount of the creation and development fee.

Monthly Deferred Sales Charge. In addition, three monthly deferred sales charge payments of approximately $.0617 per Unit for each Select Portfolio Series or $.1117 per Unit for each Portfolio Series will be deducted from a Trust's assets on approximately the 20th day of each month from January 17, 2003 through March 20, 2003. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the deferred sales charge will not change, but the deferred sales charge on a percentage basis will be more than 1.85% of the Public Offering Price for each Select Portfolio Series or more than 3.35% of the Public Offering Price for each Portfolio Series.

If you purchase Units after the last deferred sales charge payment has been assessed, your sales charge will consist of a one-time initial sales charge of 2.85% of the Public Offering Price per Unit (equivalent to 2.934% of the net amount invested) for each Select Portfolio Series and 4.35% of the Public Offering Price per Unit (equivalent to 4.548% of the net amount invested) for each Portfolio Series. For each Portfolio Series, the sales charge will be reduced by 1/2 of 1% on each subsequent July 31, commencing July 31, 2003, to a minimum sales charge of 3.00%.

Discounts for Certain Persons.

If you invest at least $50,000 (except if you are purchasing for "Fee Accounts" as described below), the maximum sales charge is reduced as described below.

For each Select Portfolio Series:

                                    Your maximum
If you invest                       sales charge
(in thousands):*                    will be:
_________________                   ____________
$50 but less than $100              3.10%
$100 but less than $250             2.85%
$250 but less than $500             2.50%
$500 but less than $1,000           2.35%
$1,000 or more                      1.85%

For each Portfolio Series:

                                    Your maximum
If you invest                       sales charge
(in thousands):*                    will be:
_________________                   ____________
$50 but less than $100              4.60%
$100 but less than $250             4.35%
$250 but less than $500             3.85%
$500 but less than $1,000           2.85%
$1,000 or more                      1.95%

* Breakpoint sales charges are also applied on a Unit basis utilizing a breakpoint equivalent in the above table of $10 per Unit and will be applied on whichever basis is more favorable to the investor. The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.

The reduced sales charge for quantity purchases will apply only to purchases made by the same person on any one day from any one dealer. To help you reach the above levels, you can combine the Units you purchase of the Trusts in this prospectus with any other same day purchases of other trusts for which we are Principal Underwriter and are currently in the initial offering period. In addition, we will also consider Units you purchase in the name of your spouse or child under 21 years of age to be purchases by you. The reduced sales charge will also apply to a trustee or other fiduciary purchasing Units for a single trust estate or single fiduciary account. You must inform your dealer of any combined purchases before the sale in order to be eligible for the reduced sales charge. Broker/dealers will receive a concession of .70% of the Public Offering Price on Portfolio Series' Units sold subject to the sales charge reduction for purchases of $1,000,000 or more. In all other instances, any reduced sales charge is the responsibility of the party making the sale.

You may use termination proceeds from other unit investment trusts with a similar strategy as the Trusts or redemption or termination proceeds from any unit investment trust we sponsor to purchase Units of the Trusts during the initial offering period at the Public Offering Price less 1.00%. However, if you invest redemption or termination proceeds of $1,000,000 or more in Units of a Select Portfolio Series or $500,000 or more in Units of a Portfolio Series, the maximum sales charge on your Units will be limited to the maximum sales charge for the applicable amount invested in the respective tables set forth above. Please note that if you purchase Units of a Trust in this manner using redemption proceeds from trusts which assess the amount of any remaining deferred sales charge at redemption, you should be aware that any deferred sales charge remaining on these units will be deducted from those redemption proceeds.

Investors purchasing Units through registered broker/dealers who charge periodic fees in lieu of commissions or who charge for financial planning, investment advisory or asset management services or provide these or comparable services as part of an investment account where a comprehensive "wrap fee" or similar charge is imposed ("Fee Accounts") will not be assessed the transactional sales charge described in this section on the purchase of Units. Certain Fee Accounts Unit holders may be assessed transaction or other account fees on the purchase and/or redemption of such Units by their broker/dealer or other processing organizations for providing certain transaction or account activities. We reserve the right to limit or deny purchases of Units not subject to the transactional sales charge by investors whose frequent trading activity we determine to be detrimental to the Trusts.

Employees, officers and directors (and immediate family members) of the Sponsor, our related companies, dealers and their affiliates, and vendors providing services to us may purchase Units at the Public Offering Price less the applicable dealer concession. Immediate family members include spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law, daughters-in-law, brothers-in-law and sisters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons.

The Sponsor and certain dealers may establish a schedule where employees, officers and directors of such dealers can purchase Units of a Trust at the Public Offering Price less the established schedule amount, which is designed to compensate such dealers for activities relating to the sale of Units (the "Employee Dealer Concession").

You will be charged the deferred sales charge per Unit regardless of any discounts. However, if you are eligible to receive a discount such that the maximum sales charge you must pay is less than the applicable maximum deferred sales charge, including Fee Accounts Units, you will be credited the difference between your maximum sales charge and the maximum deferred sales charge at the time you buy your Units. If you elect to have distributions reinvested into additional Units of your Trust, in addition to the reinvestment Units you receive you will also be credited additional Units with a dollar value at the time of reinvestment sufficient to cover the amount of any remaining deferred sales charge to be collected on such reinvestment Units. The dollar value of these additional credited Units (as with all Units) will fluctuate over time, and may be less on the dates deferred sales charges are collected than their value at the time they were issued.

As Sponsor, we will also receive, and the Unit holders will pay, a creation and development fee. See "Expenses and Charges" for a description of the services provided for this fee.

The Value of the Securities.

The Evaluator will determine the aggregate underlying value of the Securities in a Trust as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this valuation. This Public Offering Price will be effective for all orders received before the Evaluation Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus will exclude Saturdays, Sundays and certain national holidays on which the NYSE is closed.

The aggregate underlying value of the Securities in a Trust will be determined as follows: if the Securities are listed on a securities exchange or The Nasdaq Stock Market, their value is generally based on the closing sale prices on that exchange or system (unless it is determined that these prices are not appropriate as a basis for valuation). However, if there is no closing sale price on that exchange or system, they are valued based on the closing ask prices. If the Securities are not so listed, or, if so listed and the principal market for them is other than on that exchange or system, their value will generally be based on the current ask prices on the over-the-counter market (unless it is determined that these prices are not appropriate as a basis for valuation). If current ask prices are unavailable, the valuation is generally determined:

a) On the basis of current ask prices for comparable securities;

b) By appraising the value of the Securities on the ask side of the market; or

c) By any combination of the above.

After the initial offering period is over, the aggregate underlying value of the Securities will be determined as set forth above, except that bid prices are used instead of ask prices when necessary.

                   Distribution of Units

We intend to qualify Units of the Trusts for sale in a number of states. All Units will be sold at the then current Public Offering Price.

Dealer Concessions.

For each Select Portfolio Series, dealers and other selling agents can purchase Units at prices which reflect a concession or agency commission of 2.50% of the Public Offering Price per Unit. However, for Units subject to a transactional sales charge which are purchased using redemption or termination proceeds, this amount will be reduced to 1.50% of the sales price of these Units (1.00% for purchases of $1,000,000 or more).

For each Portfolio Series, dealers and other selling agents can purchase Units at prices which reflect a concession or agency commission of 3.30% of the Public Offering Price per Unit (or 65% of the maximum sales charge after July 31, 2003). However, for Units subject to a transactional sales charge which are purchased using redemption or termination proceeds, this amount will be reduced to 2.30% of the sales price of these Units (1.30% for purchases of $500,000 but less than $1,000,000 and .70% for purchases of $1,000,000 or more). Dealers and other selling agents will receive an additional volume concession or agency commission on all Portfolio Series Units they sell equal to .30% of the Public Offering Price if they purchase at least $100,000 worth of Units of the Trusts on the Initial Date of Deposit or $250,000 on any day thereafter or if they were eligible to receive a similar concession in connection with sales of similarly structured trusts sponsored by us which are currently in the initial offering period.

Eligible dealer firms and other selling agents who sell Units of a Trust during the initial offering period in the dollar amounts shown below will be entitled to the following additional sales concessions as a percentage of the Public Offering Price:

Total Sales per Trust               Additional
(in millions):                      Concession:
_________________                   ___________
$1 but less than $5                 .10%
$5 but less than $10                .15%
$10 or more                         .20%

Dealers and other selling agents can combine Units of a Select Portfolio Series and its related Portfolio Series they sell for purposes of reaching the additional concessions levels set forth in the above table. In addition, dealers and other selling agents will not receive a concession on the sale of Units which are not subject to a transactional sales charge, but such Units will be included in determining whether the above volume sales levels are met. Eligible dealer firms and other selling agents include entities that are providing marketing support for First Trust unit investment trusts by distributing or permitting the distribution of marketing materials and other product information. Eligible dealer firms and other selling agents will not include firms that solely provide clearing services to other broker/dealer firms. For all Trusts, dealers and other selling agents who, during any consecutive 12-month period, sell at least $250 million or $500 million worth of primary market units of unit investment trusts sponsored by us will receive a concession of $2,500 or $5,000, respectively, in the month following the achievement of this level. We reserve the right to change the amount of concessions or agency commissions from time to time. Certain commercial banks may be making Units of the Trusts available to their customers on an agency basis. A portion of the transactional sales charge paid by these customers is kept by or given to the banks in the amounts shown above.

Award Programs.

From time to time we may sponsor programs which provide awards to a dealer's registered representatives who have sold a minimum number of Units during a specified time period. We may also pay fees to qualifying dealers for services or activities which are meant to result in sales of Units of the Trusts. In addition, we will pay to dealers who sponsor sales contests or recognition programs that conform to our criteria, or participate in our sales programs, amounts equal to no more than the total applicable transactional sales charge on Units sold by such persons during such programs. We make these payments out of our own assets and not out of Trust assets. These programs will not change the price you pay for your Units.

Advertising and Investment Comparisons.

Advertising materials regarding a Trust may discuss several topics, including: developing a long-term financial plan; working with your financial professional; the nature and risks of various investment strategies and unit investment trusts that could help you reach your financial goals; the importance of discipline; how a Trust operates; how securities are selected; various unit investment trust features such as convenience and costs; and options available for certain types of unit investment trusts. These materials may include descriptions of the principal businesses of the companies represented in each Trust, research analysis of why they were selected and information relating to the qualifications of the persons or entities providing the research analysis. In addition, they may include research opinions on the economy and industry sectors included and a list of investment products generally appropriate for pursuing those recommendations.

From time to time we may compare the estimated returns of the Trusts (which may show performance net of the expenses and charges the Trusts would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indexes, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar Publications, Inc. or (3) information from publications such as Money, The New York Times, U.S. News and World Report, BusinessWeek, Forbes or Fortune. The investment characteristics of each Trust differ from other comparative investments. You should not assume that these performance comparisons will be representative of a Trust's future performance. We may also, from time to time, use advertising which classifies trusts according to capitalization and/or investment style.

                   The Sponsor's Profits

We will receive a gross sales commission equal to the maximum transactional sales charge per Unit of a Trust less any reduction as stated in "Public Offering." We will also receive the amount of any collected creation and development fee. Also, any difference between our cost to purchase the Securities and the price at which we sell them to a Trust is considered a profit or loss (see Note 2 of "Notes to Schedules of Investments"). During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations in the Public Offering Price they receive when they sell the Units.

In maintaining a market for the Units, any difference between the price at which we purchase Units and the price at which we sell or redeem them will be a profit or loss to us.

                   The Secondary Market

Although not obligated, we intend to maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except the Evaluator fees, Trustee costs to transfer and record the ownership of Units and in the case of each Portfolio Series, costs incurred in annually updating each Portfolio Series' registration statement. We may discontinue purchases of Units at any time. IF YOU WISH TO DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES BEFORE MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE. If you sell or redeem your Units before you have paid the total deferred sales charge on your Units, you will have to pay the remainder at that time.

                   How We Purchase Units

The Trustee will notify us of any tender of Units for redemption. If our bid at that time is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive your proceeds from the sale no later than if they were redeemed by the Trustee. We may tender Units that we hold to the Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee may sell tendered Units in the over-the-counter market, if any. However, the amount you will receive is the same as you would have received on redemption of the Units.

                  Expenses and Charges

The estimated annual expenses of each Trust are listed under "Fee Table." If actual expenses of a Trust exceed the estimate, that Trust will bear the excess. The Trustee will pay operating expenses of a Trust from the Income Account of such Trust if funds are available, and then from the Capital Account. The Income and Capital Accounts are noninterest-bearing to Unit holders, so the Trustee may earn interest on these funds, thus benefiting from their use.

First Trust Advisors L.P., an affiliate of ours, will be compensated for providing bookkeeping and other administrative services to the Trusts and, as Sponsor, we will receive brokerage fees when a Trust uses us (or an affiliate of ours) as agent in buying or selling Securities. For each Portfolio Series, legal, typesetting, electronic filing and regulatory filing fees and expenses associated with updating that Trust's registration statement yearly are also chargeable to such Trusts. There are no such fees and expenses that will be charged to each Select Portfolio Series. In addition, First Trust Advisors L.P. acts as both Portfolio Supervisor and Evaluator to the Trusts and will receive the fees set forth under "Fee Table" for providing portfolio supervisory and evaluation services to the Trusts. In providing portfolio supervisory services, the Portfolio Supervisor may purchase research services from a number of sources, which may include underwriters or dealers of the Trusts.

The fees payable to First Trust Advisors L.P. and the Trustee are based on the largest aggregate number of Units of a Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fee paid to us or our affiliates for providing services to all unit investment trusts be more than the actual cost of providing such services in such year.

As Sponsor, we will receive a fee from each Trust for creating and developing the Trusts, including determining each Trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The "creation and development fee" is a charge of $.050 per Unit outstanding at the end of the initial offering period. The Trustee will deduct this amount from a Trust's assets as of the close of the initial offering period. We do not use this fee to pay distribution expenses or as compensation for sales efforts. This fee will not be deducted from your proceeds if you sell or redeem your Units before the end of the initial offering period.

In addition to a Trust's operating expenses and those fees described above, each Trust may also incur the following charges:

- All legal and annual auditing expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect a Trust and your rights and interests;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of a Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Depositor of a Trust; and/or

- All taxes and other government charges imposed upon the Securities or any part of a Trust.

The above expenses and the Trustee's annual fee are secured by a lien on the Trusts. Since the Securities are all common stocks and dividend income is unpredictable, we cannot guarantee that dividends will be sufficient to meet any or all expenses of the Trusts. If there is not enough cash in the Income or Capital Account, the Trustee has the power to sell Securities in a Trust to make cash available to pay these charges which may result in capital gains or losses to you. See "Tax Status."

Each Portfolio Series will be audited annually. So long as we are making a secondary market for Units, we will bear the cost of these annual audits to the extent the costs exceed $0.0050 per Unit. Otherwise, each Portfolio Series will pay for the audit. You can request a copy of the audited financial statements from the Trustee.

                        Tax Status

This section summarizes some of the main U.S. federal income tax consequences of owning Units of the Trusts. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state or foreign taxes. As with any investment, you should consult your own tax professional about your particular consequences. In addition, the Internal Revenue Service issued new withholding and reporting regulations effective January 1, 2001. Foreign investors should consult their own tax advisors regarding the tax consequences of these regulations.

GRANTOR TRUSTS

The following discussion applies to each Trust except the REIT Growth & Income Portfolio, Series 6.

Trust Status.

The Trusts will not be taxed as corporations for federal income tax purposes. As a Unit owner, you will be treated as the owner of a pro rata portion of the Securities and other assets held by your Trust, and as such you will be considered to have received a pro rata share of income (e.g., dividends and capital gains, if any) from each Security when such income would be considered to be received by you if you directly owned a Trust's assets. This is true even if you elect to have your distributions automatically reinvested into additional Units. In addition, the income from a Trust which you must take into account for federal income tax purposes is not reduced by amounts used to pay Trust expenses (including the deferred sales charge, if any).

Your Tax Basis and Income or Loss upon Disposition.

If your Trust disposes of Securities, you will generally recognize gain or loss. If you dispose of your Units or redeem your Units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Securities from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Security or other Trust asset by apportioning the cost of your Units, generally including sales charges, among each Security or other Trust asset ratably according to their value on the date you purchase your Units. In certain circumstances, however, you may have to adjust your tax basis after you purchase your Units (for example, in the case of certain dividends that exceed a corporation's accumulated earnings and profits).

If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (10% for certain taxpayers in the 10% and 15% brackets). The 20% rate is reduced to 18% and the 10% rate is reduced to 8% for long-term gains from most property acquired after December 31, 2000, with a holding period of more than five years. Because each Select Portfolio Series has a maturity of less than five years, the reduction in the capital gains rate for property held for more than five years could only possibly apply to your interest in those securities if you are eligible for and elect to receive an in-kind distribution at redemption or termination.

Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine your holding period. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code, however, treats certain capital gains as ordinary income in special situations.

In-Kind Distributions.

Under certain circumstances, as described in this prospectus, you may request a distribution of Securities (an "In-Kind Distribution") when you redeem your Units or at a Trust's termination. By electing to receive an In-Kind Distribution, you will receive whole shares of stock plus, possibly, cash.

You will not recognize gain or loss if you only receive Securities in exchange for your pro rata portion of the Securities held by a Trust. However, if you also receive cash in exchange for a Trust asset or fractional share of a Security held by a Trust, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such Trust asset or fractional share.

Limitations on the Deductibility of Trust Expenses.

Generally, for federal income tax purposes, you must take into account your full pro rata share of a Trust's income, even if some of that income is used to pay Trust expenses. You may deduct your pro rata share of each expense paid by a Trust to the same extent as if you directly paid the expense. You may, however, be required to treat some or all of the expenses of the Trusts as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.

Foreign, State and Local Taxes.

Some distributions by a Trust may be subject to foreign withholding taxes. Any dividends withheld will nevertheless be treated as income to you. However, because you are deemed to have paid directly your share of foreign taxes that have been paid or accrued by a Trust, you may be entitled to a foreign tax credit or deduction for U.S. tax purposes with respect to such taxes.

Under the existing income tax laws of the State and City of New York, the Trusts will not be taxed as corporations, and the income of the Trusts will be treated as the income of the Unit holders in the same manner as for federal income tax purposes.

REGULATED INVESTMENT COMPANY.

The following discussion applies only to the REIT Growth & Income
Portfolio, Series 6.

Trust Status.


The Trust intends to qualify as a "regulated investment company" under the federal tax laws. If the Trust qualifies as a regulated investment company and distributes its income as required by the tax law, the Trust generally will not pay federal income taxes.


Distributions.

Trust distributions are generally taxable. At the end of each year, you will receive a tax statement that separates your Trust's distributions into two categories, ordinary income distributions and capital gains dividends. Ordinary income distributions are generally taxed at your ordinary tax rate. Generally, you will treat all capital gains dividends as long-term capital gains regardless of how long you have owned your Units. To determine your actual tax liability for your capital gains dividends, you must calculate your total net capital gain or loss for the tax year after considering all of your other taxable transactions, as described below. In addition, the Trust may make distributions that represent a return of capital for tax purposes and thus will generally not be taxable to you. The tax status of your distributions from your Trust is not affected by whether you reinvest your distributions in additional Units or receive them in cash. The income from the Trust that you must take into account for federal income tax purposes is not reduced by amounts used to pay a deferred sales fee, if any. The tax laws may require you to treat distributions made to you in January as if you had received them on December 31 of the previous year.

Dividends Received Deduction.

A corporation that owns Units generally will not be entitled to the dividends received deduction with respect to many dividends received from the Trust, because the dividends received deduction is generally not available for distributions from regulated investment companies.

If You Sell or Redeem Units.

If you sell or redeem your Units, you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in your Units from the amount you receive in the transaction. Your tax basis in your Units is generally equal to the cost of your Units, generally including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your Units.

Taxation of Capital Gains and Losses.

If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (10% for certain taxpayers in the 10% and 15% tax brackets). The 20% rate is reduced to 18% and the 10% rate is reduced to 8% for long-term gains from most property acquired after December 31, 2000 with a holding period of more than five years. Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine your holding period. However, if you receive a capital gain dividend from your Trust and sell your Unit at a loss after holding it for six months or less, the loss will be recharacterized as long-term capital loss to the extent of the capital gain dividend received. In the case of capital gain dividends, the determination of which portion of the capital gain dividend, if any, that may be treated as long-term gain from property held for more than five years eligible for the 18% (or 8%) tax rate will be made based on regulations prescribed by the United States Treasury. In addition, the Trust may designate some capital gains dividends as "unrecaptured Section 1250 gain distributions," in which case the dividend would be subject to a maximum tax rate of 25%. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. In addition, the Internal Revenue Code treats certain capital gains as ordinary income in special situations.

In-Kind Distributions.

Under certain circumstances, as described in this prospectus, you may receive an in-kind distribution of Trust securities when you redeem Units or when your Trust terminates. This distribution is subject to taxation and you will recognize gain or loss, generally based on the value at that time of the securities and the amount of cash received.

Deductibility of Trust Expenses.

Expenses incurred and deducted by the Trust will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these Trust expenses as income. In these cases you may be able to take a deduction for these expenses. However, certain miscellaneous itemized deductions, such as investment expenses, may be deducted by individuals only to the extent that all of these deductions exceed 2% of the individual's adjusted gross income.

Foreign Investors.


If you are a foreign investor, subject to applicable tax treaties, distributions from the Trust which constitute dividends for U.S. federal income tax purposes (other than dividends designated by the Trust as capital gain dividends) will be subject to U.S. income taxes, including withholding taxes. Distributions designated as capital gain dividends should not be subject to U.S. federal income taxes, including withholding taxes, provided certain conditions are met. Foreign investors should consult their tax advisors with respect to U.S. tax consequences of ownership of Units.


                     Retirement Plans

You may purchase Units of the Trusts for:

- Individual Retirement Accounts;

- Keogh Plans;

- Pension funds; and

- Other tax-deferred retirement plans.

Generally, the federal income tax on capital gains and income received in each of the above plans is deferred until you receive distributions. These distributions are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Before participating in a plan like this, you should review the tax laws regarding these plans and consult your attorney or tax advisor. Brokerage firms and other financial institutions offer these plans with varying fees and charges.

                  Rights of Unit Holders

Unit Ownership.

The Trustee will treat as Record Owner of Units persons registered as such on its books. It is your responsibility to notify the Trustee when you become Record Owner, but normally your broker/dealer provides this notice. You may elect to hold your Units in either certificated or uncertificated form. All Fee Accounts Units, however, will be held in uncertificated form.

Certificated Units. When you purchase your Units you can request that they be evidenced by certificates, which will be delivered shortly after your order. Certificates will be issued in fully registered form, transferable only on the books of the Trustee in denominations of one Unit or any multiple thereof. You can transfer or redeem your certificated Units by endorsing and surrendering the certificate to the Trustee, along with a written instrument of transfer. You must sign your name exactly as it appears on the face of the certificate with your signature guaranteed by an eligible institution. In certain cases the Trustee may require additional documentation before they will transfer or redeem your Units.

You may be required to pay a nominal fee to the Trustee for each certificate reissued or transferred, and to pay any government charge that may be imposed for each transfer or exchange. If a certificate gets lost, stolen or destroyed, you may be required to furnish indemnity to the Trustee to receive replacement certificates. You must surrender mutilated certificates to the Trustee for replacement.

Uncertificated Units. You may also choose to hold your Units in uncertificated form. If you choose this option, the Trustee will establish an account for you and credit your account with the number of Units you purchase. Within two business days of the issuance or transfer of Units held in uncertificated form, the Trustee will send you:

- A written initial transaction statement containing a description of the Trust;

- A list of the number of Units issued or transferred;

- Your name, address and Taxpayer Identification Number ("TIN");

- A notation of any liens or restrictions of the issuer and any adverse claims; and

- The date the transfer was registered.

Uncertificated Units may be transferred the same way as certificated Units, except that no certificate needs to be presented to the Trustee. Also, no certificate will be issued when the transfer takes place unless you request it. You may at any time request that the Trustee issue certificates for your Units.

Unit Holder Reports.

In connection with each distribution, the Trustee will provide you with a statement detailing the per Unit amount of income (if any) distributed. After the end of each calendar year, the Trustee will provide you with the following information:

- A summary of transactions in your Trust for the year;

- A list of any Securities sold during the year and the Securities held at the end of that year by your Trust;

- The Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and

- Amounts of income and capital distributed during the year.

You may request from the Trustee copies of the evaluations of the Securities as prepared by the Evaluator to enable you to comply with federal and state tax reporting requirements.

             Income and Capital Distributions

You will begin receiving distributions on your Units only after you become a Record Owner. The Trustee will credit dividends received on a Trust's Securities to the Income Account of such Trust. All other receipts, such as return of capital, are credited to the Capital Account of such Trust.

The Trustee will distribute any net income in the Income Account on or near the Income Distribution Dates to Unit holders of record on the preceding Income Distribution Record Date. See "Summary of Essential Information." No income distribution will be paid if accrued expenses of a Trust exceed amounts in the Income Account on the Income Distribution Dates. Distribution amounts will vary with changes in a Trust's fees and expenses, in dividends received and with the sale of Securities. The Trustee will distribute amounts in the Capital Account, net of amounts designated to meet redemptions, pay the deferred sales charge or pay expenses on the last day of each month to Unit holders of record on the fifteenth day of each month provided the amount equals at least $1.00 per 100 Units. If the Trustee does not have your TIN, it is required to withhold a certain percentage of your distribution and deliver such amount to the Internal Revenue Service ("IRS"). You may recover this amount by giving your TIN to the Trustee, or when you file a tax return. However, you should check your statements to make sure the Trustee has your TIN to avoid this "back-up withholding."

We anticipate that there will be enough money in the Capital Account of a Trust to pay the deferred sales charge. If not, the Trustee may sell Securities to meet the shortfall.

Within a reasonable time after a Trust is terminated, you will receive the pro rata share of the money from the sale of the Securities.
However, if you are eligible, you may elect to receive an In-Kind
Distribution as described under "Amending or Terminating the Indenture." You will receive a pro rata share of any other assets remaining in your Trust after deducting any unpaid expenses.

The Trustee may establish reserves (the "Reserve Account") within a Trust to cover anticipated state and local taxes or any governmental charges to be paid out of such Trust.

Distribution Reinvestment Option. You may elect to have each distribution of income and/or capital reinvested into additional Units of your Trust by notifying the Trustee at least 10 days before any Record Date. Each later distribution of income and/or capital on your Units will be reinvested by the Trustee into additional Units of your Trust. There is no transactional sales charge on Units acquired through the Distribution Reinvestment Option, as discussed under "Public Offering." This option may not be available in all states. PLEASE NOTE THAT EVEN IF YOU REINVEST DISTRIBUTIONS, THEY ARE STILL CONSIDERED DISTRIBUTIONS FOR INCOME TAX PURPOSES.

                   Redeeming Your Units

You may redeem all or a portion of your Units at any time by sending the certificates representing the Units you want to redeem to the Trustee at its unit investment trust office. If your Units are uncertificated, you need only deliver a request for redemption to the Trustee. In either case, the certificates or the redemption request must be properly endorsed with proper instruments of transfer and signature guarantees as explained in "Rights of Unit Holders-Unit Ownership" (or by providing satisfactory indemnity if the certificates were lost, stolen, or destroyed). No redemption fee will be charged, but you are responsible for any governmental charges that apply. Certain broker/dealers may charge a transaction fee for processing redemption requests. Units redeemed directly through the Trustee are not subject to such transaction fees. Three business days after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.

The Date of Tender is considered to be the date on which the Trustee receives your certificates or redemption request (if such day is a day the NYSE is open for trading). However, if your certificates or redemption request are received after 4:00 p.m. Eastern time (or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the NYSE is open for trading.

Any amounts paid on redemption representing income will be withdrawn from the Income Account if funds are available for that purpose, or from the Capital Account. All other amounts paid on redemption will be taken from the Capital Account. The IRS will require the Trustee to withhold a portion of your redemption proceeds if it does not have your TIN, as generally discussed under "Income and Capital Distributions."


If you tender 2,500 Units, or such other amount as required by your broker/dealer, for redemption, rather than receiving cash, you may elect to receive an In-Kind Distribution in an amount equal to the Redemption Price per Unit by making this request in writing to the Trustee at the time of tender. However, to be eligible to participate in the In-Kind Distribution option at redemption, Fee Accounts Unit holders must hold their Units through the end of the initial offering period. No In-Kind Distribution requests submitted during the nine business days prior to a Trust's Mandatory Termination Date will be honored. Where possible, the Trustee will make an In-Kind Distribution by distributing each of the Securities in book-entry form to your bank or broker/dealer account at the Depository Trust Company. The Trustee will subtract any customary transfer and registration charges from your In-Kind Distribution. As a tendering Unit holder, you will receive your pro rata number of whole shares of the Securities that make up the portfolio, and cash from the Capital Account equal to the fractional shares to which you are entitled. If you elect to receive an In-Kind Distribution of Securities contained in the REIT Growth & Income Portfolio, Series 6, you should be aware that it will be considered a taxable event at the time you receive the Securities. See "Tax Status" for additional information.


The Trustee may sell Securities to make funds available for redemption. If Securities are sold, the size and diversification of a Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

- If the NYSE is closed (other than customary weekend and holiday closings);

- If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

- For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1. cash in the Income and Capital Accounts of a Trust not designated to purchase Securities;

2. the aggregate value of the Securities held in a Trust; and

3. dividends receivable on the Securities trading ex-dividend as of the date of computation; and

deducting

1. any applicable taxes or governmental charges that need to be paid out of a Trust;

2. any amounts owed to the Trustee for its advances;

3. estimated accrued expenses of a Trust, if any;

4. cash held for distribution to Unit holders of record of a Trust as of the business day before the evaluation being made;

5. liquidation costs for foreign Securities, if any; and

6. other liabilities incurred by a Trust; and

dividing

1. the result by the number of outstanding Units of a Trust.

Any remaining deferred sales charge on the Units when you redeem them will be deducted from your redemption proceeds. In addition, until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

             Removing Securities from a Trust

The portfolios of the Trusts are not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:

- The issuer of the Security defaults in the payment of a declared dividend;

- Any action or proceeding prevents the payment of dividends;

- There is any legal question or impediment affecting the Security;

- The issuer of the Security has breached a covenant which would affect the payment of dividends, the issuer's credit standing, or otherwise damage the sound investment character of the Security;

- The issuer has defaulted on the payment of any other of its outstanding obligations;

- There has been a public tender offer made for a Security or a merger or acquisition is announced affecting a Security, and that in our opinion the sale or tender of the Security is in the best interest of Unit holders; or

- The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to a Trust.

Except in the limited instance in which a Trust acquires Replacement Securities, as described in "The FT Series," a Trust may not acquire any securities or other property other than the Securities. The Trustee, on behalf of the Trusts, will reject any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. If such exchanged securities or property are nevertheless acquired by a Trust, at our instruction, they will either be sold or held in such Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from each Portfolio Supervisor. Any proceeds received from the sale of Securities, exchanged securities or property will be credited to the Capital Account for distribution to Unit holders or to meet redemption requests. The Trustee may retain and pay us or an affiliate of ours to act as agent for a Trust to facilitate selling Securities, exchanged securities or property from the Trusts. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the Investment Company Act of 1940, as amended.

The Trustee may sell Securities designated by us or, absent our direction, at its own discretion, in order to meet redemption requests or pay expenses. In designating Securities to be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition and diversification of a Trust may be changed. To get the best price for a Trust we may specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold. We may consider sales of units of unit investment trusts which we sponsor when we make recommendations to the Trustee as to which broker/dealers they select to execute a Trust's portfolio transactions, or when acting as agent for a Trust in acquiring or selling Securities on behalf of the Trusts.

           Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

- To cure ambiguities;

- To correct or supplement any defective or inconsistent provision;

- To make any amendment required by any governmental agency; or

- To make other changes determined not to be materially adverse to your best interests (as determined by us and the Trustee).

Termination. As provided by the Indenture, the Trusts will terminate on the Mandatory Termination Date as stated in the "Summary of Essential Information" for each Trust. The Trusts may be terminated earlier:

- Upon the consent of 100% of the Unit holders of a Trust;

- If the value of the Securities owned by a Trust as shown by any evaluation is less than the lower of $2,000,000 or 20% of the total value of Securities deposited in such Trust during the initial offering period ("Discretionary Liquidation Amount"); or

- In the event that Units of a Trust not yet sold aggregating more than 60% of the Units of such Trust are tendered for redemption by underwriters, including the Sponsor.

Prior to termination, the Trustee will send written notice to registered account holders which will specify how certificates, if any, should be tendered to the Trustee. If a Trust is terminated due to this last reason, we will refund your entire transactional sales charge; however, termination of a Trust before the Mandatory Termination Date for any other stated reason will result in all remaining unpaid deferred sales charges on your Units being deducted from your termination proceeds. For various reasons, a Trust may be reduced below the Discretionary Liquidation Amount and could therefore be terminated before the Mandatory Termination Date.

Unless terminated earlier, the Trustee will begin to sell Securities in connection with the termination of a Trust during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date. We will determine the manner and timing of the sale of Securities. Because the Trustee must sell the Securities within a relatively short period of time, the sale of Securities as part of the termination process may result in a lower sales price than might otherwise be realized if such sale were not required at this time.


If you own at least 2,500 Units of a Trust, or such other amount as required by your broker/dealer, the Trustee will send the registered account holders a form at least 30 days prior to the Mandatory Termination Date which will enable you to receive an In-Kind Distribution (reduced by customary transfer and registration charges and subject to any additional restrictions imposed on Fee Accounts Units by "wrap fee" plans) rather than the typical cash distribution. If you elect to receive an In-Kind Distribution of Securities contained in the REIT Growth & Income Portfolio, Series 6 at termination, you should be aware that it will be considered a taxable event at the time you receive the Securities. See "Tax Status" for additional information. You must notify the Trustee at least ten business days prior to the Mandatory Termination Date if you elect this In-Kind Distribution option. If you do not elect to participate in the In-Kind Distribution option, you will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Income and Capital Accounts, within a reasonable time after such Trust is terminated. Regardless of the distribution involved, the Trustee will deduct from the Trusts any accrued costs, expenses, advances or indemnities provided for by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.


     Information on the Sponsor, Trustee and Evaluator

The Sponsor.

We, First Trust Portfolios L.P. (formerly known as Nike Securities L.P.), specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we act as Sponsor for successive series of:

- The First Trust Combined Series

- FT Series (formerly known as The First Trust Special Situations Trust)

- The First Trust Insured Corporate Trust

- The First Trust of Insured Municipal Bonds

- The First Trust GNMA

First Trust introduced the first insured unit investment trust in 1974. To date we have deposited more than $40 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of the National Association of Securities Dealers, Inc. and Securities Investor Protection Corporation. Our principal offices are at 1001 Warrenville Road, Lisle, Illinois 60532; telephone number
(630) 241-4141. As of December 31, 2001, the total partners' capital of First Trust Portfolios L.P. was $17,560,001 (audited).

This information refers only to us and not to the Trusts or to any series of the Trusts or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

Code of Ethics. The Sponsor and the Trusts have adopted a code of ethics requiring the Sponsor's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trusts.

The Trustee.

The Trustee is JPMorgan Chase Bank, with its principal executive office located at 270 Park Avenue, New York, New York 10017 and its unit investment trust office at 4 Chase MetroTech Center, 3rd Floor, Brooklyn, New York 11245. If you have questions regarding the Trusts, you may call the Customer Service Help Line at 1-800-682-7520. The Trustee is supervised by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

The Trustee has not participated in selecting the Securities for the Trusts; it only provides administrative services.

Limitations of Liabilities of Sponsor and Trustee.

Neither we nor the Trustee will be liable for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the Trustee's case) or reckless disregard of our obligations and duties. The Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the Trustee will not be liable for any action it takes in good faith under the Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC;

- Terminate the Indenture and liquidate the Trusts; or

- Continue to act as Trustee without terminating the Indenture.

The Evaluator.

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The
Evaluator's address is 1001 Warrenville Road, Lisle, Illinois 60532.

The Trustee, Sponsor and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The Evaluator will make determinations in good faith based upon the best available information, but will not be liable to the Trustee, Sponsor or Unit holders for errors in judgment.

                     Other Information

Legal Opinions.

Our counsel is Chapman and Cutler, 111 W. Monroe St., Chicago, Illinois, 60603. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Carter, Ledyard & Milburn acts as the Trustee's counsel, as well as special New York tax counsel for the Trusts.

Experts.

The Trusts' statements of net assets, including the schedules of investments, as of the opening of business on the Initial Date of Deposit included in this prospectus and elsewhere in the registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein and elsewhere in the registration statement, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Trustee, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific details concerning the nature, structure and risks of this product.

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Page 51


                             First Trust(R)

             Financial Services Select Portfolio, Series 13
                  The Key 3 Select Portfolio, Series 3
               Pharmaceutical Select Portfolio, Series 14
                 Technology Select Portfolio, Series 17
                   Communications Portfolio, Series 11
                       Energy Portfolio, Series 12
                 Financial Services Portfolio, Series 13
                      The Key 3 Portfolio, Series 3
                   Leading Brands Portfolio, Series 12
                    Life Sciences Portfolio, Series 5
                   Market Leaders Portfolio, Series 6
                   Pharmaceutical Portfolio, Series 14
                REIT Growth & Income Portfolio, Series 6
                     Technology Portfolio, Series 17

                                 FT 654

                                Sponsor:

                       FIRST TRUST PORTFOLIOS L.P.
                 Formerly known as Nike Securities L.P.

                    1001 Warrenville Road, Suite 300
                          Lisle, Illinois 60532
                             1-630-241-4141

                                Trustee:

                           JPMorgan Chase Bank

                   4 Chase MetroTech Center, 3rd floor
                        Brooklyn, New York 11245
                             1-800-682-7520
                  24-Hour Pricing Line: 1-800-446-0132

  This prospectus contains information relating to the above-mentioned unit investment trusts, but does not contain all of the information about this investment company as filed with the Securities and Exchange
                Commission in Washington, D.C. under the:


- Securities Act of 1933 (file no. 333-91806) and


- Investment Company Act of 1940 (file no. 811-05903)

  Information about the Trusts, including their Codes of Ethics, can be reviewed and copied at the Securities and Exchange Commission's Public
Reference Room in Washington D.C. Information regarding the operation of the Commission's Public Reference Room may be obtained by calling the
                      Commission at 1-202-942-8090.

 Information about the Trusts is available on the EDGAR Database on the
                      Commission's Internet site at
                           http://www.sec.gov.

                 To obtain copies at prescribed rates -

              Write: Public Reference Section of the Commission
                     450 Fifth Street, N.W.;
                     Washington, D.C. 20549-0102
     e-mail address: publicinfo@sec.gov


                              July 16, 2002


           PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE

Page 52


                             First Trust(R)

                              The FT Series

                         Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of unit investment trusts ("Trusts") contained in FT 654 not found in the prospectus for the Trusts. This Information Supplement is not a prospectus and does not include all of the information that a prospective investor should consider before investing in a Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which an investor is considering investing.


This Information Supplement is dated July 16, 2002. Capitalized terms have been defined in the prospectus.


                            Table of Contents

Risk Factors
   Securities                                                  1
   Dividends                                                   1
   Foreign Issuers                                             2
Litigation
   Microsoft Corporation                                       2
Concentrations
   Biotechnology/Pharmaceutical                                3
   Communications                                              3
   Consumer Products                                           3
   Energy                                                      4
   Financial Services                                          5
   Healthcare                                                  8
   REITs                                                       8
   Technology                                                  9
Portfolios
   Communications                                             10
   Energy                                                     12
   Financial Services                                         13
   The Key 3                                                  15
   Leading Brands                                             17
   Life Sciences                                              19
   Market Leaders                                             21
   Pharmaceutical                                             22
   REIT                                                       24
   Technology                                                 25

Risk Factors

Securities. An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the relevant stock market may worsen, and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Both U.S. and foreign markets have experienced substantial volatility and significant declines recently as a result of certain or all of these factors.

Dividends. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy.

Foreign Issuers. Since certain of the Securities included in certain Trusts consist of securities of foreign issuers, an investment in the Trusts involves certain investment risks that are different in some respects from an investment in a trust which invests entirely in the securities of domestic issuers. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Securities, the possibility that the financial condition of the issuers of the Securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of the Securities and thus in the value of the Units), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. However, due to the nature of the issuers of the Securities selected for the Trusts, the Sponsor believes that adequate information will be available to allow the Supervisor to provide portfolio surveillance for the Trusts.

Securities issued by non-U.S. issuers generally pay dividends in foreign currencies and are principally traded in foreign currencies. Therefore, there is a risk that the U.S. dollar value of these securities will vary with fluctuations in the U.S. dollar foreign exchange rates for the various Securities.

On the basis of the best information available to the Sponsor at the present time, none of the Securities in the Trusts are subject to exchange control restrictions under existing law which would materially interfere with payment to the Trusts of dividends due on, or proceeds from the sale of, the Securities. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to the Trusts. The adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the Trusts and on the ability of the Trusts to satisfy its obligation to redeem Units tendered to the Trustee for redemption. In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the foreign Securities and correspondingly could affect the price of the Units.

Investors should be aware that it may not be possible to buy all Securities at the same time because of the unavailability of any Security, and restrictions applicable to the Trusts relating to the purchase of a Security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of such Act. Sales of non-exempt Securities by a Trust in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these Securities by the Trusts will generally be effected only in foreign securities markets. Although the Sponsor does not believe that the Trusts will encounter obstacles in disposing of the Securities, investors should realize that the Securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of the Securities will be adversely affected if trading markets for the Securities are limited or absent.


Litigation

Microsoft Corporation. Microsoft Corporation is currently engaged in litigation with the U.S. Department of Justice and several state Attorneys General. The complaints against Microsoft include unfair competition and anti-trust violations. The claims seek injunctive relief and monetary damages. The District Court handling the antitrust case recently held that Microsoft exercised monopoly power in violation of the Sherman Antitrust Act and various state antitrust laws. The federal appeals court overturned a June 7, 2000 ruling which called for Microsoft to be broken up into two separate companies, one composed of the company's operating systems and the other containing its applications software business. The appeals court has sent the case back to the lower court to determine penalties. It is impossible to predict what impact the penalties will have on Microsoft or the value of its stock.


Concentrations

Biotechnology/Pharmaceutical. An investment in Units of the Life Sciences Portfolio and the Pharmaceutical Portfolios should be made with an understanding of the problems and risks such an investment may entail. Companies involved in advanced medical devices and instruments, drugs and biotech have potential risks unique to their sector of the healthcare field. These companies are subject to governmental regulation of their products and services, a factor which could have a significant and possibly unfavorable effect on the price and availability of such products or services. Furthermore, such companies face the risk of increasing competition from new products or services, generic drug sales, the termination of patent protection for drug or medical supply products and the risk that technological advances will render their products obsolete. The research and development costs of bringing a drug to market are substantial, and include lengthy governmental review processes with no guarantee that the product will ever come to market. Many of these companies may have losses and may not offer certain products for several years. Such companies may also have persistent losses during a new product's transition from development to production, and revenue patterns may be erratic.

As the population of the United States ages, the companies involved in the healthcare field will continue to search for and develop new drugs, medical products and medical services through advanced technologies and diagnostics. On a worldwide basis, such companies are involved in the development and distributions of drugs, vaccines, medical products and medical services. These activities may make the biotechnology/pharmaceuticals sector very attractive for investors seeking the potential for growth in their investment portfolio. However, there are no assurances that the Trusts' objectives will be met.

Legislative proposals concerning healthcare are proposed in Congress from time to time. These proposals span a wide range of topics, including cost and price controls (which might include a freeze on the prices of prescription drugs). The Sponsor is unable to predict the effect of any of these proposals, if enacted, on the issuers of Securities in the Trusts.

Communications. An investment in Units of the Communications Portfolio should be made with an understanding of the problems and risks inherent in the communications sector in general.

The market for high-technology communications products and services is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products and services. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse affect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Securities will be able to respond in a timely manner to compete in the rapidly developing marketplace.

The communications industry is subject to governmental regulation. However, as market forces develop, the government will continue to deregulate the communications industry, promoting vigorous economic competition and resulting in the rapid development of new communications technologies. The products and services of communications companies may be subject to rapid obsolescence. These factors could affect the value of the Trusts' Units. For example, while telephone companies in the United States are subject to both state and federal regulations affecting permitted rates of returns and the kinds of services that may be offered, the prohibition against phone companies delivering video services has been lifted. This creates competition between phone companies and cable operators and encourages phone companies to modernize their communications infrastructure. Certain types of companies represented in the Trust's portfolio are engaged in fierce competition for a share of the market for their products. As a result, competitive pressures are intense and the stocks are subject to rapid price volatility.

Many communications companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of the Securities to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such issuers' technology.

Consumer Products. An investment in Units of the Leading Brands Portfolio should be made with an understanding of the problems and risks inherent in an investment in the consumer products industry in general. These include the cyclicality of revenues and earnings, changing consumer demands, regulatory restrictions, product liability litigation and other litigation resulting from accidents, extensive competition (including that of low-cost foreign competition), unfunded pension fund liabilities and employee and retiree benefit costs and financial deterioration resulting from leveraged buy-outs, takeovers or acquisitions. In general, expenditures on consumer products will be affected by the economic health of consumers. A weak economy with its consequent effect on consumer spending would have an adverse effect on consumer products companies. Other factors of particular relevance to the profitability of the industry are the effects of increasing environmental regulation on packaging and on waste disposal, the continuing need to conform with foreign regulations governing packaging and the environment, the outcome of trade negotiations and the effect on foreign subsidies and tariffs, foreign exchange rates, the price of oil and its effect on energy costs, inventory cutbacks by retailers, transportation and distribution costs, health concerns relating to the consumption of certain products, the effect of demographics on consumer demand, the availability and cost of raw materials and the ongoing need to develop new products and to improve productivity.

Energy. An investment in Units of the Energy Portfolio should be made with an understanding of the problems and risks an investment in Securities of companies involved in the energy industry may entail. The business activities of companies held in the Energy Portfolio may include: production, generation, transmission, marketing, control, or measurement of gas and oil; the provision of component parts or services to companies engaged in the above activities; energy research or experimentation; and environmental activities related to the solution of energy problems, such as energy conservation and pollution control.

The securities of companies in the energy field are subject to changes in value and dividend yield which depend, to a large extent, on the price and supply of energy fuels. Swift price and supply fluctuations may be caused by events relating to international politics, energy conservation, the success of exploration projects, and tax and other regulatory policies of various governments. As a result of the foregoing, the Securities in the Energy Portfolios may be subject to rapid price volatility. The Sponsor is unable to predict what impact the foregoing factors will have on the Securities during the life of the Energy Portfolio.

According to the U.S. Department of Commerce, the factors which will most likely shape the energy industry include the price and availability of oil from the Middle East, changes in U.S. environmental policies and the continued decline in U.S. production of crude oil. Possible effects of these factors may be increased U.S. and world dependence on oil from the Organization of Petroleum Exporting Countries ("OPEC") and highly uncertain and potentially more volatile oil prices. Factors which the Sponsor believes may increase the profitability of oil and petroleum operations include increasing demand for oil and petroleum products as a result of the continued increases in annual miles driven and the improvement in refinery operating margins caused by increases in average domestic refinery utilization rates. The existence of surplus crude oil production capacity and the willingness to adjust production levels are the two principal requirements for stable crude oil markets. Without excess capacity, supply disruptions in some countries cannot be compensated for by others. Surplus capacity in Saudi Arabia and a few other countries and the utilization of that capacity prevented, during the Persian Gulf crisis, and continues to prevent, severe market disruption. Although unused capacity contributed to market stability in 1990 and 1991, it ordinarily creates pressure to overproduce and contributes to market uncertainty. The restoration of a large portion of Kuwait and Iraq's production and export capacity could lead to such a development in the absence of substantial growth in world oil demand. Formerly, OPEC members attempted to exercise control over production levels in each country through a system of mandatory production quotas. Because of the 1990-1991 crisis in the Middle East, the mandatory system has since been replaced with a voluntary system. Production under the new system has had to be curtailed on at least one occasion as a result of weak prices, even in the absence of supplies from Kuwait and Iraq. The pressure to deviate from mandatory quotas, if they are reimposed, is likely to be substantial and could lead to a weakening of prices. In the longer term, additional capacity and production will be required to accommodate the expected large increases in world oil demand and to compensate for expected sharp drops in U.S. crude oil production and exports from the Soviet Union. Only a few OPEC countries, particularly Saudi Arabia, have the petroleum reserves that will allow the required increase in production capacity to be attained. Given the large-scale financing that is required, the prospect that such expansion will occur soon enough to meet the increased demand is uncertain.

Declining U.S. crude oil production will likely lead to increased dependence on OPEC oil, putting refiners at risk of continued and unpredictable supply disruptions. Increasing sensitivity to environmental concerns will also pose serious challenges to the industry over the coming decade. Refiners are likely to be required to make heavy capital investments and make major production adjustments in order to comply with increasingly stringent environmental legislation, such as the 1990 amendments to the Clean Air Act. If the cost of these changes is substantial enough to cut deeply into profits, smaller refiners may be forced out of the industry entirely. Moreover, lower consumer demand due to increases in energy efficiency and conservation, gasoline reformulations that call for less crude oil, warmer winters or a general slowdown in economic growth in this country and abroad could negatively affect the price of oil and the profitability of oil companies. No assurance can be given that the demand for or prices of oil will increase or that any increases will not be marked by great volatility. Some oil companies may incur large cleanup and litigation costs relating to oil spills and other environmental damage. Oil production and refining operations are subject to extensive federal, state and local environmental laws and regulations governing air emissions and the disposal of hazardous materials. Increasingly stringent environmental laws and regulations are expected to require companies with oil production and refining operations to devote significant financial and managerial resources to pollution control. General problems of the oil and petroleum products industry include the ability of a few influential producers to significantly affect production, the concomitant volatility of crude oil prices, increasing public and governmental concern over air emissions, waste product disposal, fuel quality and the environmental effects of fossil-fuel use in general.

In addition, any future scientific advances concerning new sources of energy and fuels or legislative changes relating to the energy industry or the environment could have a negative impact on the petroleum products industry. While legislation has been enacted to deregulate certain aspects of the oil industry, no assurances can be given that new or additional regulations will not be adopted. Each of the problems referred to could adversely affect the financial stability of the issuers of any petroleum industry stocks in the Energy Portfolio.


Financial Services. An investment in Units of the Financial Services Portfolios, The Key 3 Portfolios and the Market Leaders Portfolio should be made with an understanding of the problems and risks inherent in the bank and financial services sector in general.


Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession, volatile interest rates, portfolio concentrations in geographic markets and in commercial and residential real estate loans, and competition from new entrants in their fields of business. Banks and thrifts are highly dependent on net interest margin. Recently, bank profits have come under pressure as net interest margins have contracted, but volume gains have been strong in both commercial and consumer products. There is no certainty that such conditions will continue. Bank and thrift institutions had received significant consumer mortgage fee income as a result of activity in mortgage and refinance markets. As initial home purchasing and refinancing activity subsided, this income diminished. Economic conditions in the real estate markets, which have been weak in the past, can have a substantial effect upon banks and thrifts because they generally have a portion of their assets invested in loans secured by real estate. Banks, thrifts and their holding companies are subject to extensive federal regulation and, when such institutions are state-chartered, to state regulation as well. Such regulations impose strict capital requirements and limitations on the nature and extent of business activities that banks and thrifts may pursue. Furthermore, bank regulators have a wide range of discretion in connection with their supervisory and enforcement authority and may substantially restrict the permissible activities of a particular institution if deemed to pose significant risks to the soundness of such institution or the safety of the federal deposit insurance fund. Regulatory actions, such as increases in the minimum capital requirements applicable to banks and thrifts and increases in deposit insurance premiums required to be paid by banks and thrifts to the Federal Deposit Insurance Corporation ("FDIC"), can negatively impact earnings and the ability of a company to pay dividends. Neither federal insurance of deposits nor governmental regulations, however, insures the solvency or profitability of banks or their holding companies, or insures against any risk of investment in the securities issued by such institutions.

The statutory requirements applicable to and regulatory supervision of banks, thrifts and their holding companies have increased significantly and have undergone substantial change in recent years. To a great extent, these changes are embodied in the Financial Institutions Reform, Recovery and Enforcement Act; enacted in August 1989, the Federal Deposit Insurance Corporation Improvement Act of 1991, the Resolution Trust Corporation Refinancing, Restructuring, and Improvement Act of 1991 and the regulations promulgated under these laws. Many of the regulations promulgated pursuant to these laws have only recently been finalized and their impact on the business, financial condition and prospects of the Securities in a Trust's portfolio cannot be predicted with certainty. The recently enacted Gramm-Leach-Bliley Act repealed most of the barriers set up by the 1933 Glass-Steagall Act which separated the banking, insurance and securities industries. Now banks, insurance companies and securities firms can merge to form one-stop financial conglomerates marketing a wide range of financial service products to investors. This legislation will likely result in increased merger activity and heightened competition among existing and new participants in the field. Efforts to expand the ability of federal thrifts to branch on an interstate basis have been initially successful through promulgation of regulations, and legislation to liberalize interstate banking has recently been signed into law. Under the legislation, banks will be able to purchase or establish subsidiary banks in any state, one year after the legislation's enactment. Since mid-1997, banks have been allowed to turn existing banks into branches. Consolidation is likely to continue. The Securities and Exchange Commission and the Financial Accounting Standards Board require the expanded use of market value accounting by banks and have imposed rules requiring market accounting for investment securities held in trading accounts or available for sale. Adoption of additional such rules may result in increased volatility in the reported health of the industry, and mandated regulatory intervention to correct such problems. Additional legislative and regulatory changes may be forthcoming. For example, the bank regulatory authorities have proposed substantial changes to the Community Reinvestment Act and fair lending laws, rules and regulations, and there can be no certainty as to the effect, if any, that such changes would have on the Securities in a Trust's portfolio. In addition, from time to time the deposit insurance system is reviewed by Congress and federal regulators, and proposed reforms of that system could, among other things, further restrict the ways in which deposited moneys can be used by banks or reduce the dollar amount or number of deposits insured for any depositor. Such reforms could reduce profitability as investment opportunities available to bank institutions become more limited and as consumers look for savings vehicles other than bank deposits. Banks and thrifts face significant competition from other financial institutions such as mutual funds, credit unions, mortgage banking companies and insurance companies, and increased competition may result from legislative broadening of regional and national interstate banking powers as has been recently enacted. Among other benefits, the legislation allows banks and bank holding companies to acquire across previously prohibited state lines and to consolidate their various bank subsidiaries into one unit. The Sponsor makes no prediction as to what, if any, manner of bank and thrift regulatory actions might ultimately be adopted or what ultimate effect such actions might have on a Trust's portfolio.

The Federal Bank Holding Company Act of 1956 generally prohibits a bank holding company from (1) acquiring, directly or indirectly, more than 5% of the outstanding shares of any class of voting securities of a bank or bank holding company, (2) acquiring control of a bank or another bank holding company, (3) acquiring all or substantially all the assets of a bank, or (4) merging or consolidating with another bank holding company, without first obtaining Federal Reserve Board ("FRB") approval. In considering an application with respect to any such transaction, the FRB is required to consider a variety of factors, including the potential anti-competitive effects of the transaction, the financial condition and future prospects of the combining and resulting institutions, the managerial resources of the resulting institution, the convenience and needs of the communities the combined organization would serve, the record of performance of each combining organization under the Community Reinvestment Act and the Equal Credit Opportunity Act, and the prospective availability to the FRB of information appropriate to determine ongoing regulatory compliance with applicable banking laws. In addition, the federal Change In Bank Control Act and various state laws impose limitations on the ability of one or more individuals or other entities to acquire control of banks or bank holding companies.

The FRB has issued a policy statement on the payment of cash dividends by bank holding companies. In the policy statement, the FRB expressed its view that a bank holding company experiencing earnings weaknesses should not pay cash dividends which exceed its net income or which could only be funded in ways that would weaken its financial health, such as by borrowing. The FRB also may impose limitations on the payment of dividends as a condition to its approval of certain applications, including applications for approval of mergers and acquisitions. The Sponsor makes no prediction as to the effect, if any, such laws will have on the Securities or whether such approvals, if necessary, will be obtained.

Companies involved in the insurance industry are engaged in underwriting, reinsuring, selling, distributing or placing of property and casualty, life or health insurance. Other growth areas within the insurance industry include brokerage, reciprocals, claims processors and multiline insurance companies. Insurance company profits are affected by interest rate levels, general economic conditions, and price and marketing competition. Property and casualty insurance profits may also be affected by weather catastrophes and other disasters. Life and health insurance profits may be affected by mortality and morbidity rates. Individual companies may be exposed to material risks including reserve inadequacy and the inability to collect from reinsurance carriers. Insurance companies are subject to extensive governmental regulation, including the imposition of maximum rate levels, which may not be adequate for some lines of business. Proposed or potential tax law changes may also adversely affect insurance companies' policy sales, tax obligations, and profitability. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.

In addition to the normal risks of business, companies involved in the insurance industry are subject to significant risk factors, including those applicable to regulated insurance companies, such as: (i) the inherent uncertainty in the process of establishing property-liability loss reserves, particularly reserves for the cost of environmental, asbestos and mass tort claims, and the fact that ultimate losses could materially exceed established loss reserves which could have a material adverse effect on results of operations and financial condition; (ii) the fact that insurance companies have experienced, and can be expected in the future to experience, catastrophe losses which could have a material adverse impact on their financial condition, results of operations and cash flow; (iii) the inherent uncertainty in the process of establishing property-liability loss reserves due to changes in loss payment patterns caused by new claims settlement practices; (iv) the need for insurance companies and their subsidiaries to maintain appropriate levels of statutory capital and surplus, particularly in light of continuing scrutiny by rating organizations and state insurance regulatory authorities, and in order to maintain acceptable financial strength or claims-paying ability rating; (v) the extensive regulation and supervision to which insurance companies' subsidiaries are subject, various regulatory initiatives that may affect insurance companies, and regulatory and other legal actions; (vi) the adverse impact that increases in interest rates could have on the value of an insurance company's investment portfolio and on the attractiveness of certain of its products; (vii) the need to adjust the effective duration of the assets and liabilities of life insurance operations in order to meet the anticipated cash flow requirements of its policyholder obligations; and
(viii) the uncertainty involved in estimating the availability of reinsurance and the collectibility of reinsurance recoverables.

The state insurance regulatory framework has, during recent years, come under increased federal scrutiny, and certain state legislatures have considered or enacted laws that alter and, in many cases, increase state authority to regulate insurance companies and insurance holding company systems. Further, the National Association of Insurance Commissioners ("NAIC") and state insurance regulators are re-examining existing laws and regulations, specifically focusing on insurance companies, interpretations of existing laws and the development of new laws. In addition, Congress and certain federal agencies have investigated the condition of the insurance industry in the United States to determine whether to promulgate additional federal regulation. The Sponsor is unable to predict whether any state or federal legislation will be enacted to change the nature or scope of regulation of the insurance industry, or what effect, if any, such legislation would have on the industry.

All insurance companies are subject to state laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain investment categories. Failure to comply with these laws and regulations would cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture.

Environmental pollution clean-up is the subject of both federal and state regulation. By some estimates, there are thousands of potential waste sites subject to clean up. The insurance industry is involved in extensive litigation regarding coverage issues. The Comprehensive Environmental Response Compensation and Liability Act of 1980 ("Superfund") and comparable state statutes ("mini-Superfund") govern the clean-up and restoration by "Potentially Responsible Parties" ("PRP's"). Superfund and the mini-Superfunds ("Environmental Clean-up Laws or "ECLs") establish a mechanism to pay for clean-up of waste sites if PRP's fail to do so, and to assign liability to PRP's. The extent of liability to be allocated to a PRP is dependent on a variety of factors. The extent of clean-up necessary and the assignment of liability has not been fully established. The insurance industry is disputing many such claims. Key coverage issues include whether Superfund response costs are considered damages under the policies, when and how coverage is triggered, applicability of pollution exclusions, the potential for joint and several liability and definition of an occurrence. Similar coverage issues exist for clean up and waste sites not covered under Superfund. To date, courts have been inconsistent in their rulings on these issues. An insurer's exposure to liability with regard to its insureds which have been, or may be, named as PRPs is uncertain. Superfund reform proposals have been introduced in Congress, but none have been enacted. There can be no assurance that any Superfund reform legislation will be enacted or that any such legislation will provide for a fair, effective and cost-efficient system for settlement of Superfund related claims.

While current federal income tax law permits the tax-deferred accumulation of earnings on the premiums paid by an annuity owner and holders of certain savings-oriented life insurance products, no assurance can be given that future tax law will continue to allow such tax deferrals. If such deferrals were not allowed, consumer demand for the affected products would be substantially reduced. In addition, proposals to lower the federal income tax rates through a form of flat tax or otherwise could have, if enacted, a negative impact on the demand for such products.

Companies engaged in investment banking/brokerage and investment management include brokerage firms, broker/dealers, investment banks, finance companies and mutual fund companies. Earnings and share prices of companies in this industry are quite volatile, and often exceed the volatility levels of the market as a whole. Recently, ongoing consolidation in the industry and the strong stock market has benefited stocks which investors believe will benefit from greater investor and issuer activity. Major determinants of future earnings of these companies are the direction of the stock market, investor confidence, equity transaction volume, the level and direction of long-term and short-term interest rates, and the outlook for emerging markets. Negative trends in any of these earnings determinants could have a serious adverse effect on the financial stability, as well as the stock prices, of these companies. Furthermore, there can be no assurance that the issuers of the Securities included in the Trusts will be able to respond in a timely manner to compete in the rapidly developing marketplace. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.

Healthcare. An investment in Units of The Key 3 Portfolios should be made with an understanding of the problems and risks inherent in the healthcare sector in general.

Companies involved in advanced medical devices and instruments, drugs and biotech, healthcare/managed care, hospital management/health services and medical supplies have potential risks unique to their sector of the healthcare field. These companies are subject to governmental regulation of their products and services, a factor which could have a significant and possibly unfavorable effect on the price and availability of such products or services. Furthermore, such companies face the risk of increasing competition from new products or services, generic drug sales, the termination of patent protection for drug or medical supply products and the risk that technological advances will render their products obsolete. The research and development costs of bringing a drug to market are substantial, and include lengthy governmental review processes with no guarantee that the product will ever come to market. Many of these companies may have losses and may not offer certain products for several years. Such companies may also have persistent losses during a new product's transition from development to production, and revenue patterns may be erratic. In addition, healthcare facility operators may be affected by events and conditions including among other things, demand for services, the ability of the facility to provide the services required, physicians' confidence in the facility, management capabilities, competition with other hospitals, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, government regulation, the cost and possible unavailability of malpractice insurance and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third party payor programs.

As the population of the United States ages, the companies involved in the healthcare field will continue to search for and develop new drugs, medical products and medical services through advanced technologies and diagnostics. On a worldwide basis, such companies are involved in the development and distributions of drugs, vaccines, medical products and medical services. These activities may make the healthcare and medical services sector very attractive for investors seeking the potential for growth in their investment portfolio. However, there are no assurances that the Trusts' objectives will be met.

Legislative proposals concerning healthcare are proposed in Congress from time to time. These proposals span a wide range of topics, including cost and price controls (which might include a freeze on the prices of prescription drugs), national health insurance, incentives for competition in the provision of healthcare services, tax incentives and penalties related to healthcare insurance premiums and promotion of pre-paid healthcare plans. The Sponsor is unable to predict the effect of any of these proposals, if enacted, on the issuers of Securities in the Trusts.

REITs. An investment in Units of the REIT Growth & Income Portfolio should be made with an understanding of risks inherent in an investment in REITs specifically and real estate generally (in addition to securities market risks). Generally, these include economic recession, the cyclical nature of real estate markets, competitive overbuilding, unusually adverse weather conditions, changing demographics, changes in governmental regulations (including tax laws and environmental, building, zoning and sales regulations), increases in real estate taxes or costs of material and labor, the inability to secure performance guarantees or insurance as required, the unavailability of investment capital and the inability to obtain construction financing or mortgage loans at rates acceptable to builders and purchasers of real estate. Additional risks include an inability to reduce expenditures associated with a property (such as mortgage payments and property taxes) when rental revenue declines, and possible loss upon foreclosure of mortgaged properties if mortgage payments are not paid when due.

REITs are financial vehicles that have as their objective the pooling of capital from a number of investors in order to participate directly in real estate ownership or financing. REITs are generally fully integrated operating companies that have interests in income-producing real estate. Equity REITs emphasize direct property investment, holding their invested assets primarily in the ownership of real estate or other equity interests. REITs obtain capital funds for investment in underlying real estate assets by selling debt or equity securities in the public or institutional capital markets or by bank borrowing. Thus, the returns on common equities of the REITs in which the Trust invests will be significantly affected by changes in costs of capital and, particularly in the case of highly "leveraged" REITs (i.e., those with large amounts of borrowings outstanding), by changes in the level of interest rates. The objective of an equity REIT is to purchase income-producing real estate properties in order to generate high levels of cash flow from rental income and a gradual asset appreciation, and they typically invest in properties such as office, retail, industrial, hotel and apartment buildings and healthcare facilities.

REITs are a creation of the tax law. REITs essentially operate as a corporation or business trust with the advantage of exemption from corporate income taxes provided the REIT satisfies the requirements of Sections 856 through 860 of the Internal Revenue Code. The major tests for tax-qualified status are that the REIT (i) be managed by one or more trustees or directors, (ii) issue shares of transferable interest to its owners, (iii) have at least 100 shareholders, (iv) have no more than 50% of the shares held by five or fewer individuals, (v) invest substantially all of its capital in real estate related assets and derive substantially all of its gross income from real estate related assets and (vi) distributed at least 95% of its taxable income to its shareholders each year. If any REIT in the Trust's portfolio should fail to qualify for such tax status, the related shareholders (including the Trust) could be adversely affected by the resulting tax consequences.

The underlying value of the Securities and the Trust's ability to make distributions to Unit holders may be adversely affected by changes in national economic conditions, changes in local market conditions due to changes in general or local economic conditions and neighborhood characteristics, increased competition from other properties, obsolescence of property, changes in the availability, cost and terms of mortgage funds, the impact of present or future environmental legislation and compliance with environmental laws, the ongoing need for capital improvements, particularly in older properties, changes in real estate tax rates and other operating expenses, regulatory and economic impediments to raising rents, adverse changes in governmental rules and fiscal policies, dependency on management skill, civil unrest, acts of God, including earthquakes and other natural disasters (which may result in uninsured losses), acts of war, adverse changes in zoning laws, and other factors which are beyond the control of the issuers of the REITs in a Trust. The value of the REITs may at times be particularly sensitive to devaluation in the event of rising interest rates.

REITs may concentrate investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes and office buildings. The impact of economic conditions on REITs can also be expected to vary with geographic location and property type. Investors should be aware the REITs may not be diversified and are subject to the risks of financing projects. REITs are also subject to defaults by borrowers, self-liquidation, the market's perception of the REIT industry generally, and the possibility of failing to qualify for pass-through of income under the Internal Revenue Code, and to maintain exemption from the Investment Company Act of 1940. A default by a borrower or lessee may cause the REIT to experience delays in enforcing its right as mortgagee or lessor and to incur significant costs related to protecting its investments. In addition, because real estate generally is subject to real property taxes, the REITs in the Trust may be adversely affected by increases or decreases in property tax rates and assessments or reassessments of the properties underlying the REITs by taxing authorities. Furthermore, because real estate is relatively illiquid, the ability of REITs to vary their portfolios in response to changes in economic and other conditions may be limited and may adversely affect the value of the Units. There can be no assurance that any REIT will be able to dispose of its underlying real estate assets when advantageous or necessary.

The issuer of REITs generally maintains comprehensive insurance on presently owned and subsequently acquired real property assets, including liability, fire and extended coverage. However, certain types of losses may be uninsurable or not be economically insurable as to which the underlying properties are at risk in their particular locales. There can be no assurance that insurance coverage will be sufficient to pay the full current market value or current replacement cost of any lost investment. Various factors might make it impracticable to use insurance proceeds to replace a facility after it has been damaged or destroyed. Under such circumstances, the insurance proceeds received by a REIT might not be adequate to restore its economic position with respect to such property.

Under various environmental laws, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability whether or not the owner or operator caused or knew of the presence of such hazardous or toxic substances and whether or not the storage of such substances was in violation of a tenant's lease. In addition, the presence of hazardous or toxic substances, or the failure to remediate such property properly, may adversely affect the owner's ability to borrow using such real property as collateral. No assurance can be given that one or more of the REITs in the Trust may not be presently liable or potentially liable for any such costs in connection with real estate assets they presently own or subsequently acquire while such REITs are held in the Trust.

Technology. An investment in Units of The Key 3 Portfolios and the Technology Portfolios should be made with an understanding of the characteristics of the problems and risks such an investment may entail. Technology companies generally include companies involved in the development, design, manufacture and sale of computers and peripherals, software and services, data networking/communications equipment, internet access/information providers, semiconductors and semiconductor equipment and other related products, systems and services. The market for these products, especially those specifically related to the Internet, is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse affect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Securities will be able to respond in a timely manner to compete in the rapidly developing marketplace.

Based on trading history of common stock, factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of high-technology common stocks to fluctuate substantially. In addition, technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of the Securities and therefore the ability of a Unit holder to redeem Units at a price equal to or greater than the original price paid for such Units.

Some key components of certain products of technology issuers are currently available only from single sources. There can be no assurance that in the future suppliers will be able to meet the demand for components in a timely and cost effective manner. Accordingly, an issuer's operating results and customer relationships could be adversely affected by either an increase in price for, or an interruption or reduction in supply of, any key components. Additionally, many technology issuers are characterized by a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous industry standards. Any failure to comply with such standards may result in a significant loss or reduction of sales. Because many products and technologies of technology companies are incorporated into other related products, such companies are often highly dependent on the performance of the personal computer, electronics and telecommunications industries. There can be no assurance that these customers will place additional orders, or that an issuer of Securities will obtain orders of similar magnitude as past orders from other customers. Similarly, the success of certain technology companies is tied to a relatively small concentration of products or technologies. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of the Securities.

Many technology companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of the Securities to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such issuers' technology. In addition, due to the increasing public use of the Internet, it is possible that other laws and regulations may be adopted to address issues such as privacy, pricing, characteristics, and quality of Internet products and services. The adoption of any such laws could have a material adverse impact on the Securities in the Trusts.

Portfolios

   Equity Securities Selected for Communications Portfolio, Series 11

The Communications Portfolio, Series 11 contains common stocks of the following companies:


Communications Services-Domestic
________________________________

ALLTEL Corporation, headquartered in Little Rock, Arkansas, an information technology company, provides wireline and wireless communications and information services, including local, long distance, network access and Internet services, and information processing services.

AOL Time Warner Inc., headquartered in Dulles, Virginia, provides online services to consumers in the United States, Canada, Europe and Japan offering subscribers a wide variety of services, including electronic mail, conferencing, news, sports, Internet access, entertainment, weather, stock quotes, software, computing support and online classes. The company also publishes and distributes magazines and books; produces and distributes recorded music, motion pictures and television programming; owns and operates retail stores; owns and administers music copyrights; and operates cable TV systems.

BellSouth Corporation, headquartered in Atlanta, Georgia, is a communications company serving customers in 20 countries. The company provides wireline network access services for voice, digital and data, cable and digital TV and advertising services, web design and hosting and Internet access and wireless communications.

CenturyTel, Inc., headquartered in Monroe, Louisiana, is a regional diversified communications company engaged primarily in providing local exchange telephone services and wireless telephone communications services.

Comcast Corporation (Class A Special), headquartered in Philadelphia, Pennsylvania, operates cable television systems in the United States and the United Kingdom; develops and operates cellular telephone systems in Pennsylvania, Delaware and New Jersey; and provides electronic retailing services.

SBC Communications Inc., headquartered in San Antonio, Texas, provides landline and wireless telecommunications services and equipment, directory advertising, publishing and cable television services.

Verizon Communications Inc., headquartered in New York, New York, provides wireline voice and data services, wireless services, Internet service and published directory information. The company also provides network services for the federal government including business phone lines, data services, telecommunications equipment and pay phones. The company operates worldwide.

Communications Services-Foreign
_______________________________

Compania de Telecomunicaciones de Chile S.A. (Telefonica CTC Chile)
(ADR), headquartered in Santiago, Chile, provides local and long distance communications services throughout Chile and is also involved in equipment marketing, cable television, and Internet access.

Telefonica, S.A. (ADR), headquartered in Madrid, Spain, is the exclusive supplier of voice telephone services in Spain under a contract with the Spanish State. The company also provides telecommunications services in Argentina, Brazil, El Salvador, Peru, Portugal, Puerto Rico, the United States and Venezuela.

Telefonos de Mexico S.A. de CV (Telmex) (ADR), headquartered in Mexico City, Mexico, is a provider of telecommunication services to users of domestic and international telephone services in Mexico.

Communications Equipment
________________________

Cisco Systems, Inc., headquartered in San Jose, California, provides networking solutions that connect computing devices and computer networks. The company offers various products to utilities, corporations, universities, governments and small to medium businesses worldwide.

Scientific-Atlanta, Inc., headquartered in Lawrenceville, Georgia, produces video, voice and data communications products. Products connect information generators with information users via broadband terrestrial and satellite networks and include applications for the converging cable, telephone, and data networks.

Tellabs, Inc., headquartered in Naperville, Illinois, makes and services voice, data and video transport and network access systems used by public telephone companies, long-distance carriers, alternate service providers, cellular providers, cable operators, government agencies, utilities and business end-users.

Wireless Communications
_______________________

AT&T Wireless Services Inc., headquartered in Redmond, Washington, is one of the largest wireless service providers in the United States. The company is a provider of wireless voice and data services using time division multiple access (TDMA), analog and cellular digital packet data
(CDPD) technologies.

Comverse Technology, Inc., headquartered in Woodbury, New York, makes and sells computer and telecommunications systems for multimedia communications and information processing applications, which are used by telephone network operators, government agencies, call centers, financial institutions and other public and commercial organizations worldwide.

NTT DoCoMo, Inc. (ADR), headquartered in Tokyo, Japan, provides various types of telecommunications services including cellular phone, personal handyphone system (PHS), paging, and other telephone, satellite mobile communication and wireless Private Branch Exchange (PBX) system services. The company also sells cellular phones, car phones and pagers.

Nokia Oyj (ADR), headquartered in Espoo, Finland, supplies telecommunications systems and equipment, including mobile phones, battery chargers for mobile phones, computer monitors, multimedia network terminals and satellite receivers. The company provides its products and services worldwide.

QUALCOMM Inc., headquartered in San Diego, California, designs, develops, makes, sells, licenses and operates advanced communications systems and products based on proprietary digital wireless technology. The company's products include "CDMA" integrated circuits, wireless phones and infrastructure products, transportation management information systems and ground stations, and phones for the low-earth-orbit satellite communications system.

Telephone and Data Systems, Inc., headquartered in Chicago, Illinois, is a diversified telecommunications services company with cellular telephone and telephone operations.

Vodafone Group Plc (ADR), headquartered in Newbury, Berkshire, England, provides mobile telecommunication services, supplying its customers with digital and analog cellular telephone, paging and personal communications services. The company offers its services in many countries, including Australia, Egypt, Fiji, France, Germany, Greece, Malta, the Netherlands, New Zealand, South Africa, Sweden, Uganda and the United States.


       Equity Securities Selected for Energy Portfolio, Series 12

The Energy Portfolio, Series 12 contains common stocks of the following companies:


Coal
____

Peabody Energy Corporation, headquartered in St. Louis, Missouri, mines and markets predominantly low-sulphur coal, primarily for use by electric utilities. The company also trades coal and emission allowances.

Oil & Gas-Drilling
__________________

GlobalSantaFe Corporation, headquartered in Houston, Texas, conducts international offshore and land contract drilling. The company also provides drilling related services to the petroleum industry worldwide, including third-party rig operations, incentive drilling, and project management services.

Nabors Industries, Ltd., headquartered in Houston, Texas, operates one of the largest land oil and gas drilling contract businesses in the world. The company also provides a number of ancillary well-site services and makes top drives for a broad range of drilling rig applications and rig instrumentation equipment to monitor rig performance.

Noble Corporation, headquartered in Sugar Land, Texas, provides diversified services for the oil and gas industry through its contract drilling services located in markets worldwide. The company also provides labor contract drilling services, well site and project management services, and engineering services.

Precision Drilling Corporation, headquartered in Calgary, Alberta, Canada, is an integrated oilfield drilling and energy service company with operations worldwide.

Oil & Gas-Exploration & Production
__________________________________

Anadarko Petroleum Corporation, headquartered in Houston, Texas, explores for, develops, produces and markets natural gas, crude oil, condensate and natural gas liquids, both domestically and internationally. The company also participates in overseas exploration joint ventures.

Apache Corporation, headquartered in Houston, Texas, is an independent energy company that explores for, develops, and produces natural gas, crude oil and natural gas liquids.

Canadian Natural Resources Ltd., headquartered in Calgary, Alberta, Canada, acquires, explores for, develops and produces natural gas, crude oil and related products. The company operates in the Canadian provinces of Alberta, northeastern British Columbia and Saskatchewan.

Devon Energy Corporation, headquartered in Oklahoma City, Oklahoma, including its subsidiaries, is an energy company engaged primarily in oil and gas exploration, development and production and in the acquisition of producing properties.

Newfield Exploration Company, headquartered in Houston, Texas, explores for, develops and acquires oil and natural gas properties located principally in the Gulf of Mexico.

Stone Energy Corporation, headquartered in Lafayette, Louisiana, is an independent oil and gas company engaged in the acquisition, exploration, development and operation of oil and gas properties located onshore and in the shallow waters of offshore Louisiana.

XTO Energy, Inc., headquartered in Fort Worth, Texas, acquires, exploits and develops producing oil and gas properties, with operations in Texas, Kansas, New Mexico, Oklahoma and Wyoming. The company also owns and operates a gas gathering system in Oklahoma.

Oil-Field Services
__________________

BJ Services Company, headquartered in Houston, Texas, is a provider of pressure pumping and other oilfield services serving the worldwide petroleum industry.

Tidewater Inc., headquartered in New Orleans, Louisiana, provides offshore supply vessels and marine support services to the offshore energy exploration, development and production industry. The company tows and anchor-handles mobile drilling rigs and equipment, transports supplies and personnel, and supports pipelaying and other offshore construction activities.

Weatherford International, Ltd., headquartered in Houston, Texas, is a provider of equipment and services used for the drilling, completion and production of oil and natural gas wells.

Oil-Integrated
______________

ChevronTexaco Corporation, headquartered in San Francisco, California, is engaged in fully integrated petroleum operations, chemicals operations, and coal mining through subsidiaries and affiliates worldwide. The company markets its petroleum products under brand names such as "Chevron," "Texaco," "Caltex," "Havoline" and "Delo." The company is also developing businesses in the areas of e-commerce and technology.

Conoco Inc., headquartered in Houston, Texas, is principally engaged in exploring for, and developing, producing and selling crude oil, natural gas and natural gas liquids, refining of crude oil and other feedstocks into petroleum products, and transporting and distributing petroleum products.

ENI SpA (ADR), headquartered in Rome, Italy, operates in the oil and natural gas, petrochemicals, and oil field services industries. The company is currently also expanding into power generation.

EnCana Corp., headquartered in Calgary, Alberta, Canada, is a North American energy company engaged in the exploration, development, production and marketing of natural gas, crude oil and natural gas liquids.

Exxon Mobil Corporation, headquartered in Irving, Texas, explores for, produces, transports and sells crude oil and natural gas petroleum products. The company also explores for and mines coal and other minerals properties; makes and sells petrochemicals; and owns interests in electrical power generation facilities.

Marathon Oil Corporation, headquartered in Houston, Texas, explores for, produces, refines, distributes and markets crude oil, natural gas and petroleum products.

Petro-Canada, headquartered in Calgary, Alberta, Canada, is a Canadian oil, gas and petroleum company. The company explores for, develops, produces and markets crude oil, natural gas and natural gas liquids. The company also refines, distributes and markets petroleum products and related goods and services.

Royal Dutch Petroleum Company, headquartered in The Hague, the
Netherlands, produces crude oil, natural gas, chemicals, coal and metals worldwide; and it provides integrated petroleum services in the United States.

TotalFinaElf S.A. (ADR), headquartered in Courbevoie, France, is an international integrated oil and gas and specialty chemical company with operations in 80 countries. The company engages in all areas of the petroleum industry, from exploration and production to refining and shipping.

Oil-Refining & Marketing
________________________

Valero Energy Corporation, headquartered in San Antonio, Texas, is engaged in the production, transportation and marketing of environmentally clean fuels and products.


   Equity Securities Selected for Financial Services Select Portfolio,
        Series 13 and Financial Services Portfolio, Series 13

Both the Financial Services Select Portfolio, Series 13 and the
Financial Services Portfolio, Series 13 contain common stocks of the following companies:


Banks & Thrifts
_______________

Bank of America Corporation, headquartered in Charlotte, North Carolina, is the holding company for Bank of America and NationsBank and conducts a general banking business in the United States and overseas.

The Bank of New York Company, Inc., headquartered in New York, New York, through subsidiaries, conducts a general banking business through numerous offices in New York, Connecticut and New Jersey as well as various international offices. The company provides cash management services, investment management, securities servicing and equipment leasing.

Charter One Financial, Inc., headquartered in Cleveland, Ohio, through wholly-owned Charter One Bank, F.S.B., operates a banking business through numerous full-service banking offices in Ohio, Massachusetts, Michigan, New York and Vermont. The company also operates loan production offices in several states.

Comerica Incorporated, headquartered in Detroit, Michigan, conducts a general commercial banking business primarily in four states. Business conducted includes corporate, consumer and private banking, institutional trust and investment management, international finance and trade services.

Commerce Bancshares, Inc., headquartered in Kansas City, Missouri, conducts a banking business in three states; underwrites credit life and credit accident and health insurance; sells property and casualty insurance, and provides mortgage banking and real estate services.

FleetBoston Financial Corporation, headquartered in Boston,
Massachusetts, conducts a general commercial banking and trust business through a network of branch offices, ATMs and telephone banking centers. The company also provides other activities related to banking and finance.

SunTrust Banks, Inc., headquartered in Atlanta, Georgia, through subsidiaries, operates a banking business, based in the southeastern United States. The company's primary businesses include traditional deposit and credit services as well as trust and investment services.

Washington Mutual, Inc., headquartered in Seattle, Washington, through subsidiaries, provides financial services to individuals and small to mid-sized businesses, including accepting deposits from the general public and making residential and other loans. The company's operations are conducted through offices throughout the United States.

Wells Fargo & Company, headquartered in San Francisco, California, operates a general banking business in a number of states and operates mortgage banking offices throughout the United States. The company also provides consumer finance services throughout the United States and in Canada, the Caribbean, Central America and Guam; and offers various other financial services.

Financial Services
__________________

Capital One Financial Corporation, headquartered in Falls Church,
Virginia, is a holding company whose principal subsidiaries, Capital One Bank and Capital One, F.S.B., offer consumer lending products.

Citigroup Inc., headquartered in New York, New York, operates the largest financial services company in the United States. The company offers consumer, investment and private banking, life insurance, property and casualty insurance and consumer finance products.

Fannie Mae, headquartered in Washington, D.C., provides ongoing assistance to the secondary market for residential mortgages by providing liquidity for residential mortgage investments, thereby improving the distribution of investment capital available for such mortgage financing.

Freddie Mac, headquartered in McLean, Virginia, was chartered by Congress in 1970 to create a continuous flow of funds to mortgage lenders in support of home ownership and rental housing. The company purchases first lien, conventional and residential mortgages, including both whole loans and participation interests in such mortgages.

Household International, Inc., headquartered in Prospect Heights,
Illinois, through subsidiaries, provides consumer financial services, primarily offering consumer lending products to middle market consumers in the United States, Canada and the United Kingdom.

MBNA Corporation, headquartered in Wilmington, Delaware, is the holding company for MBNA America Bank, N.A. The company issues bank credit cards marketed primarily to members of associations and customers of financial institutions. The company also makes other consumer loans, and offers insurance and deposit products.

Insurance
_________

AFLAC Incorporated, headquartered in Columbus, Georgia, writes supplemental health insurance, mainly limited to reimbursement for medical, non-medical and surgical expenses of cancer. The company also sells individual and group life, and accident and health insurance.

The Allstate Corporation, headquartered in Northbrook, Illinois, through subsidiaries, writes property-liability insurance, primarily private passenger automobile and homeowners policies. The company also offers life insurance, annuity and group pension products.

Ambac Financial Group, Inc., headquartered in New York, New York, is a holding company whose subsidiaries provide financial guarantee products and other financial services to clients in both the public and private sectors worldwide. Through its principal operating subsidiary, Ambac Assurance Corporation, the company insures municipal and structured financial obligations. The company also provides investment agreements, interest rate swaps, and investment advisory and cash management services, primarily to states, municipalities and their authorities.

American International Group, Inc., headquartered in New York, New York, through subsidiaries, provides a broad range of insurance and insurance-related activities and financial services in the United States and abroad. The company writes property and casualty and life insurance, and also provides financial services.

MetLife, Inc., headquartered in New York, New York, provides insurance and financial services to a range of individual and institutional customers. The company provides individual insurance and retirement annuities and investment products; as well as group insurance and retirement and savings products and services. The company has operations in the United States and other countries in the Asia-Pacific region, Latin America and Europe.

The Principal Financial Group, Inc., headquartered in Des Moines, Iowa, is diversified family of insurance and financial services companies. The company provides retirement savings as well as investment and insurance products and services worldwide. The company also offers individual life and disability insurance, group life and health insurance, and residential mortgage loan origination and servicing in the United States.

Radian Group Inc., headquartered in Philadelphia, Pennsylvania, through its wholly-owned subsidiaries, Radian Guaranty Inc. and Amerin Guaranty Corporation, provides private mortgage insurance coverage in the United States on residential mortgage loans.

Investment Services
___________________

Eaton Vance Corp., headquartered in Boston, Massachusetts, through subsidiaries, creates, markets and manages mutual funds. The company also provides management and counseling services to individual and institutional clients.

The Goldman Sachs Group, Inc., headquartered in New York, New York, is a global investment banking and securities firm specializing in investment banking, trading and principal investments, and asset management and securities services. The company's clients include corporations, financial institutions, government and high net-worth individuals.

Investment Technology Group, Inc., headquartered in New York, New York, provides equity trading services and transaction research to institutional investors and brokers in the United States, Australia, Canada and Europe.

Legg Mason, Inc., headquartered in Baltimore, Maryland, through its wholly-owned subsidiaries, provides securities brokerage, investment advisory, investment banking and commercial mortgage and banking services. The company serves individuals, institutions, municipalities and corporations in the United States and around the world.

Lehman Brothers Holdings Inc., headquartered in New York, New York, through wholly-owned Lehman Brothers Inc., provides securities underwriting, financial advisory and investment and merchant banking services, securities and commodities trading as principal and agent, and asset management to institutional, corporate, government and high-net-worth individual clients throughout the United States and the world.

Merrill Lynch & Co., Inc., headquartered in New York, New York, through subsidiaries, provides a variety of financial and investment services through offices around the world. The company serves individual and institutional clients with a range of financial services, including personal financial planning, trading and brokering, banking and lending, and insurance.

Morgan Stanley, headquartered in New York, New York, provides a broad range of nationally-marketed credit and investment products, with a principal focus on individual customers. The company provides investment banking, transaction processing, private-label credit card and various other investment advisory services under the brand name "Morgan Stanley."

Raymond James Financial, Inc., headquartered in St. Petersburg, Florida, is a holding company that, through its subsidiaries, is engaged in the securities brokerage business, including the underwriting, distribution, trading and brokerage of equity and debt securities and the sale of other investment products.


   Equity Securities Selected for The Key 3 Select Portfolio, Series 3
                    and The Key 3 Portfolio, Series 3

Both The Key 3 Select Portfolio, Series 3 and The Key 3 Portfolio, Series 3 contain common stocks of the following companies:


Financial Services
__________________

Bank of America Corporation, headquartered in Charlotte, North Carolina, is the holding company for Bank of America and NationsBank and conducts a general banking business in the United States and overseas.

Citigroup Inc., headquartered in New York, New York, operates the largest financial services company in the United States. The company offers consumer, investment and private banking, life insurance, property and casualty insurance and consumer finance products.

Fannie Mae, headquartered in Washington, D.C., provides ongoing assistance to the secondary market for residential mortgages by providing liquidity for residential mortgage investments, thereby improving the distribution of investment capital available for such mortgage financing.

Household International, Inc., headquartered in Prospect Heights,
Illinois, through subsidiaries, provides consumer financial services, primarily offering consumer lending products to middle market consumers in the United States, Canada and the United Kingdom.

Investment Technology Group, Inc., headquartered in New York, New York, provides equity trading services and transaction research to institutional investors and brokers in the United States, Australia, Canada and Europe.

Lehman Brothers Holdings Inc., headquartered in New York, New York, through wholly-owned Lehman Brothers Inc., provides securities underwriting, financial advisory and investment and merchant banking services, securities and commodities trading as principal and agent, and asset management to institutional, corporate, government and high-net-worth individual clients throughout the United States and the world.

Morgan Stanley, headquartered in New York, New York, provides a broad range of nationally-marketed credit and investment products, with a principal focus on individual customers. The company provides investment banking, transaction processing, private-label credit card and various other investment advisory services under the brand name "Morgan Stanley."

Radian Group Inc., headquartered in Philadelphia, Pennsylvania, through its wholly-owned subsidiaries, Radian Guaranty Inc. and Amerin Guaranty Corporation, provides private mortgage insurance coverage in the United States on residential mortgage loans.

SunTrust Banks, Inc., headquartered in Atlanta, Georgia, through subsidiaries, operates a banking business, based in the southeastern United States. The company's primary businesses include traditional deposit and credit services as well as trust and investment services.

Washington Mutual, Inc., headquartered in Seattle, Washington, through subsidiaries, provides financial services to individuals and small to mid-sized businesses, including accepting deposits from the general public and making residential and other loans. The company's operations are conducted through offices throughout the United States.

Healthcare
__________

Andrx Group, headquartered in Fort Lauderdale, Florida, formulates and commercializes controlled-release oral pharmaceuticals utilizing its proprietary drug delivery technologies to improve drug therapy. The company also develops generic versions of selected high sales volume controlled-release brand name pharmaceuticals.

Barr Laboratories, Inc., headquartered in Pomona, New York, develops, manufactures and markets generic and proprietary prescription pharmaceuticals. The company's products are concentrated in oncology, female healthcare, cardiovascular, anti-infective, pain management and psychotherapeutics.

Biovail Corporation, headquartered in Mississauga, Ontario, Canada, is a fully integrated pharmaceutical company specializing in the development of drugs utilizing advanced controlled-release, rapid dissolve, enhanced absorption and taste masking technologies.

Cardinal Health, Inc., headquartered in Dublin, Ohio, distributes a broad line of pharmaceuticals, surgical and hospital supplies, therapeutic plasma and other specialty pharmaceutical products, health and beauty care products and other items typically sold by hospitals, retail drug stores and other healthcare providers. The company also makes, leases and sells point-of-use pharmacy systems; provides pharmacy management services; and franchises apothecary-style pharmacies.

Genentech, Inc., headquartered in South San Francisco, California, discovers, develops, makes and sells human pharmaceuticals based on recombinant DNA technology (gene splicing). The company also makes and markets certain products within the United States which are sold to F. Hoffmann-La Roche Ltd. (HLR) for distribution outside the United States.

Guidant Corporation, headquartered in Indianapolis, Indiana, is a leading provider of medical devices for use in cardiac rhythm management, vascular intervention and other forms of minimally invasive surgery; and implantable pacemaker systems used in the treatment of slow or irregular arrhythmias. The company develops and markets a broad range of products used to treat cardiovascular and vascular disease.

Johnson & Johnson, headquartered in New Brunswick, New Jersey, makes and sells pharmaceuticals, personal healthcare products, medical and surgical equipment, and contact lenses.

Medtronic, Inc., headquartered in Minneapolis, Minnesota, makes and sells implantable cardiac pacemakers, implantable and external defibrillators, heart valves, and other vascular, cardiac and neurological products.

Merck & Co., Inc., headquartered in Whitehouse Station, New Jersey, is a leading pharmaceutical concern that discovers, develops, makes and markets a broad range of human and animal health products and services. The company also administers managed prescription drug programs.

Pfizer Inc., headquartered in New York, New York, produces and distributes anti-infectives, anti-inflammatory agents, cardiovascular agents, antifungal drugs, central nervous system agents, orthopedic implants, food science products, animal health products, toiletries, baby care products, dental rinse and other proprietary health items.

Technology
__________

Affiliated Computer Services, Inc., headquartered in Dallas, Texas, provides a full range of information technology services, including business process outsourcing, technology outsourcing, and professional services to the commercial sector and the Federal Government.

Applied Materials, Inc., headquartered in Santa Clara, California, develops, makes, sells and services semiconductor wafer fabrication equipment and related spare parts for the worldwide semiconductor industry.

Celestica Inc., headquartered in Toronto, Ontario, Canada, provides electronics manufacturing services including design, prototyping, assembly, testing, product assurance, supply chain management, distribution and service to customers in the computer and communications industries.

Check Point Software Technologies Ltd., headquartered in Ramat-Gan, Israel, develops, sells and supports secure enterprise networking solutions. The company's integrated architecture includes network security ("FireWall-1," "VPN-1," "Open Security Manager" and "Provider-1"), traffic control ("FloodGate-1" and "ConnectControl") and Internet protocol address management ("Meta IP").

Cisco Systems, Inc., headquartered in San Jose, California, provides networking solutions that connect computing devices and computer networks. The company offers various products to utilities, corporations, universities, governments and small to medium businesses worldwide.

Dell Computer Corporation, headquartered in Round Rock, Texas, designs, develops, makes, sells, services and supports a broad range of computer systems, including desktops, notebooks and servers compatible with industry standards under the "Dell" brand name. The company also sells software, peripheral equipment, and service and support programs.

Microsoft Corporation, headquartered in Redmond, Washington, develops, manufactures, licenses and supports a wide range of software products. The company offers operating system software, server application software, business and consumer applications software, software development tools and Internet and intranet software. "Windows" is the company's flagship PC operating system. The company also develops the MSN network of Internet products and services.

Nokia Oyj (ADR), headquartered in Espoo, Finland, supplies telecommunications systems and equipment, including mobile phones, battery chargers for mobile phones, computer monitors, multimedia network terminals and satellite receivers. The company provides its products and services worldwide.

Oracle Corporation, headquartered in Redwood Shores, California, designs, develops, markets and supports computer software products with a wide variety of uses, including database management, application development, business intelligence and business applications.

Siebel Systems, Inc., headquartered in San Mateo, California, designs, sells and supports enterprise-class sales and marketing information software systems. The company also designs, develops and markets a Web-based application software product.


   Equity Securities Selected for Leading Brands Portfolio, Series 12

The Leading Brands Portfolio, Series 12 contains common stocks of the following companies:


Apparel
_______

Liz Claiborne, Inc., headquartered in New York, New York, is engaged in the design and marketing of a broad range of men's and women's fashion apparel, accessories, and fragrances.

Columbia Sportswear Company, headquartered in Portland, Oregon, is one of the largest outerwear manufacturers in the world and leading seller of skiwear in the United States.

Jones Apparel Group, Inc., headquartered in Bristol, Pennsylvania, designs, contracts for the manufacture of, and markets a broad range of primarily better-priced women's suits, dresses and sportswear. The company also sells clothing through "Jones" factory outlet stores and full-price retail stores.

Beverages
_________

Anheuser-Busch Companies, Inc., headquartered in St. Louis, Missouri, produces and distributes beer under brand names such as "Budweiser," "Busch" and "Michelob." The company also manufactures metal beverage containers, recycles metal and glass beverage containers, and operates rice milling and barley seed processing plants. The company also owns and operates theme parks.

PepsiCo, Inc., headquartered in Purchase, New York, markets and distributes beverages including "Pepsi-Cola," "Diet Pepsi," "Pepsi Max," "Mountain Dew," "7UP," "Diet 7UP," "Mirinda," "Slice" and "Tropicana Pure Premium." The company, which operates internationally, also makes and distributes ready-to-drink Lipton tea products and snacks, with "Frito-Lay" representing the North American business.

Food
____

Dean Foods Company, headquartered in Dallas, Texas, manufactures and distributes fresh milk and related dairy products, plastic packaging and packaged ice in the United States. The company also distributes and markets refrigerated, shelf-stable and frozen food products.

H.J. Heinz Company, headquartered in Pittsburgh, Pennsylvania, manufactures, packages and sells processed food products throughout the world. The company's products include ketchup, sauces/condiments, pet food, seafood products, baby food, soups, lower-calorie products, bakery products, frozen dinners and entrees, and frozen pizza. The company also provides weight control services.

Hershey Foods Corporation, headquartered in Hershey, Pennsylvania, manufactures, distributes and sells consumer food products. The company produces and distributes a line of chocolate and non-chocolate, confectionery and grocery products in the United States and internationally.

Kraft Foods Inc., headquartered in Northfield, Illinois, is engaged in the manufacture and sale of retail packaged foods in the United States, Canada, Europe, Latin America and Asia Pacific.

Household Products
__________________

The Clorox Company, headquartered in Oakland, California, manufactures and sells household products, including the brand names "Armor All," "Black Flag," "Brita," "Clorox," "Combat," "Fresh Step," "Glad," "Hidden Valley," "Jonny Cat," "Kingsford," "Liquid-Plumr," "Pine-Sol," "S.O.S.," "STP," "Scoop Away" and "Tilex."

Colgate-Palmolive Company, headquartered in New York, New York, is an international consumer products company. The company's products include toothpaste, toothbrushes, shampoos, deodorants, bar and liquid soaps, dishwashing liquid and laundry products, among others. The company's brand names include "Ajax," "Colgate," "Fab," "Mennen," "Palmolive," "Prescription Diet," "Protex," "Science Diet" and "Soupline/Suavitel."

Kimberly-Clark Corporation, headquartered in Dallas, Texas, is an international company which manufactures and markets tissue products, personal care and healthcare products, as well as business, correspondence and technical papers. The company sells its products under the brand names, "Depend," "Huggies," "Kleenex," "Kotex," "Page" and "Tecnol."

The Procter & Gamble Company, headquartered in Cincinnati, Ohio, manufactures consumer products worldwide, including detergents, fabric conditioners and hard surface cleaners; products for personal cleansing, oral care, digestive health, hair and skin; paper tissue, disposable diapers, and pharmaceuticals; and shortenings, oils, snacks, baking mixes, peanut butter, coffee, drinks and citrus products.

The Scotts Company, headquartered in Marysville, Ohio, supplies consumer products for lawn and garden care, with a full range of products such as fertilizers, lawn food products, plant foods, soil and garden tools.

Leisure/Entertainment
_____________________

AOL Time Warner Inc., headquartered in Dulles, Virginia, provides online services to consumers in the United States, Canada, Europe and Japan offering subscribers a wide variety of services, including electronic mail, conferencing, news, sports, Internet access, entertainment, weather, stock quotes, software, computing support and online classes. The company also publishes and distributes magazines and books; produces and distributes recorded music, motion pictures and television programming; owns and operates retail stores; owns and administers music copyrights; and operates cable TV systems.

Carnival Corporation, headquartered in Miami, Florida, operates one of the world's largest multiple-night cruise lines under the names
"Carnival Cruise Lines," "Holland America Line," "Windstar Cruises," "Cunard Line," "Seabourn Cruise Line," "Costa Crociere SpA" and
"Airtours' Sun Cruises." The company markets sightseeing tours and operates several "Westmark" hotels.

Harley-Davidson, Inc., headquartered in Milwaukee, Wisconsin, designs, manufactures and sells heavyweight touring and custom motorcycles and related products and accessories internationally. The company also provides financing and insurance services for its products.

Hasbro, Inc., headquartered in Pawtucket, Rhode Island, designs, manufactures and markets a diverse line of toy products and related items including games, preschool toys, dolls, plush products and infant products.

Polaris Industries Inc., headquartered in Medina, Minnesota, designs, engineers and makes snowmobiles, all-terrain vehicles, motorcycles and personal watercraft.

Pharmaceuticals
_______________

Johnson & Johnson, headquartered in New Brunswick, New Jersey, makes and sells pharmaceuticals, personal healthcare products, medical and surgical equipment, and contact lenses.

Merck & Co., Inc., headquartered in Whitehouse Station, New Jersey, is a leading pharmaceutical concern that discovers, develops, makes and markets a broad range of human and animal health products and services. The company also administers managed prescription drug programs.

Pfizer Inc., headquartered in New York, New York, produces and distributes anti-infectives, anti-inflammatory agents, cardiovascular agents, antifungal drugs, central nervous system agents, orthopedic implants, food science products, animal health products, toiletries, baby care products, dental rinse and other proprietary health items.

Restaurants
___________

Outback Steakhouse, Inc., headquartered in Tampa, Florida, owns, operates and franchises full-service restaurants under the names
"Outback Steakhouse" and "Carrabba's Italian Grill" throughout the United States and in certain foreign countries.

Wendy's International, Inc., headquartered in Dublin, Ohio, operates, develops and franchises a system of quick-service restaurants.

Toiletries/Cosmetics
____________________

Avon Products, Inc., headquartered in New York, New York, makes and markets beauty and related products, which include cosmetics, fragrances and toiletries; gifts and decorative products; apparel; and fashion jewelry and accessories.


    Equity Securities Selected for Life Sciences Portfolio, Series 5

The Life Sciences Portfolio, Series 5 contains common stocks of the following companies:


Biotech
_______

Amgen Inc., headquartered in Thousand Oaks, California, is a global biotechnology concern which develops, makes and markets human therapeutics based on advanced cellular and molecular biology, including a protein that stimulates red blood cell production and a protein that stimulates white blood cell production.

Cephalon, Inc., headquartered in West Chester, Pennsylvania, discovers and develops pharmaceutical products for the treatment of neurological disorders such as narcolepsy, amyotrophic lateral sclerosis ("ALS" or Lou Gehrig's disease), Parkinson's disease, peripheral neuropathies, Alzheimer's disease and stroke.

Enzon, Inc., headquartered in Piscataway, New Jersey, researches, develops, makes and sells enhanced therapeutics based on the application of proprietary technologies in the areas of blood substitutes, genetic diseases and oncology.

Genentech, Inc., headquartered in South San Francisco, California, discovers, develops, makes and sells human pharmaceuticals based on recombinant DNA technology (gene splicing). The company also makes and markets certain products within the United States which are sold to F. Hoffmann-La Roche Ltd. (HLR) for distribution outside the United States.

Human Genome Sciences, Inc., headquartered in Rockville, Maryland, researches and develops potential proprietary drug and diagnostic products based on the discovery and understanding of the medical uses of genes.

IDEC Pharmaceuticals Corporation, headquartered in San Diego, California, develops products for the long-term management of immune system cancers and autoimmune and inflammatory diseases. The company's lead immune system, cancer and rheumatoid arthritis products are genetically engineered to combat disease through the patient's immune system.

MedImmune, Inc., headquartered in Gaithersburg, Maryland, develops and markets products for the prevention and treatment of infectious diseases, autoimmune diseases and cancer. The company's products are also used in transplantation medicine.

Millennium Pharmaceuticals, Inc., headquartered in Cambridge, Massachusetts, is a drug discovery and development company that researches and develops a broad range of therapeutic and diagnostic products for the commercial application of genetics, genomics and bioinformatics.

Protein Design Labs, Inc., headquartered in Fremont, California, develops human and humanized antibodies and other products to treat or prevent a variety of viral, immune-mediated and inflammatory diseases as well as certain cancers and cardiovascular conditions.

Transkaryotic Therapies, Inc., headquartered in Cambridge,
Massachusetts, develops and commercializes therapeutic proteins and gene therapy products for the long-term treatment and cure of a broad range of human diseases.

Medical Products
________________

Abbott Laboratories, headquartered in Abbott Park, Illinois, discovers, develops, makes and sells a broad and diversified line of healthcare products and services.

Bio-Rad Laboratories, Inc. (Class A), headquartered in Hercules, California, manufactures and supplies the life science research, analytical chemistry and healthcare markets with a broad range of products and systems used to separate complex chemical and biological materials, and to identify, analyze and purify their components.

Biomet, Inc., headquartered in Warsaw, Indiana, and its subsidiaries, make and sell reconstructive and trauma devices, electrical bone growth stimulators, orthopedic support devices, operating room supplies, powered surgical instruments, general surgical instruments, arthroscopy products and craniomaxillofacial products. The company's products are used primarily by orthopedic medical specialists in both surgical and non-surgical therapy.

Cardinal Health, Inc., headquartered in Dublin, Ohio, distributes a broad line of pharmaceuticals, surgical and hospital supplies, therapeutic plasma and other specialty pharmaceutical products, health and beauty care products and other items typically sold by hospitals, retail drug stores and other healthcare providers. The company also makes, leases and sells point-of-use pharmacy systems; provides pharmacy management services; and franchises apothecary-style pharmacies.

Guidant Corporation, headquartered in Indianapolis, Indiana, is a leading provider of medical devices for use in cardiac rhythm management, vascular intervention and other forms of minimally invasive surgery; and implantable pacemaker systems used in the treatment of slow or irregular arrhythmias. The company develops and markets a broad range of products used to treat cardiovascular and vascular disease.

Johnson & Johnson, headquartered in New Brunswick, New Jersey, makes and sells pharmaceuticals, personal healthcare products, medical and surgical equipment, and contact lenses.

Medtronic, Inc., headquartered in Minneapolis, Minnesota, makes and sells implantable cardiac pacemakers, implantable and external defibrillators, heart valves, and other vascular, cardiac and neurological products.

Stryker Corporation, headquartered in Kalamazoo, Michigan, develops, makes and markets specialty surgical and medical products, including orthopedic implants, powered surgical instruments, endoscopic systems and patient care and handling equipment for the global market; and provides physical therapy services in the United States.

Techne Corporation, headquartered in Minneapolis, Minnesota, develops and makes biotechnology products and hematology calibrators and controls.

Zimmer Holdings, Inc., headquartered in Warsaw, Indiana, is engaged in the design, development, manufacturing and marketing of orthopaedic reconstructive implants and fracture management products, including artificial knees, hips and other joints.

Pharmaceuticals
_______________

Andrx Group, headquartered in Fort Lauderdale, Florida, formulates and commercializes controlled-release oral pharmaceuticals utilizing its proprietary drug delivery technologies to improve drug therapy. The company also develops generic versions of selected high sales volume controlled-release brand name pharmaceuticals.

Aventis S.A. (ADR), headquartered in Strasbourg, France, is engaged in the research, development, production, marketing and sale of organic and inorganic intermediate chemicals, specialty chemicals, fibers, polymers, pharmaceuticals and agricultural chemicals.

Barr Laboratories, Inc., headquartered in Pomona, New York, develops, manufactures and markets generic and proprietary prescription pharmaceuticals. The company's products are concentrated in oncology, female healthcare, cardiovascular, anti-infective, pain management and psychotherapeutics.

Biovail Corporation, headquartered in Mississauga, Ontario, Canada, is a fully integrated pharmaceutical company specializing in the development of drugs utilizing advanced controlled-release, rapid dissolve, enhanced absorption and taste masking technologies.

Eli Lilly and Company, headquartered in Indianapolis, Indiana, with subsidiaries, develops, makes and markets pharmaceutical and animal health products sold in countries around the world. The company also provides healthcare management services in the United States.

Merck & Co., Inc., headquartered in Whitehouse Station, New Jersey, is a leading pharmaceutical concern that discovers, develops, makes and markets a broad range of human and animal health products and services. The company also administers managed prescription drug programs.

Novartis AG (ADR), headquartered in Basel, Switzerland, manufactures healthcare products for use in a broad range of medical fields, as well as nutritional and agricultural products. The company markets its products worldwide.

Pfizer Inc., headquartered in New York, New York, produces and distributes anti-infectives, anti-inflammatory agents, cardiovascular agents, antifungal drugs, central nervous system agents, orthopedic implants, food science products, animal health products, toiletries, baby care products, dental rinse and other proprietary health items.

Schering-Plough Corporation, headquartered in Kenilworth, New Jersey, develops, makes and markets pharmaceutical and healthcare products worldwide. Products include prescription drugs, animal health products and over-the-counter foot care and sun care products.

Wyeth, headquartered in Madison, New Jersey, is engaged in the discovery, development, manufacture, distribution and sale of a diversified line of products in three primary business: pharmaceuticals, consumer healthcare and agricultural products. The pharmaceuticals segment includes both human ethical pharmaceuticals and animal pharmaceuticals. Consumer healthcare products include "Advil,"
"Centrum," "Dimetapp" and "Robitussin" brand names.


    Equity Securities Selected for Market Leaders Portfolio, Series 6

The Market Leaders Portfolio, Series 6 contains common stocks of the following companies:


Basic Materials
_______________

Great Lakes Chemical Corporation, headquartered in Indianapolis,
Indiana, is a producer of specialty chemicals for flame retardants, water treatment chemicals, fire extinguishers and performance chemicals.

USG Corporation, headquartered in Chicago, Illinois, is a manufacturer and distributor of building materials, producing a range of products for use in new residential, new nonresidential, and repair and remodel construction, as well as products used in certain industrial processes.

Communication Services
______________________

Shaw Communications Inc. (Class B), headquartered in Calgary, Alberta, Canada, is a diversified communications company whose core business is providing broadband cable television, Internet and satellite services.

Consumer-Discretionary
______________________

Gannett Co., Inc., headquartered in McLean, Virginia, is a diversified news and information company that publishes newspapers, operates broadcasting stations and is engaged in marketing, commercial printing, a newswire service, data services and news programming.

NIKE, Inc. (Class B), headquartered in Beaverton, Oregon, makes and sells athletic shoes for men, women and children for competitive and recreational wear, and designed for specific sports. The company also sells sports apparel and accessories and makes and sells hockey equipment. The company is not affiliated in any way with First Trust Portfolios L.P., formerly known as Nike Securities L.P., the Trust's Sponsor.

Outback Steakhouse, Inc., headquartered in Tampa, Florida, owns, operates and franchises full-service restaurants under the names
"Outback Steakhouse" and "Carrabba's Italian Grill" throughout the United States and in certain foreign countries.

The Washington Post Company (Class B), headquartered in Washington, D.C., is a diversified media organization whose operations consist of newspaper publishing, television broadcasting and magazine publishing.

Consumer-Staples
________________

The Coca-Cola Company, headquartered in Atlanta, Georgia, makes and distributes soft drink concentrates and syrups; and also markets juice and juice-drink products. The company's products are sold in 200 countries and include the leading soft drink products in most of these countries.

The Gillette Company, headquartered in Boston, Massachusetts, is a worldwide manufacturer of grooming products, writing instruments and correction products, toothbrushes and oral care appliances, and alkaline batteries.

Financial Services
__________________

American Express Company, headquartered in New York, New York, through subsidiaries, provides travel-related services (including travelers' cheques, American Express cards, consumer lending, tour packages and itineraries, and publications); investors' diversified financial products and services; and international banking services.

Berkshire Hathaway Inc. (Class B), headquartered in Omaha, Nebraska, is a holding company with subsidiaries in a variety of business sectors.
The company sells property and casualty insurance and other insurance products. The company also manufactures and markets home cleaning systems; manufactures and sells confectionery products; retails home furnishings; and owns The Buffalo News. (Class B voting rights equal one-two-hundredth (1/200th) of a vote for each share held. Class B dividend rights equal one-thirtieth (1/30th) of the amount declared for each Class A share held.)

H&R Block, Inc., headquartered in Kansas City, Missouri, is a holding company whose subsidiaries provide tax-related services, investment services through broker/dealers, mortgage services, personal productivity software, accounting, and consulting services to business clients.

M&T Bank Corporation, headquartered in Buffalo, New York, conducts a commercial banking business through offices mainly in New York, Pennsylvania and The Bahamas. The company is a bank holding company that operates through two wholly-owned bank subsidiaries: Manufacturers and Traders Trust Co. (M&T Bank) and M&T Bank, National Association (M&T Bank, N.A.).

Moody's Corporation, headquartered in New York, New York, is a global credit rating, research and risk analysis firm, publishing credit opinions, research and ratings on fixed-income securities, issuers of securities and other credit obligations.

SunTrust Banks, Inc., headquartered in Atlanta, Georgia, through subsidiaries, operates a banking business, based in the southeastern United States. The company's primary businesses include traditional deposit and credit services as well as trust and investment services.

Torchmark Corporation, headquartered in Birmingham, Alabama, an insurance and diversified financial services holding company, provides individual life and supplemental health insurance, annuities and related products.

Wells Fargo & Company, headquartered in San Francisco, California, operates a general banking business in a number of states and operates mortgage banking offices throughout the United States. The company also provides consumer finance services throughout the United States and in Canada, the Caribbean, Central America and Guam; and offers various other financial services.

Wesco Financial Corporation, headquartered in Pasadena, California, through subsidiaries, is engaged in three principal businesses: the insurance business, the furniture rental business, and the steel service center business.

Industrials
___________

Dover Corporation, headquartered in New York, New York, makes, installs and services elevators. The company also makes a broad range of specialized metal fabricated industrial products, electronic components and sophisticated manufacturing equipment.

GATX Corporation, headquartered in Chicago, Illinois, is a holding company whose subsidiaries engage in the leasing and management of railroad tank cars and other specialized railcars; arrange and service the financing of equipment and other capital assets; and provide logistics and supply chain services.


Equity Securities Selected for Pharmaceutical Select Portfolio, Series 14
                 and Pharmaceutical Portfolio, Series 14

Both the Pharmaceutical Select Portfolio, Series 14 and the
Pharmaceutical Portfolio, Series 14 contain common stocks of the following companies:


Abbott Laboratories, headquartered in Abbott Park, Illinois, discovers, develops, makes and sells a broad and diversified line of healthcare products and services.

Amgen Inc., headquartered in Thousand Oaks, California, is a global biotechnology concern which develops, makes and markets human therapeutics based on advanced cellular and molecular biology, including a protein that stimulates red blood cell production and a protein that stimulates white blood cell production.

Andrx Group, headquartered in Fort Lauderdale, Florida, formulates and commercializes controlled-release oral pharmaceuticals utilizing its proprietary drug delivery technologies to improve drug therapy. The company also develops generic versions of selected high sales volume controlled-release brand name pharmaceuticals.

AstraZeneca Plc (ADR), headquartered in London, England, is a holding company. Through its subsidiaries, the company researches, develops and makes ethical (prescription) pharmaceuticals and agricultural chemicals; and provides disease-specific healthcare services. Pharmaceutical products are focused on three areas: oncology, primary care, and specialist/hospital care.

Aventis S.A. (ADR), headquartered in Strasbourg, France, is engaged in the research, development, production, marketing and sale of organic and inorganic intermediate chemicals, specialty chemicals, fibers, polymers, pharmaceuticals and agricultural chemicals.

Barr Laboratories, Inc., headquartered in Pomona, New York, develops, manufactures and markets generic and proprietary prescription pharmaceuticals. The company's products are concentrated in oncology, female healthcare, cardiovascular, anti-infective, pain management and psychotherapeutics.

Cephalon, Inc., headquartered in West Chester, Pennsylvania, discovers and develops pharmaceutical products for the treatment of neurological disorders such as narcolepsy, amyotrophic lateral sclerosis ("ALS" or Lou Gehrig's disease), Parkinson's disease, peripheral neuropathies, Alzheimer's disease and stroke.

Forest Laboratories, Inc., headquartered in New York, New York, develops, manufactures and sells both branded and generic forms of ethical drug products that require a physician's prescription, as well as non-prescription pharmaceutical products sold over-the-counter.

Genentech, Inc., headquartered in South San Francisco, California, discovers, develops, makes and sells human pharmaceuticals based on recombinant DNA technology (gene splicing). The company also makes and markets certain products within the United States which are sold to F. Hoffmann-La Roche Ltd. (HLR) for distribution outside the United States.

GlaxoSmithKline Plc (ADR), headquartered in Greenford, Middlesex,
England, conducts research into and develops, makes and markets ethical pharmaceuticals around the world. Products include gastrointestinal, respiratory, anti-emesis, anti-migraine, systemic antibiotics, cardiovascular, dermatological, foods and animal health.

IDEC Pharmaceuticals Corporation, headquartered in San Diego, California, develops products for the long-term management of immune system cancers and autoimmune and inflammatory diseases. The company's lead immune system, cancer and rheumatoid arthritis products are genetically engineered to combat disease through the patient's immune system.

Johnson & Johnson, headquartered in New Brunswick, New Jersey, makes and sells pharmaceuticals, personal healthcare products, medical and surgical equipment, and contact lenses.

King Pharmaceuticals, Inc., headquartered in Bristol, Tennessee, is a vertically integrated pharmaceutical company that manufactures, markets and sells primarily branded prescription pharmaceutical products.

Eli Lilly and Company, headquartered in Indianapolis, Indiana, with subsidiaries, develops, makes and markets pharmaceutical and animal health products sold in countries around the world. The company also provides healthcare management services in the United States.

MedImmune, Inc., headquartered in Gaithersburg, Maryland, develops and markets products for the prevention and treatment of infectious diseases, autoimmune diseases and cancer. The company's products are also used in transplantation medicine.

Merck & Co., Inc., headquartered in Whitehouse Station, New Jersey, is a leading pharmaceutical concern that discovers, develops, makes and markets a broad range of human and animal health products and services. The company also administers managed prescription drug programs.

Millennium Pharmaceuticals, Inc., headquartered in Cambridge, Massachusetts, is a drug discovery and development company that researches and develops a broad range of therapeutic and diagnostic products for the commercial application of genetics, genomics and bioinformatics.

Novartis AG (ADR), headquartered in Basel, Switzerland, manufactures healthcare products for use in a broad range of medical fields, as well as nutritional and agricultural products. The company markets its products worldwide.

Novo Nordisk A/S (ADR), headquartered in Bagsvaerd, Denmark, is a healthcare company that specializes in products for the treatment of diabetes, as well as products in the areas of coagulation disorders, human growth hormones and hormone replacement.

Pfizer Inc., headquartered in New York, New York, produces and distributes anti-infectives, anti-inflammatory agents, cardiovascular agents, antifungal drugs, central nervous system agents, orthopedic implants, food science products, animal health products, toiletries, baby care products, dental rinse and other proprietary health items.

Roche Holding AG (ADR), headquartered in Basel, Switzerland, develops and manufactures pharmaceutical and chemical products. The company produces prescription and non-prescription drugs, fine chemicals, vitamins and diagnostic equipment. The company manufactures and distributes its products worldwide.

Schering-Plough Corporation, headquartered in Kenilworth, New Jersey, develops, makes and markets pharmaceutical and healthcare products worldwide. Products include prescription drugs, animal health products and over-the-counter foot care and sun care products.

Teva Pharmaceutical Industries Ltd. (ADR), headquartered in Petah Tikva, Israel, is a fully integrated global pharmaceutical company producing drugs in all major therapeutic categories.

Watson Pharmaceuticals, Inc., headquartered in Corona, California, manufactures and sells off-patent (generic) pharmaceuticals and develops advanced drug delivery systems designed primarily to enhance the therapeutic benefits of pharmaceutical compounds. The company also develops and markets branded pharmaceuticals targeting the dermatology, women's health and neuropsychiatric markets.

Wyeth, headquartered in Madison, New Jersey, is engaged in the discovery, development, manufacture, distribution and sale of a diversified line of products in three primary business: pharmaceuticals, consumer healthcare and agricultural products. The pharmaceuticals segment includes both human ethical pharmaceuticals and animal pharmaceuticals. Consumer healthcare products include "Advil,"
"Centrum," "Dimetapp" and "Robitussin" brand names.

Equity Securities Selected for REIT Growth & Income Portfolio, Series 6

The REIT Growth & Income Portfolio, Series 6 contains common stocks of the following companies:



Apartments
__________

Apartment Investment & Management Company, headquartered in Denver, Colorado, is a self-managed real estate investment trust engaged in the ownership, acquisition, development, expansion and management of multi-family apartment properties.

Camden Property Trust, headquartered in Houston, Texas, is a self-managed real estate investment trust engaged in the ownership, development, acquisition, marketing, management and disposition of multi-family apartment communities in the southwestern, southeastern, midwestern and western regions of the United States.

Home Properties of New York, Inc., headquartered in Rochester, New York, is a self-managed real estate investment trust that engages in the ownership, management, acquisition and development of apartment communities, primarily in the northeastern, mid-Atlantic and midwestern regions of the United States.

United Dominion Realty Trust, Inc., headquartered in Highlands Ranch, Colorado, is a self-managed real estate investment trust that owns, acquires, renovates, develops and manages middle-market apartment communities nationwide.

Diversified
___________

Colonial Properties Trust, headquartered in Birmingham, Alabama, is a self-managed real estate investment trust which owns, develops and operates multifamily, retail and office properties in the Sunbelt region of the United States.

Vornado Realty Trust, headquartered in New York, New York, is a self-managed real estate investment trust which owns, manages and operates office buildings, retail properties, merchandise marts and other real estate investments.

Healthcare
__________

Ventas, Inc., headquartered in Louisville, Kentucky, is a self-managed real estate investment trust that owns skilled nursing facilities, hospitals and personal care facilities in 36 states across every region of the United States.

Industrial
__________

ProLogis Trust, headquartered in Aurora, Colorado, is a self-managed real estate investment trust which acquires, develops, markets, leases, operates and manages distribution, light manufacturing and temperature-controlled facilities located primarily in full-service, master-planned business parks.

Lodging
_______

Hospitality Properties Trust, headquartered in Newton, Massachusetts, is a self-managed real estate investment trust formed to buy, own and lease hotels to unaffiliated hotel operators.

Net Lease
_________

Capital Automotive REIT, headquartered in McLean, Virginia, is a self-managed real estate investment trust which owns multi-site, multi-franchised motor vehicle dealerships and motor vehicle-related businesses in major metropolitan areas throughout the United States.

Lexington Corporate Properties Trust, headquartered in New York, New York, is a self-managed real estate investment trust that acquires, owns and manages a geographically diverse portfolio of net leased office, industrial and retail properties.

Office
______

Boston Properties, Inc., headquartered in Boston, Massachusetts, is a self-managed real estate investment trust with in-house expertise and resources in acquisitions, development, financing, construction management, property management, marketing, leasing, accounting, tax and legal services. The company's properties are concentrated in four core markets: Boston, Washington, D.C., midtown Manhattan and San Francisco.

Corporate Office Properties Trust, headquartered in Columbia, Maryland, is a self-managed real estate investment trust that focuses principally on the ownership, management, leasing, acquisition and development of suburban office buildings located in select submarkets in the Mid-Atlantic region of the United States.

Parkway Properties, Inc., headquartered in Jackson, Mississippi, is a self-managed real estate investment trust engaged in the acquisition, ownership, management, financing and leasing of office properties in the southeastern and southwestern United States and in Chicago, Illinois.

SL Green Realty Corp., headquartered in New York, New York, is a self-managed real estate investment trust engaged in the business of owning, managing, leasing, acquiring and repositioning Class B office properties in the Manhattan borough of New York City.

Office/Industrial
_________________

Glenborough Realty Trust Incorporated, headquartered in San Mateo, California, is a self-managed real estate investment trust with a portfolio of properties including office, office/flex, industrial, multi-family, retail and hotel properties located throughout the United States.

Liberty Property Trust, headquartered in Malvern, Pennsylvania, is a self-managed real estate investment trust providing leasing, acquisition, development, property management and other related services for industrial and office properties located in the southeastern, mid-Atlantic and midwestern regions of the United States.

Reckson Associates Realty Corporation, headquartered in Melville, New York, is a self-managed real estate investment trust which owns and manages Class A suburban office and industrial properties in the New York tri-state area.

Regional Malls
______________

CBL & Associates Properties, Inc., headquartered in Chattanooga, Tennessee, is a self-managed real estate investment trust which is engaged in the ownership, operation, marketing, management, leasing, expansion, development, redevelopment, acquisition and financing of regional malls and community and neighborhood centers in the United States.

General Growth Properties, Inc., headquartered in Chicago, Illinois, is a self-managed real estate investment trust which owns, develops, operates, leases and manages shopping centers throughout the United States.

The Mills Corporation, headquartered in Arlington, Virginia, is a self-managed real estate investment trust that owns, develops, leases and manages a portfolio of market dominant retail and entertainment destinations.

Simon Property Group, Inc., headquartered in Indianapolis, Indiana, is a self-managed real estate investment trust engaged in the ownership, development and management of regional malls and shopping centers.

Shopping Centers
________________

Developers Diversified Realty Corporation, headquartered in Beachwood, Ohio, is a self-managed real estate investment trust which acquires, develops, redevelops, owns, leases, and manages shopping centers, business centers and undeveloped land.

Kimco Realty Corporation, headquartered in New Hyde Park, New York, is a self-managed real estate investment trust that owns and operates neighborhood and community shopping centers in 41 states.

Pan Pacific Retail Properties, Inc., headquartered in Vista, California, is a self-managed real estate investment trust which owns, manages, leases, acquires and develops shopping centers located primarily in the western United States.


Equity Securities Selected for Technology Select Portfolio, Series 17 and
                     Technology Portfolio, Series 17

Both the Technology Select Portfolio, Series 17 and the Technology Portfolio, Series 17 contain common stocks of the following companies:


Communications Equipment
________________________

Nokia Oyj (ADR), headquartered in Espoo, Finland, supplies telecommunications systems and equipment, including mobile phones, battery chargers for mobile phones, computer monitors, multimedia network terminals and satellite receivers. The company provides its products and services worldwide.

QUALCOMM Inc., headquartered in San Diego, California, designs, develops, makes, sells, licenses and operates advanced communications systems and products based on proprietary digital wireless technology. The company's products include "CDMA" integrated circuits, wireless phones and infrastructure products, transportation management information systems and ground stations, and phones for the low-earth-orbit satellite communications system.

Computers & Peripherals
_______________________

Celestica Inc., headquartered in Toronto, Ontario, Canada, provides electronics manufacturing services including design, prototyping, assembly, testing, product assurance, supply chain management, distribution and service to customers in the computer and communications industries.

Dell Computer Corporation, headquartered in Round Rock, Texas, designs, develops, makes, sells, services and supports a broad range of computer systems, including desktops, notebooks and servers compatible with industry standards under the "Dell" brand name. The company also sells software, peripheral equipment, and service and support programs.

EMC Corporation, headquartered in Hopkinton, Massachusetts, designs, manufactures, markets and supports hardware, software and service products for the enterprise storage market. The company's products are sold as integrated storage solutions for customers on various computing platforms including "UNIX" and "Windows NT."

Lexmark International, Inc., headquartered in Lexington, Kentucky, develops, manufactures and supplies printing solutions and products, including laser and inkjet printers and associated supplies for the office and home markets.

Sun Microsystems, Inc., headquartered in Palo Alto, California, supplies network computing products, including desktop systems, storage subsystems, network switches, servers, software, microprocessors and a full range of services and support, using the UNIX operating system.

Computer Software & Services
____________________________

Adobe Systems Incorporated, headquartered in San Jose, California, develops, markets and supports computer software products and technologies that enable users to express and use information across all print and electronic media.

Affiliated Computer Services, Inc., headquartered in Dallas, Texas, provides a full range of information technology services, including business process outsourcing, technology outsourcing, and professional services to the commercial sector and the Federal Government.

BEA Systems, Inc., headquartered in San Jose, California, markets and supports software used by large organizations to enable and support their most critical business processes. The company's products have been adopted in a wide variety of industries, including telecommunications, banking and finance, manufacturing, retail and transportation.

Check Point Software Technologies Ltd., headquartered in Ramat-Gan, Israel, develops, sells and supports secure enterprise networking solutions. The company's integrated architecture includes network security ("FireWall-1," "VPN-1," "Open Security Manager" and "Provider-1"), traffic control ("FloodGate-1" and "ConnectControl") and Internet protocol address management ("Meta IP").

Electronic Arts Inc., headquartered in Redwood City, California, creates, markets, and distributes interactive entertainment software for a variety of hardware platforms.

First Data Corporation, headquartered in Atlanta, Georgia, provides processing services to issuers of VISA and MasterCards; payment instrument processing services to institutions and consumers; telephone and information processing services; shareholder services; information systems; and data processing.

Microsoft Corporation, headquartered in Redmond, Washington, develops, manufactures, licenses and supports a wide range of software products. The company offers operating system software, server application software, business and consumer applications software, software development tools and Internet and intranet software. "Windows" is the company's flagship PC operating system. The company also develops the MSN network of Internet products and services.

Oracle Corporation, headquartered in Redwood Shores, California, designs, develops, markets and supports computer software products with a wide variety of uses, including database management, application development, business intelligence and business applications.

Siebel Systems, Inc., headquartered in San Mateo, California, designs, sells and supports enterprise-class sales and marketing information software systems. The company also designs, develops and markets a Web-based application software product.

SunGard Data Systems Inc., headquartered in Wayne, Pennsylvania, provides integrated technology solutions, principally proprietary software and application services to the financial services industry; and business continuity and Internet services, comprised of high-availability infrastructure, Web-hosting, co-location, outsourcing and remote-access computer services.

Symantec Corporation, headquartered in Cupertino, California, develops utility software for business and personal computing. The company's products are organized into three business units: remote productivity solutions; security and assistance; and Internet tools, royalties and other.

VERITAS Software Corporation, headquartered in Mountain View,
California, designs, develops, markets and supports enterprise data storage management and high availability products for open system environments.

Networking Products
___________________

Cisco Systems, Inc., headquartered in San Jose, California, provides networking solutions that connect computing devices and computer networks. The company offers various products to utilities, corporations, universities, governments and small to medium businesses worldwide.

Semiconductor Equipment
_______________________

Applied Materials, Inc., headquartered in Santa Clara, California, develops, makes, sells and services semiconductor wafer fabrication equipment and related spare parts for the worldwide semiconductor industry.

Novellus Systems, Inc., headquartered in San Jose, California, designs, makes, sells and services chemical vapor deposition equipment used in the fabrication of integrated circuits. The company sells its products to semiconductor manufacturers worldwide.

Semiconductors
______________

Intel Corporation, headquartered in Santa Clara, California, designs, develops, makes and markets advanced microcomputer components and related products at various levels of integration. Principal components consist of silicon-based semiconductors etched with complex patterns of transistors.

Maxim Integrated Products, Inc., headquartered in Sunnyvale, California, designs and makes linear and mixed-signal integrated circuits. The company's products include data converters, interface circuits, microprocessor-supervisors and amplifiers.

NVIDIA Corporation, headquartered in Santa Clara, California, designs, develops and markets graphics processors and related software for personal computers and digital entertainment platforms.


We have obtained the foregoing descriptions from sources we deem reliable. We have not independently verified the provided information either in terms of accuracy or completeness.

               CONTENTS OF REGISTRATION STATEMENT

A.   Bonding Arrangements of Depositor:

     First  Trust  Portfolios,  L.P. is  covered  by  a  Brokers'
     Fidelity Bond, in the total amount of $2,000,000, the insurer being National Union Fire Insurance Company of
     Pittsburgh.

B. This Registration Statement on Form S-6 comprises the following papers and documents:

     The facing sheet

     The Prospectus

     The signatures

     Exhibits


                               S-1

                           SIGNATURES

     The Registrant, FT 654, hereby identifies The First Trust Special Situations Trust, Series 4; The First Trust Special Situations Trust, Series 18; The First Trust Special Situations Trust, Series 69; The First Trust Special Situations Trust, Series 108; The First Trust Special Situations Trust, Series 119; The First Trust Special Situations Trust, Series 190; FT 286; The First Trust Combined Series 272; FT 412; FT 438; and FT 556 for purposes of the representations required by Rule 487 and represents the following:

     (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     (3)  that it has complied with Rule 460 under the Securities
Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 654, has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lisle and State of Illinois on July 16, 2002.

                              FT 654

                              By FIRST TRUST PORTFOLIOS, L.P.
                                        Depositor




                              By   Robert M. Porcellino
                                   Senior Vice President

                               S-2

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:

       NAME                 TITLE*                 DATE

David J. Allen             Director           )
                           of The Charger     )
                           Corporation, the   ) July 16, 2002
                           General Partner of )
                           First Trust        )
                           Portfolios, L.P.   )

Judith M. Van Kampen       Director           )
                           of The Charger     ) Robert M. Porcellino
                           Corporation, the   ) Attorney-in-Fact**
                           General Partner of )
                           First Trust        )
                           Portfolios, L.P.   )

Karla M. Van Kampen-Pierre Director          )
                           of The Charger    )
                           Corporation, the  )
                           General Partner of)
                           First Trust       )
                           Portfolios, L.P.  )

David G. Wisen             Director           )
                           of The Charger     )
                           Corporation, the   )
                           General Partner of )
                           First Trust        )
                           Portfolios, L.P.   )


       * The title of the person named herein represents his or her capacity in and relationship to First Trust
       Portfolios, L.P., Depositor.

       ** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with the Amendment No. 1 to Form S-6 of FT 597 (File No. 333-76518) and the same is hereby incorporated herein by this reference.

                               S-3

                 CONSENT OF INDEPENDENT AUDITORS

     We   consent  to  the  use  in  this  Amendment  No.  1   to
Registration Statement No. 333-91806 of FT 654 of our report dated July 16, 2002 appearing in the Prospectus, which is a part of such Registration Statement, and to the reference to us under the caption "Experts" in such Prospectus.



DELOITTE & TOUCHE LLP


Chicago, Illinois
July 16, 2002


                               S-4

                       CONSENTS OF COUNSEL

     The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits
3.1, 3.2, 3.3 and 3.4 of the Registration Statement.


              CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.


                               S-5

                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for The First Trust Special Situations Trust, Series 22 and certain subsequent Series, effective November 20, 1991 among Nike Securities L.P., as Depositor, United States Trust Company of New York as Trustee, Securities Evaluation Service, Inc., as Evaluator, and First Trust Advisors L.P. as Portfolio Supervisor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-43693] filed on behalf of The First Trust Special Situations Trust, Series 22). Effective June 27, 2002, Nike Securities L.P. changed its name to First Trust Portfolios, L.P.

1.1.1 Form of Trust Agreement for FT 654 among First Trust Portfolios, L.P., as Depositor, JPMorgan Chase Bank, as Trustee, First Trust Advisors L.P., as Evaluator, and First Trust Advisors L.P., as Portfolio Supervisor.

1.2 Copy of Certificate of Limited Partnership of First Trust Portfolios, L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3      Copy   of   Amended  and  Restated  Limited  Partnership
         Agreement of First Trust Portfolios, L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4 Copy of Articles of Incorporation of The Charger Corporation, the general partner of First Trust Portfolios, L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of The Charger Corporation, the general partner of First Trust Portfolios, L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.6      Underwriter  Agreement  (incorporated  by  reference  to
         Amendment No. 1 to Form S-6 [File No. 33-48055] filed on behalf of The First Trust Special Situations Trust,
         Series 19).

2.1      Copy  of  Certificate of Ownership (included in  Exhibit
         1.1 filed herewith on page 2 and incorporated herein by reference).

                               S-6

2.2 Copy of Code of Ethics (incorporated by reference to Amendment No. 1 to form S-6 [File No. 333-31176] filed on behalf of FT 415).

3.1 Opinion of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to Federal income tax status of securities being registered.

3.3 Opinion of counsel as to New York income tax status of securities being registered.

3.4 Opinion of counsel as to advancement of funds by Trustee.

4.1      Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Directors listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-
         76518] filed on behalf of FT 597.


                               S-7